Exhibit 99.1

MPM Holdings Inc.
260 Hudson River Road
Waterford, New York 12188
NOTICE OF STOCKHOLDER ACTION BY WRITTEN CONSENT AND AVAILABILITY OF APPRAISAL RIGHTS
AND
INFORMATION STATEMENT
WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY OR OTHERWISE VOTE ON THE TRANSACTION.
To our Stockholders
This notice of Stockholder Action by Written Consent and Availability of Appraisal Rights and Information Statement (this “Information Statement”) is being furnished to the holders of common stock, par value $0.01 per share (the “Common Stock”), of MPM Holdings Inc., a Delaware corporation (the “Company” or “MPM”), in connection with the Agreement and Plan of Merger, dated as of September 13, 2018, by and among MOM Holding Company, a Delaware corporation (“Parent”), MOM Special Company, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company (such Agreement and Plan of Merger, the “Merger Agreement,” a copy of which is attached as Annex A to this Information Statement). Pursuant to the Merger Agreement and upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock outstanding immediately prior to the Effective Time will be converted automatically into and thereafter represent only the right to receive $32.50 in cash, without interest (subject to certain adjustments described herein and deduction for any applicable withholding tax) (the “Merger Consideration”), other than (i) any Canceled Shares (as defined herein), (ii) any Convertible Shares (as defined herein) and (iii) shares of Common Stock with respect to which a stockholder has properly demanded appraisal (“Appraisal Shares”) pursuant to, and in compliance in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).
After careful consideration, the board of directors of the Company (the “Company Board”) unanimously (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Merger, (iii) authorized the Company to enter into the Merger Agreement and perform each of its obligations thereunder, including the Merger, and (iv) recommended that the stockholders of the Company adopt the Merger Agreement. The Company Board considered a number of factors in evaluating the Merger and consulted with its outside legal and financial advisors.
The adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, required the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock in favor of the adoption of the Merger Agreement (the “Company Stockholder Approval”), which may be evidenced by written consent. On September 13, 2018, the date the Merger Agreement was executed, Euro VI (BC) S.à r.l. (“Apollo”) and OCM Opps MTIV Holdings, LLC (“Oaktree”) (collectively, the “Majority Stockholders”), which as of such date collectively owned 29,374,369 shares of Common Stock, constituting approximately 61.0% of the voting power of the issued and outstanding shares of Common Stock, executed and delivered a written consent (in the form attached as Annex B to this Information Statement, the “Written Consent”) adopting the Merger Agreement. As a result, no further action by any stockholder of the Company is required under applicable law or the Merger Agreement to adopt the Merger Agreement or approve the transactions contemplated thereby, including the Merger. Therefore, the Company is not soliciting your vote for or consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and the Company will not call a stockholder meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger. This notice and the accompanying Information Statement shall constitute notice to you from the Company of stockholder action by less than unanimous written consent required by Section 228(e) of the DGCL.
Under Section 262 of the DGCL, if the Merger is completed, holders of shares of Common Stock who continuously hold their shares through the effective date of Merger, neither voted in favor of the Merger nor consented thereto in writing and otherwise comply with the requirements of Section 262 of the DGCL are entitled to seek an appraisal for, and be paid the “fair value” in cash of, their shares of Common Stock (as determined by the Court of Chancery of the State of Delaware) instead of receiving the Merger Consideration. To exercise your appraisal rights, you must send a written demand for an appraisal no later than 20 days after the mailing of this Information Statement and comply with the other procedures set forth in Section 262 of the DGCL, which procedures are summarized in the accompanying Information Statement. Such Information Statement is being mailed on or about November 9, 2018. Accordingly, any demands for appraisal must be sent to the Company in compliance with Section 262 of the DGCL and as summarized in this Information Statement on or before November 29, 2018. A copy of Section 262 of the DGCL is attached to the accompanying Information Statement as Annex C. This notice and the accompanying Information Statement shall constitute notice to you from the Company of the availability of appraisal rights under Section 262 of the DGCL in connection with the Merger.
BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Bradley J. Bell BRADLEY J. BELL Chairman of the Board of Directors	/s/ John D. Moran JOHN D. MORAN Senior Vice President, General Counsel,
Secretary
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the fairness of the Merger or passed upon the adequacy or accuracy of the disclosures in this notice or the accompanying information statement. Any representation to the contrary is a criminal offense.
This Information Statement is dated November 9, 2018 and is first being mailed to stockholders on or about November 9, 2018.

TABLE OF CONTENTS

SUMMARY	1
Parties to the Merger	1
The Merger	1
The Merger Consideration	2
Reasons for the Merger	2
Required Stockholder Approval; Stockholder Action by Written Consent	3
Opinion of the Financial Advisors to the Company	3
Financing of the Merger	4
Interests of Executive Officers and Directors of the Company in the Merger	4
The Merger Agreement	4
Material U.S. Federal Income Tax Consequences of the Merger	8
Procedures for Receiving Merger Consideration	8
Appraisal Rights of Existing Stockholders	8
Market Price of Our Common Stock	9
Delisting of Our Common Stock; Reporting	9
QUESTIONS AND ANSWERS ABOUT THE MERGER	10
CAUTIONARY STATEMENT CONCERNING FORWARD‑LOOKING STATEMENTS	14
THE PARTIES TO THE MERGER	16
THE MERGER	17
Background of the Merger	17
Reasons for the Merger	25
Opinion of the Company’s Financial Advisors	29
Certain Company Forecasts	41
Payment of Merger Consideration and Surrender of Shares	43
Interests of our Directors, Executive Officers and Affiliates in the Merger	44
Accounting Treatment	47
Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders	48
Regulatory and other Governmental Approvals	49
Litigation Relating to the Merger	49
THE MERGER AGREEMENT	50
Explanatory Note Regarding the Merger Agreement	50
Effects of the Merger; Directors and Executive Officers; Certificate of Incorporation; By‑laws	50

i

Delisting of Common Stock; Reporting	51
Effective Time and Closing of the Merger	51
Treatment of Equity and Equity‑Based Awards	51
Exchange and Payment Procedures	52
Representations and Warranties	53
Conduct of the Company’s Business Pending the Merger	56
No Solicitation of Other Offers	58
Change of Recommendation	59
Stockholder Action by Written Consent	61
Financing Covenant; Company Cooperation	61
Further Action; Efforts	62
Employee Benefits	63
Indemnification; Directors’ and Officers’ Insurance	65
Notification of Certain Matters; Transaction Litigation	66
Xinan Option	66
Other Covenants	67
Conditions to the Merger	67
Termination	68
Effect of Termination	69
Fees and Expenses; Termination Fees	69
Assignment	70
Modification or Amendment	70
Governing Law	70
MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION	71
APPRAISAL RIGHTS	72
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS	77
WHERE YOU CAN FIND MORE INFORMATION	80
ANNEX A: Agreement and Plan of Merger	A‑1
ANNEX B: Form of Written Consent	B‑1
ANNEX C: Section 262 of the Delaware General Corporation Law	C‑1
ANNEX D: Opinion of Goldman Sachs & Co. LLC	D‑1
ANNEX E: Opinion of Moelis & Company LLC	E‑1

ii

SUMMARY
This summary highlights important information from this Information Statement. It may not contain all of the information that is important to you with respect to the Merger. You should read carefully this entire Information Statement, together with the Annexes, and the other documents to which this Information Statement refers to understand fully the Merger and the transactions contemplated by the Merger Agreement. See “Where You Can Find More Information.” We have included page references in this summary directing you to a more complete description of those items.
Unless otherwise indicated or unless the context requires otherwise, all references in this Information Statement to the “Company,” “we,” “our” and “us” refer to MPM Holdings Inc. and, where appropriate, its subsidiaries; and all references in this Information Statement to terms defined in the notice to which this Information Statement is attached have the meanings provided in that notice.
Parties to the Merger (Page 16)
MPM Holdings Inc.
MPM is one of the world’s largest producers of specialty silicones and a global leader in fused quartz and specialty ceramics products. MPM is based in Waterford, New York and has a long track record of creating innovative products and solutions designed to meet the complex requirements of MPM’s more than 4,000 customers in over 100 countries. MPM’s strategic network of 24 production sites and 12 R&D facilities supports MPM’s global leadership positions and facilitates MPM’s ability to serve its blue‑chip customer base across a diverse array of customer, automotive and various industrial end‑markets. MPM has invested significantly to develop and enhance its innovative and differentiated specialty product portfolio to address the evolving demands of the market it serves and to maintain alignment with global megatrends. MPM’s principal executive office is located at 260 Hudson River Road, Waterford, New York 12188 and its telephone number is (518) 233‑3330.
MOM Holding Company
MOM Holding Company is a Delaware corporation that is a wholly owned indirect subsidiary of certain affiliates of each of SJL Partners, LLC, a private equity investment manager (“SJL Partners”), KCC Corporation, a leading chemicals manufacturer (“KCC”), and Wonik QnC Corporation, a manufacturer of quartz and ceramic wares (“Wonik QnC,” and together with SJL Partners and KCC, the “Consortium”). Parent was formed on September 10, 2018 expressly for purposes of the Merger and the transactions contemplated by the Merger Agreement and conducts no other business. After the closing of the Merger (the “Closing”), Parent will be the immediate parent company of the Company. Parent’s principal executive offices are located at 26F Seoul Finance Center, 136 Sejong‑daero, Jung‑gu, Seoul, South Korea and its telephone number is +822‑6911‑9701.
MOM Special Company
MOM Special Company is a Delaware corporation that is a wholly owned subsidiary of Parent. Merger Sub was formed on September 10, 2018 expressly for purposes of the Merger and conducts no other business. At the Closing, Merger Sub will be merged with and into the Company, with the Company surviving. Merger Sub’s principal executive offices are located at 26F Seoul Finance Center, 136 Sejong‑daero, Jung‑gu, Seoul, South Korea and its telephone number is +822‑6911‑9701.
The Merger (Page 17)
The boards of directors of each of the Company, Parent and Merger Sub have approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and on September 13, 2018, the Company, Parent, and Merger Sub entered into the Merger Agreement.

•
The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into the Company, and the Company will become a wholly owned subsidiary of Parent.

•
Because the Merger Consideration will be paid in cash, you will receive no equity interest in Parent, and after the Effective Time, you will have no equity interest in the Company and you will no longer have any interest in the Company’s future earnings or growth.

•	The Merger Agreement is attached as Annex A to this Information Statement. We encourage you to review it carefully in its entirety because it is the principal legal document that governs the Merger.
The Merger Consideration (Page 51)
At the Effective Time, on the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock outstanding immediately prior to the Effective Time (other than (i) any shares of Common Stock held in the treasury of the Company and any shares of Common Stock owned by Merger Sub or Parent that will be canceled and cease to exist without any conversion (the “Canceled Shares”), (ii) any shares of Common Stock owned by any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub) that will be, at the election of Parent, either (a) converted into one share of common stock of the Surviving Corporation or (b) canceled for no consideration (the “Convertible Shares”) and (iii) any Appraisal Shares) will be converted automatically into and will thereafter represent only the right to receive the Merger Consideration (representing $32.50 in cash, without interest, and subject to certain adjustments) and deduction of applicable withholding taxes, if any.
The aggregate Merger Consideration is subject to adjustment in the event that the aggregate cash held by the Company at the end of the last calendar quarter prior to completion of the Merger is less than $250 million, in which case the aggregate Merger Consideration will be adjusted downward on a dollar‑for‑dollar basis to reflect the total amount of the shortfall (provided that the amount of the shortfall is greater than $100,000) (the “Cash Deduction”).
At the Effective Time, (i) each Company stock option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder will become entitled to receive a lump‑sum cash payment equal to the product of (x) the number of shares of Common Stock for which such Company stock option has not been exercised and (y) the excess (if any) of the Merger Consideration over the exercise price per share of such Company stock option, less applicable income and employment tax withholdings, except that each outstanding Company stock option that has an exercise price that is greater than or equal to the Merger Consideration will be canceled for no consideration and (ii) each restricted stock unit (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder will become entitled to receive a lump‑sum cash payment equal to the Merger Consideration, less applicable income and employment tax withholdings.
Reasons for the Merger (Page 25)
After careful consideration of various factors described in the section entitled “The Merger—Reasons for the Merger” beginning on page 25 of this Information Statement, the Company Board unanimously (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Merger, (iii) authorized the Company to enter into the Merger Agreement and perform each of its obligations thereunder, including the Merger, and (iv) recommended that the stockholders of the Company adopt the Merger Agreement. The Company

Board considered a number of factors in evaluating the Merger and consulted with its outside legal and financial advisors.
Required Stockholder Approval; Stockholder Action by Written Consent (Page 61 and Annex B)
The adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, required the affirmative vote or written consent by the Company’s stockholders holding in the aggregate at least a majority of the outstanding shares of Common Stock. On September 13, 2018, the date the Merger Agreement was executed, the Majority Stockholders, which as of such date, owned 29,374,369 shares of Common Stock, constituting approximately 61.0% of the voting power of the issued and outstanding shares of Common Stock, executed and delivered the Written Consent adopting the Merger Agreement. As a result, no further action by any stockholder of the Company is required under applicable law or the Merger Agreement to adopt the Merger Agreement or the transactions contemplated thereby, including the Merger. Therefore, the Company is not soliciting your vote for or consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and the Company will not call a stockholder meeting for purposes of voting on the adoption of the Merger Agreement and approving the transactions contemplated thereby, including the Merger.
Opinion of the Financial Advisors to the Company (Page 29, Annex D and Annex E)
Goldman Sachs & Co. LLC (Page 29)
On September 11, 2018, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) reviewed and discussed its financial analyses presentation and rendered its oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Goldman Sachs’ written opinion dated September 13, 2018) that, as of such date and subject to the limitations and assumptions set forth therein, the Merger Consideration to be paid to the holders of Common Stock (other than Parent and its affiliates) was fair, from a financial point of view, to such holders.
Goldman Sachs’ opinion was directed to the Company Board, and only addressed the fairness, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates), of the Merger Consideration to be paid to such holders and did not address any other aspect or implication of the Merger. The summary of Goldman Sachs’ opinion, which is included as Annex D to this Information Statement, is qualified in its entirety by reference to the full text of its written opinion. The full text of the written opinion of Goldman Sachs, dated September 13, 2018, sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Common Stock should act with respect to the Merger or any or matter.
Moelis & Company LLC (Page 35)
In connection with the Merger, the Company Board received a written opinion, dated September 11, 2018, from the Company’s financial advisor, Moelis & Company LLC (“Moelis”), as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration to be received in the Merger by holders of Common Stock, other than holders of Common Stock affiliated with Apollo or Oaktree (collectively referred to as the “Excluded Holders”). The full text of Moelis’ written opinion dated September 11, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this Information Statement and is incorporated herein by reference. Moelis’ opinion was provided for the sole use and benefit of the Company Board (solely in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to the holders of Common Stock, other than the Excluded Holders, of the Merger Consideration to be received in the Merger and does not address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to the Company. Moelis’ opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act with respect to the Merger or any other matter.
Financing of the Merger (Page 61)
Concurrently with the Company’s execution of the Merger Agreement, KCC, Wonik Holdings Co., Ltd. (“Wonik Holdings”) and Wonik QnC (together with Wonik Holdings, “Wonik”) executed and delivered to the Company a joint guarantee of Parent’s obligations under the Merger Agreement, including its obligation to pay the Merger Consideration. The Consortium has informed the Company that it intends to secure separate equity and debt financing from certain third party sources prior to the Closing, but Parent’s obligations under the Merger Agreement, including the consummation of the Merger, are not subject to the condition that Parent obtain equity or debt financing (or any other related financing condition).
Interests of Executive Officers and Directors of the Company in the Merger (Page 44)
You should be aware that our executive officers, directors, and affiliates have agreements or arrangements that may provide them with interests in the Merger that differ from, or are in addition to, those of our stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. These interests are described below in “The Merger—Interests of our Directors, Executive Officers and Affiliates in the Merger” beginning on page 44.
The Merger Agreement (Page 50 and Annex A)
No Solicitation (Page 58)
In the Merger Agreement, the Company agreed that, prior to the receipt of the Company Stockholder Approval, the Company would not, and would cause its subsidiaries and each of its and their representatives not to:

•
initiate, solicit, facilitate or encourage (including by way of furnishing non‑public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any acquisition proposal;

•	engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an acquisition proposal;

•
enter into, engage in and maintain discussions or negotiations with respect to any acquisition proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any acquisition proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

•
approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal; or

•	resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any of these action.
The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
For a further discussion of the limitations on solicitation of acquisition proposals from third parties, see “The Merger Agreement—No Solicitation of Other Offers” beginning on page 58.
Conditions to the Merger (Page 67)
Each of the Company’s, Parent’s and Merger Sub’s obligation to consummate the Merger is subject to the satisfaction or, to the extent permitted by the Merger Agreement and applicable law, waiver of, on or prior to the Closing, certain conditions, including the following:

•
the Company Stockholder Approval must have been obtained, which was satisfied following receipt of the Written Consent on September 13, 2018, the date the Merger Agreement was executed (as described in the section entitled “The Merger Agreement—Stockholder Action by Written Consent” beginning on page 61);

•
any waiting period (and any extensions thereof) under the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and any other required antitrust approval must have expired, or been terminated or obtained, as applicable;

•
no judgment enacted, promulgated, issued, entered, amended or enforced by any governmental authority or any applicable law will be in effect (i) enjoining or otherwise prohibiting consummation of the Merger or (ii) prohibiting the integration of the German business of the Company with Parent;

•
clearance from the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity under relevant law (“CFIUS”) must have been obtained (or after having received a report from CFIUS requesting the President’s decision, an announcement from the President must have been made not to take any action to suspend or prohibit the Merger and other transactions contemplated thereby or 15 days must have lapsed with no action on the part of the President) (“CFIUS Clearance” and this condition, the “CFIUS Condition”);

•
with respect to the Company’s obligation to close, the representations and warranties of Parent and Merger Sub must be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Parent Material Adverse Effect (see page 55 of this Information Statement for the definition of “Parent Material Adverse Effect”)) or in all material respects (in the case of any representation or warranty not qualified by materiality or Parent Material Adverse Effect) as of the date of the Merger Agreement and as of the date of the Closing with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•
with respect to Parent’s and Merger Sub’s obligations to close, (i) certain fundamental representations and warranties of the Company must be true and correct in all respects as of the date of the Merger Agreement and as of the date of the Closing with the same effect as though made as of the date of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), subject to certain exceptions, including where the failure of certain representations and warranties to be true and correct is a de minimis inaccuracy, and (ii) all other representations and warranties of the Company must be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or true and correct in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date of the Merger Agreement and as of the date of the Closing with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	with respect to Parent’s and Merger Sub’s obligations to close, since the date of the Merger Agreement, there must not have occurred a Material Adverse Effect; and

•
no fewer than two business days prior to the Closing, the Company must have delivered to Parent a copy of a duly executed customary pay‑off letter with respect to the Company’s senior secured credit facility in form reasonably satisfactory to Parent from the administrative agent under the Company’s senior secured credit facility (i) that sets forth the amount to be paid on or prior to the date of the Closing, together with wire transfer instructions and (ii) evidencing that the payment of such amount would result in the full repayment, satisfaction, release, and discharge of all obligations of the Company and its Subsidiaries under the Company’s senior secured credit facility (other than contingent indemnification obligations) and of all liens thereunder.

Termination (Page 68)
The Merger Agreement may be terminated and the Merger and other transactions contemplated thereby may be abandoned:

•	by the mutual written consent of Parent and the Company at any time prior to the Effective Time;

•
by either the Company or Parent, if (i) the Merger is not consummated on or before June 13, 2019 (provided that such date may be extended to September 13, 2019 in the event certain conditions are met or otherwise capable of being met and the relevant antitrust approvals have not yet been obtained) (the “Outside Date”) or (ii) any judgment restraining, enjoining or otherwise prohibiting the Merger or prohibiting the integration of the German business of the Company with Parent in accordance with relevant German law is in effect and has become final and nonappealable;

•
by either the Company or Parent, if (i) CFIUS Clearance has not been obtained within 120 calendar days of the date a formal notice of the transactions contemplated under the Merger Agreement is accepted by CFIUS in accordance with Section 721 of the Defense Production Act of 1950 (the “DPA”), (ii) the President of the United States of America has made a determination under the DPA to suspend or to block the transactions contemplated by the Merger Agreement or (iii) CFIUS has made a determination that there are unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement such that the CFIUS Condition is not capable of being satisfied;

•	by Parent if the Company breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure to satisfy Parent’s conditions to completion of the Merger and which is incapable of being cured or, if capable of being cured, is not cured by the Company within 30 business days following receipt by the Company of written notice of such breach or failure from Parent;

•
by the Company if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure to satisfy the Company’s conditions to completion of the Merger and which is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub within 30 business days following receipt by Parent or Merger Sub of written notice of such breach or failure from the Company;

•
by Parent if the Company Board or any committee thereof makes an adverse recommendation change, withdraws or modifies in any manner adverse to Parent or Merger Sub its approval or recommendation of the Merger or the Merger Agreement, or approves or recommends any acquisition proposal;

•	by Parent if the Company fails to deliver the Written Consent within eight hours after the execution of the Merger Agreement by each party; or

•
by the Company, prior to the adoption of the Merger Agreement by holders of at least a majority of the outstanding shares of Common Stock, in order to concurrently enter into a definitive agreement with respect to a superior proposal, subject to payment of the related termination fee (as set forth below).

The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
Termination Fees (Page 69)
Under the Merger Agreement, the Company is required to pay Parent a termination fee equal to 4% of the aggregate Merger Consideration if the Merger Agreement is terminated under certain circumstances and before such termination a bona fide written acquisition proposal is made, proposed or otherwise communicated to the Company after the date the Merger Agreement was signed, and within twelve months of the date of such termination, the Company enters into a definitive agreement for such acquisition proposal (which is ultimately consummated). The Company would also be required to pay the termination fee (if the Merger Agreement is terminated) in the event (i) the Company Board or any committee thereof makes an adverse recommendation change, withdraws or modifies in any manner adverse to Parent or Merger Sub its approval or recommendation of the Merger or the Merger Agreement, or approves or recommends any acquisition proposal or (ii) the Company enters into alternative agreement in respect of a superior proposal.
The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
See “The Merger Agreement—Fees and Expenses; Termination Fees” beginning on page 69 of this Information Statement.

Material U.S. Federal Income Tax Consequences of the Merger (Page 48)
If you are a U.S. Holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”), the Merger generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes with respect to the cash received for shares of Common Stock in the Merger in an amount equal to the difference between (x) the amount of cash the U.S. Holder receives (determined before deduction of any applicable withholding taxes) and (y) the adjusted tax basis of the surrendered shares of Common Stock.
If you are a Non‑U.S. Holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders”), the Merger will generally not be a taxable transaction to you under U.S. federal income tax laws unless (i) you are an individual who is present in the United States for 183 or more days during the taxable year of such disposition and certain other conditions are met; (ii) the gain is effectively connected with the conduct of a trade or business in the United States by you, subject to an applicable treaty providing otherwise; or (iii) at any time during the shorter of the five‑year period preceding the Effective Time or your holding period for your Common Stock, we were a “United States real property holding corporation” and you held (actually or constructively) more than 5% of the shares of our Common Stock.
Procedures for Receiving Merger Consideration (Page 52)
Prior to the Effective Time, Parent will enter into an agreement with a paying agent (the “Paying Agent”) to act as agent for the payment of the Merger Consideration. Promptly after the Effective Time (and in any event not later than three business days thereafter), the Paying Agent will mail to each holder of record of shares of Common Stock whose shares were converted into the right to receive the Merger Consideration in accordance with the terms and subject to the conditions of the Merger Agreement (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of shares of Common Stock in exchange for the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of Common Stock.
Appraisal Rights of Existing Stockholders (Page 72 and Annex C)
Under Section 262 of the DGCL, if the Merger is completed, holders of shares of Common Stock who continuously hold their shares through the effective date of Merger, neither voted in favor of the Merger nor consented thereto in writing and otherwise comply with the requirements of Section 262 of the DGCL are entitled to seek appraisal for, and be paid the “fair value” in cash of, their shares of Common Stock (as determined by the Court of Chancery of the State of Delaware (the “Delaware Court”)) instead of receiving the Merger Consideration. To exercise appraisal rights in connection with the Merger, stockholders must send a written demand for appraisal within 20 days after the mailing date of this Information Statement and comply with the other procedures set forth in Section 262 of the DGCL, which procedures are summarized in this Information Statement. Under Section 262 of the DGCL, holders of shares of Common Stock entitled to appraisal rights who make a written demand for appraisal rights and follow the other procedures set forth in Section 262 of the DGCL and who do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, will be entitled to have their shares appraised by the Delaware Court, and to receive payment in cash of the “fair value” of those shares, together with interest, if any, to be paid upon the amount determined to be “fair value,” but exclusive of any element of value arising from the accomplishment or expectation of the Merger. The ultimate amount that you receive in an appraisal proceeding may be less than, equal to or more than the amount of the Merger Consideration that you would have received under the Merger Agreement.

To exercise your appraisal rights, you must send a written demand of appraisal to the Company on or prior to November 29, 2018, which is the date that is 20 days following the date of the mailing of this Information Statement. Your failure to follow the procedures specified under the DGCL may result in the loss of your appraisal rights. See the section entitled “Appraisal Rights” beginning on page 72 of this Information Statement and the text of Section 262 of the DGCL, which is reproduced in its entirety as Annex C to this Information Statement and incorporated by reference herein. A demand for appraisal must be made by a record holder of shares of Common Stock. If you hold your shares of Common Stock through a bank, brokerage firm, trust or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm, trust or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the bank, brokerage firm, trust or the other nominee. In view of the complexity of Section 262 of the DGCL, stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors promptly.
Market Price of Our Common Stock (Page 71)
Our Common Stock is quoted on the OTCQX Marketplace (“OTCQX”) under the trading symbol “MPMQ.” The closing sale price of the Common Stock on September 12, 2018, which was the last trading day before the announcement of the Merger Agreement, was $42.00 per share. The closing sale price of the Common Stock on November 8, 2018, the most recent practicable date before this Information Statement was mailed to the Company’s stockholders, was $30.00 per share. The average daily trading volume of the Common Stock for the three months ended September 30, 2018 was approximately 9,125 shares of Common Stock.
Delisting of Our Common Stock; Reporting
If the Merger is completed, the Common Stock will be delisted from the OTCQX. Following the Merger, the Company will no longer file periodic reports with the SEC.

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following questions and answers are intended to briefly address commonly asked questions as they pertain to the Merger Agreement and the Merger. These questions and answers may not address all questions that may be important to you as a Company stockholder. Please refer to the “Summary” beginning on page 1 and the more detailed information contained elsewhere in this Information Statement, the Annexes to this Information Statement and the documents referred to or incorporated by reference in this Information Statement, each of which you should read carefully. You may obtain additional about the Company without charge by following the instructions under “Where You Can Find More Information.”

Q:	Why am I receiving this Information Statement?

A:
Applicable laws and regulations require us to provide you with notice of the Written Consent delivered by the Majority Stockholders to the Company, as well as other information regarding the Merger, even though your vote or consent is not required nor requested to adopt the Merger Agreement or to approve the transactions contemplated thereby, including the Merger. This Information Statement constitutes notice to you of stockholder action by less than unanimous written consent as required by Section 228(e) of the DGCL as well as notice to you of the availability of appraisal rights under Section 262 of the DGCL in connection with the Merger. As required by Section 262 of the DGCL, a copy of Section 262 of the DGCL is attached in its entirety to this Information Statement as Annex C.

Q:	What is the proposed transaction and what effects will it have on the Company?

A:
The proposed transaction is the acquisition of the Company by Parent pursuant to the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into the Company, and the Company will become a wholly owned subsidiary of Parent.

Q:	What will I be entitled to receive if the Merger is completed?

A:
Upon completion of the Merger in accordance with the terms and subject to the conditions in the Merger Agreement, you will be entitled to receive the Merger Consideration (representing an amount of $32.50 per share of Common Stock in cash without interest (and subject to (i) the Cash Deduction and (ii) deduction for any applicable withholding tax) for each share of Common Stock that you own), unless you properly exercise and do not withdraw, fail to perfect or otherwise lose your appraisal rights pursuant to Section 262 of the DGCL with respect to your shares of Common Stock. For example, if you own 100 shares of Common Stock and do not exercise your appraisal rights, you will be entitled to receive $3,250.00 in cash, without interest (and subject to the Cash Deduction and deduction for any applicable withholding tax), in exchange for your shares of Common Stock. Upon completion of the Merger in accordance with the terms and subject to the conditions in the Merger Agreement, you will have no equity interest in the Surviving Corporation and you will no longer have any interest in the Surviving Corporation’s future earnings or growth.

Q:	Did the Company Board approve and recommend the Merger Agreement and the Merger?

A:	Yes.
After careful consideration, the Company Board unanimously (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Merger,

(iii) authorized the Company to enter into the Merger Agreement and perform each of its obligations thereunder, including the Merger, and (iv) recommended that the stockholders of the Company adopt the Merger Agreement. The Company Board considered a number of factors in evaluating the Merger and consulted with its outside legal and financial advisors. See “The Merger—Reasons for the Merger” beginning on page 25.

Q:	Why am I not being asked to vote on the Merger?

A:
Under Delaware law and the Company’s certificate of incorporation, the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, only requires the vote or consent of the holders in the aggregate of a majority of the outstanding shares of Common Stock. The Company Stockholder Approval was obtained on September 13, 2018 (the date the Merger Agreement was executed) when the Written Consent was delivered by the Majority Stockholders to the Company. As of such date, the Majority Stockholders owned shares of Common Stock constituting approximately 61.0% of the voting power of the issued and outstanding shares of Common Stock. Therefore, your vote or consent is not required to adopt the Merger Agreement or approve the transactions contemplated thereby, including the Merger, and is not being sought, and the Company will not need to hold a special meeting of stockholders to effect the Merger. We are not asking you for a proxy, and you are requested not to send us a proxy.

Q:	Are all stockholders receiving the same Merger Consideration?

A:	All holders of shares of Common Stock (other than Canceled Shares and Appraisal Shares) will receive the same form and amount of consideration per share of Common Stock in connection with the Merger.

Q:	When do you expect the Merger to be completed?

A:
We are working to complete the Merger as quickly as possible. We currently expect to complete the Merger promptly after all of the conditions to the Merger have been satisfied or waived in accordance with the terms and subject to the conditions set forth in the Merger Agreement. Completion of the Merger is currently expected to occur in the first half of 2019, although the Company cannot assure completion by any particular date, if at all.

Q:	What will happen to the Company if the Merger is not completed?

A:
If the Merger is not completed for any reason, the Company will continue as an independent entity and your shares of Common Stock, Company stock options and unvested Company RSUs will remain outstanding in accordance with their terms and will not be converted into the right to receive the Merger Consideration.

Q:	Will I owe taxes as a result of the Merger?

A:
The Merger generally will be a taxable transaction for U.S. Holders of shares of Common Stock. As a result, assuming you are a U.S. Holder, you generally will recognize gain or loss with respect to the cash received for shares of Common Stock in the Merger equal to the difference between the (x) amount of cash you receive (determined before the deduction of any applicable withholding taxes) and (y) adjusted tax basis of your surrendered shares of Common Stock. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders” beginning on page 48 of this Information Statement for a more detailed explanation of the tax consequences of the Merger. Tax matters can be complicated, and the tax consequences of the Merger to you will depend on your particular tax situation.

If you are a Non‑U.S. Holder, the Merger will generally not be a taxable transaction to you under U.S. federal income tax laws unless (i) you are an individual who is present in the United States for 183 or more days during the taxable year of such disposition and certain other conditions are met; (ii) the gain is effectively connected with the conduct of a trade or business in the United States by you, subject to an applicable treaty providing otherwise; or (iii) at any time during the shorter of the five‑year period preceding the Effective Time or your holding period for your Common Stock, we were a “United States real property holding corporation” and you held (actually or constructively) more than 5% of the shares of our Common Stock.
We urge you to consult your tax advisor on the tax consequences of the Merger to you.

Q:	Do any of the Company’s directors and executive officers have interests in the Merger that may differ from those of Company stockholders generally?

A:
You should be aware that the Company’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of the Company stockholders generally. These interests are described in more detail in the section entitled “The Merger—Interests of our Directors, Executive Officers and Affiliates in the Merger” beginning on page 44. The Company Board was aware of these interests and considered them, among other matters, in evaluating and approving the Merger Agreement.

Q:	What happens to Company stock options and Company RSUs if the Merger is completed?

A:
Upon the completion of the Merger, (i) each Company stock option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder will become entitled to receive a lump‑sum cash payment, less applicable income and employment tax withholdings, equal to the product of (x) the number of shares of Common Stock for which such Company stock option has not been exercised and (y) the excess (if any) of the Merger Consideration over the exercise price per share of such Company stock option, except that each outstanding Company stock option that has an exercise price per share that is greater than or equal to the Merger Consideration will be canceled for no consideration and (ii) each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder will become entitled to receive a lump‑sum cash payment equal to the Merger Consideration, less applicable income and employment tax withholdings.

Upon completion of the Merger, in accordance with the terms and subject to the conditions in the Merger Agreement, holders of Company stock options and Company RSUs will have no equity interest in the Surviving Corporation. For more information regarding the treatment of the Company’s equity‑based awards, please see the section of this Information Statement entitled “The Merger Agreement—Treatment of Equity and Equity‑Based Awards” beginning on page 51.

Q:	What happens if I sell my shares of Common Stock before the completion of the Merger?

A:
If you transfer your shares of Common Stock before the Effective Time, you will have transferred the right to receive the Merger Consideration to be received by our stockholders in the Merger. In addition, you will not be entitled to seek an appraisal of those shares under Section 262 of the DGCL. In order to receive the Merger Consideration, you must hold your shares of Common Stock through the Effective Time and must follow the procedures for receiving the Merger Consideration described herein. See the section entitled “The Merger—Payment of Merger Consideration and Surrender of Shares” beginning on page 43 of this Information Statement.

Q:	Should I do anything now to surrender my shares of Common Stock?

A:
No. If the Merger is completed, following its completion, you will receive a letter of transmittal with detailed written instructions for surrendering your book‑entry shares in exchange for the Merger Consideration. If your shares of Common Stock are held in “street name” by your bank, brokerage firm, trust or other nominee, you should contact your bank, brokerage firm, trust or other nominee.

Q:	Am I entitled to exercise appraisal rights under the DGCL instead of receiving the Merger Consideration for my shares of Common Stock?

A:
Yes. If the Merger is completed, and you have followed proper procedures for perfecting your appraisal rights, you will be entitled to seek appraisal for, and be paid the “fair value” in cash of, your shares of Common Stock, together with interest, if any, as determined by the Delaware Court instead of receiving the Merger Consideration. To exercise your appraisal rights, you must send a written demand for appraisal no later than 20 days after the date of mailing of this Information Statement, or November 29, 2018, and you must comply with the applicable requirements and procedures under Section 262 of the DGCL. See the section entitled “Appraisal Rights” beginning on page 72 of this Information Statement, for a summary of the procedures set forth in Section 262 of the DGCL. See also a copy of Section 262 of the DGCL which is attached in its entirety to this Information Statement as Annex C.

Q:	Is the Merger subject to the fulfillment of certain conditions?

A:
Yes. Before the Merger can be completed, the Company, Parent and Merger Sub must fulfill or, if permissible, waive in writing several conditions to closing. If these conditions are not satisfied or waived in writing in accordance with the terms and subject to the conditions of the Merger Agreement, the Merger will not be completed.

Q:	Will the Merger Consideration I receive in the Merger change based on the Company’s operations or the price of Common Stock relative to the Merger Consideration?

A:
In the event that the aggregate cash held by the Company at the end of the last calendar quarter prior to completion of the Merger is less than $250 million, the aggregate cash payable by Parent will be adjusted downward on a dollar‑for‑dollar basis to reflect the total amount of the shortfall (provided that the amount of the shortfall is greater than $100,000). However, the Merger Agreement does not contain any provision that would adjust the Merger Consideration if the aggregate cash held by the Company at the end of the last calendar quarter prior to completion of the Merger is greater than or equal to $250 million. In addition, the Merger Agreement does not contain any provision that would adjust the Merger Consideration based on fluctuations in the price of shares of Common Stock or changes in the results of operations of the Company before the Effective Time.

Q:	Where can I find more information about the Company?

A:
The Company files periodic reports and other information with the SEC. This information is available on the internet site maintained by the SEC at www.sec.gov. For a more detailed description of the available information, please refer to the section entitled “Where You Can Find More Information” beginning on page 80 of this Information Statement.

CAUTIONARY STATEMENT CONCERNING FORWARD‑LOOKING STATEMENTS
This Information Statement, and the documents to which we refer you in this Information Statement, contain forward‑looking statements that involve numerous risks and uncertainties which may be difficult to predict. The statements contained in this communication that are not purely historical are forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including, without limitation, statements regarding projections as described in “The Merger—Certain Company Forecasts” beginning on page 41 of this Information Statement or other prospective financial items and the expected timing of the closing of the proposed Merger. The projections by the Company’s management included in this Information Statement reflect assumptions and estimates by management of the Company. Many of these assumptions and estimates are driven by factors beyond the control of the Company, and it can be expected that one or more of them will not materialize as expected or will vary significantly from actual results. Accordingly, you should not place undue reliance on these projections or any of the other forward‑looking statements in this Information Statement, which are likewise subject to numerous uncertainties. All forward‑looking statements included in this communication are based on information available to the Company on the date hereof. In some cases, you can identify forward‑looking statements by terminology such as “may,” “can,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “outlook,” “continue,” “preliminary,” “guidance,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology.
No assurance can be given that any of the events anticipated by the forward‑looking statements will transpire or occur, or if any of them do so, what impact they will have on the Company’s business, results of operations or financial condition. Accordingly, actual results may differ materially and adversely from those expressed in any forward‑looking statements. Neither the Company nor any other person can assume responsibility for the accuracy and completeness of forward‑looking statements. There are various important factors that could cause actual results to differ materially from those in any such forward‑looking statements, many of which are beyond the Company’s control. These factors include, without limitation:

•	a weakening of global economic and financial conditions;

•	interruptions in the supply of or increased cost of raw materials;

•	the impact of work stoppage and other incidents on our operations;

•	changes in governmental regulations or interpretations thereof and related compliance and litigation costs;

•	adverse rulings in litigation;

•	difficulties with the realization of our cost savings in connection with strategic initiatives, including transactions with our affiliate, Hexion Inc.;

•	pricing actions by our competitors that could affect our operating margins;

•	the impact of our growth and productivity investments;

•	our ability to realize the benefits therefrom and the timing thereof;

•
our ability to obtain additional financing and risks related to the merger agreement including the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated;

•	risks that any of the closing conditions to the Merger may not be satisfied or may not be satisfied in a timely manner;

•
the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time‑consuming or costly than expected or that the expected benefits of the acquisition will not be realized;

•	potential customer losses and business disruption following the announcement or consummation of the proposed transaction;

•	potential litigation relating to the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement or pendency of the transaction on the Company’s business relationships;

•	operating results and business generally; and

•
other factors discussed in the Company’s news releases, public statements and/or filings with the SEC, including the Company’s most recent Annual and Quarterly Reports on Form 10‑K and Form 10‑Q, which are available at the SEC’s website at www.sec.gov.

Many of these factors are beyond the control of the Company.
Additionally, the unaudited prospective financial information prepared by management of the Company included in this Information Statement reflects assumptions and estimates by management of the Company as of the date specified in the unaudited prospective financial information. No independent accountants have reviewed or provided any assurance with respect to the unaudited prospective financial information. Moreover, the Company does not undertake any obligation to update the unaudited prospective financial information and does not intend to do so. For the foregoing reasons, as well as the bases and assumptions on which the unaudited prospective financial information was compiled, the inclusion of the Company’s unaudited prospective financial information in this Information Statement should not be regarded as an indication that such information will be predictive of future results or events nor construed as financial guidance, and it should not be relied on as such or for any other purpose whatsoever.
Except for the Company’s ongoing obligations to disclose certain information as required by federal securities laws, the Company undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward‑looking statement, whether as a result of new information, future events or otherwise.

THE PARTIES TO THE MERGER
The Company
MPM Holdings Inc.
260 Hudson River Road
Waterford, New York 12188
MPM is one of the world’s largest producers of specialty silicones and a global leader in fused quartz and specialty ceramics products. MPM is based in Waterford, New York and has a long track record of creating innovative products and solutions designed to meet the complex requirements of MPM’s more than 4,000 customers in over 100 countries. MPM’s strategic network of 24 production sites and 12 R&D facilities supports MPM’s global leadership positions and facilitates MPM’s ability to serve its blue‑chip customer base across a diverse array of customer, automotive and various industrial end‑markets. MPM has invested significantly to develop and enhance its innovative and differentiated specialty product portfolio to address the evolving demands of the market it serves and to maintain alignment with global megatrends. MPM’s principal executive office is located at 260 Hudson River Road, Waterford, New York 12188 and its telephone number is (518) 233‑3330.
For more information about the Company, please visit our website at www.momentive.com. Our website address is provided as an inactive textual reference only. The information on the Company’s website is not incorporated into, and does not form part of, this Information Statement.
Parent
MOM Holding Company
MOM Holding Company is a Delaware corporation that is a wholly owned indirect subsidiary of certain affiliates of each of SJL Partners, KCC and Wonik QnC. Parent was formed on September 10, 2018 expressly for purposes of the Merger and the transactions contemplated by the Merger Agreement and conducts no other business. After the Closing, Parent will be the immediate parent company of the Company. Parent’s principal executive offices are located at 26F Seoul Finance Center, 136 Sejong‑daero, Jung‑gu, Seoul, South Korea and its telephone number is +822‑6911‑9701.
Merger Sub
MOM Special Company
MOM Special Company is a Delaware corporation that is a wholly owned subsidiary of Parent. Merger Sub was formed on September 10, 2018 expressly for purposes of the Merger and conducts no other business. At the Closing, Merger Sub will be merged with and into the Company, with the Company surviving. Merger Sub’s principal executive offices are located at 26F Seoul Finance Center, 136 Sejong‑daero, Jung‑gu, Seoul, South Korea and its telephone number is +822‑6911‑9701.

THE MERGER
The following is a description of the material aspects of the Merger, which may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Agreement attached to this Information Statement as Annex A. We encourage you to read carefully this entire Information Statement, including the Merger Agreement, for a more complete understanding of the Merger.
Background of the Merger
The Company regularly evaluates strategies for improving its competitive position and enhancing stockholder value. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives, such as initial public offerings, acquisitions, mergers, divestitures, joint ventures, collaborations and business combinations, including a possible sale of the Company.
In August 2016, the Company received an unsolicited indication of interest by a potential strategic acquirer. The Company Board held a meeting on August 4, 2016 to discuss the indication of interest and other strategic alternatives. At the meeting, the Company Board, having been advised by the Company’s General Counsel that in evaluating transactions of this nature certain processes were advisable, including those related to antitrust clearance, document creation, public company duties, and Delaware law, concurred that appropriate processes should be followed, and authorized the Company to pursue discussions with the potential strategic acquirer. The Company Board was further advised of the fiduciary duties of boards of directors in connection with the strategic alternatives under consideration by the General Counsel in a presentation prepared with the assistance of the Company’s legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (referred to herein as “Paul Weiss”).
Beginning mid‑August 2016, representatives of the Company met with representatives of Goldman Sachs and Moelis to discuss their potential engagement as financial advisors to the Company for purposes of exploring the indication of interest as well as other strategic alternatives. The Company met with representatives of Goldman Sachs on August 15, 2016 and with representatives of Moelis on August 16, 2016.
From August 2016 through February 2017, the Company engaged in extensive discussions, including the exchange of due diligence information, with the potential strategic acquirer. Discussions with the potential strategic acquirer were suspended thereafter in light of, among other things, the complexity of the proposed transaction structure, the compatibility of the strategic acquirer’s business units with those of the Company, the implied value of the Company’s shares and the risks inherent in not pursuing other potential value creation alternatives.
During meetings in February 2017 and March 2017, the Company Board discussed commencing a more formal review process of the strategic alternatives available to the Company. Representatives of Goldman Sachs and Moelis reviewed their preliminary financial analyses of potential strategic alternatives available to the Company.
At the conclusion of the March meeting, the Company Board authorized the Company to engage Goldman Sachs and Moelis as financial advisors to the Company, (each, a “Financial Advisor” and together, the “Financial Advisors”) based on, among other things, Goldman Sachs’ and Moelis’ credentials as sophisticated investment banks and their substantial knowledge and experience in the industries in which the Company operates and in the field of mergers and acquisitions generally. The Company Board also directed the Financial Advisors to develop a list of potential acquirers. The Company executed engagement letters with Goldman Sachs as of October 18, 2017, and with Moelis as of November 3, 2017.
In November 2017, the Company Board reviewed a potential conflicts disclosure memorandum provided by Moelis in connection with its engagement and determined that no material conflicts existed that prevented the Company’s retention of Moelis as its financial advisor in connection with the Merger.
From February 2017 through early May 2018, at the direction of the Company Board, Company management and the Financial Advisors commenced a broader process to explore a potential sale of the Company, during which 38 potential acquirers (including strategic acquirers, such as the strategic acquirer that had initially contacted the Company in August 2016, and financial sponsors) were contacted. Of the parties contacted, 16 parties declined to explore a transaction with the Company, 22 parties entered into confidentiality agreements with the Company, 14 parties received a Confidential Information Memorandum from the Company and eight parties attended management meetings with the Company. The Company’s management, with the assistance of representatives of the Financial Advisors and Paul Weiss, negotiated confidentiality agreements, prepared and distributed certain presentation materials to such third parties and responded to various due diligence requests. Following eight management meetings, the Company received six preliminary indications of interest, other than the indications of interest submitted by the Consortium and Party A (each, as described below), at values the Company considered too low in comparison to values available through other potential value maximizing alternatives, including an initial public offering.
On November 6, 2017, the Company announced that it had filed a Registration Statement on Form S‑1 in respect of an initial public offering of 14,583,333 shares of its Common Stock with a price range of $23.00 to $25.00 per share. Subsequently, the Company Board decided to postpone the planned initial public offering because of adverse market conditions.
On or about April 3, 2018, a consortium of three South Korea‑based entities, SJL Partners, KCC and Wonik, contacted the Financial Advisors to express its interest in entering into a potential strategic transaction with the Company with a view to consummating the transaction at multiples of 7.4x to 8.0x of the Company’s 2017 EBITDA.
On April 24, 2018, each member of the Consortium entered into a confidentiality agreement with the Company with respect to a potential transaction.
On April 25, 2018, the Company received an indication of interest from a U.S.‑based financial sponsor (which is referred to herein as “Party A”). On May 8, 2018, Party A entered into a confidentiality agreement with the Company with respect to a potential transaction. On May 9, 2018, Party A attended a management presentation in Tarrytown, New York. Subsequently, on May 15, 2018, Party A made an initial proposal for the potential acquisition of the Company at a stated value of $26.33 per share, with a potential hold‑back escrow for certain contingencies.
On April 30, 2018 and May 1, 2018, representatives from the Consortium attended a management presentation in Tarrytown, New York, and conducted site visits at the Company’s facilities in Tarrytown, New York, Strongsville, Ohio and Newark, Ohio.
On May 24, 2018, at the Company Board’s direction, the Financial Advisors conducted a call with Party A and encouraged it to enhance its proposal.
On May 25, 2018, the Company received a revised indication of interest from the Consortium indicating a price range of $25.00 to $28.00 per share.
On May 28, 2018, Party A submitted a revised proposal for the potential acquisition of the Company at a stated value of $26.50 per share, with incremental contingent value rights for up to an additional $1.50 per share and a potential hold‑back escrow for certain contingencies.
On May 31, 2018, the Company Board, certain members of management of the Company and representatives of the Financial Advisors participated in a board call. The Company Board authorized the Financial Advisors to seek a more favorable proposal from Party A regarding a potential transaction. The Company Board and representatives of the Financial Advisors also discussed the proposal received from the Consortium on May 25, 2018. Following that discussion, the Company Board authorized representatives of the Financial Advisors to continue discussions with the Consortium’s advisors regarding a potential transaction.
On June 6, 2018, representatives of Goldman Sachs provided to the Company disclosure regarding certain relationships between Goldman Sachs and the Company, each member of the Consortium, Apollo and Oaktree and the Company determined that no material conflicts existed that prevented the Company’s retention of Goldman Sachs as its financial advisor in connection with the Merger.
On June 11, 2018, Party A communicated, during a conference call with representatives of the Financial Advisors, a revised proposal for acquisition of the Company at a stated value of $27.00 per share, with contingent value rights for up to an additional $3.00 per share and a potential hold‑back escrow for certain contingencies.
On June 16, 2018, the Company Board, certain members of management of the Company and representatives of Paul Weiss and the Financial Advisors participated in a board call to discuss the revised proposal from Party A and other strategic alternatives. The revised proposal, at a stated value of $27.00 per share, with contingent value rights at up to an additional $3.00 per share and a potential hold‑back escrow for certain contingencies, was higher than Party A’s initial proposal. The Financial Advisors reviewed their preliminary financial analyses of the Company and Party’s A proposal. The Company Board discussed in detail the Company’s business and forecasts, including a discussion about the prospect for greater value if the Company were to remain an independent company based on the Company’s current forecasts and whether there were risks inherent in delaying a transaction. The Company Board and representatives of the Financial Advisors discussed various ways to improve the proposal from Party A, including by adding mechanisms to allow existing Company stockholders to roll their shares into the new company and improving the contingent value rights component of the offer. The Company Board and representatives of Paul Weiss and the Financial Advisors noted that Party A would require a break fee in the event the Company accepted a superior proposal, consents from certain stockholders and an exclusivity agreement. The participants of the meeting discussed the perceived benefits of a transaction with Party A over other strategic alternatives under consideration and ultimately the Company Board decided to make a counterproposal to Party A.
Between June 16 and June 21, 2018, Party A agreed to the Company’s counterproposal of increasing the maximum incremental consideration that could become payable under the CVR from $3.00 per share to $4.00 per share.
On June 22, 2018, the Company sent a draft exclusivity letter to Party A, prepared with the assistance of Paul Weiss.
On June 23, 2018, representatives of the Consortium contacted representatives of Moelis to indicate a renewed interest in pursuing a potential transaction with the Company. The representatives assured Moelis that the Consortium was committed to consummating a transaction in a timely manner and indicated that the Consortium would be submitting a formal bid in the next few days.
On June 25, 2018, the Company received a letter from the Consortium containing a proposal for acquisition of the Company at a share price of $34.00 per share, with a net debt assumption of $999 million. The letter confirmed the commitment of the members of the Consortium to provide equity financing and obtain debt financing for the transaction. The proposal also addressed certain risks of a potential transaction related to approval by CFIUS, indicating that the Consortium was willing to assume the closing risk of a CFIUS review, pending diligence.
Also on June 25, 2018, the Company Board, certain members of management of the Company and representatives from Paul Weiss and the Financial Advisors participated in a board call to discuss the Consortium’s most recent proposal. During the board call, representatives from Paul Weiss reviewed with the Company Board the various legal considerations associated with a sale process, including the fiduciary duties of the directors when considering offers to acquire the Company. Bradley Bell, the Chairman of the Company, noted that the Consortium had already conducted preliminary due diligence and had received a substantial amount of information. Representatives of the Financial Advisors reviewed the Consortium’s revised proposal in detail, including the Consortium’s commitment to cover equity financing, proposal for debt funding from external financial sources and commitment to assume CFIUS‑related risks. The call participants discussed the proposal at length and observed that the final per share merger consideration could be lower than $34.00, taking into account the Consortium’s debt and other assumptions and ongoing diligence process. The call participants also discussed the Consortium’s possible inability to guarantee equity funding, its complex structure, its timing for completion of due diligence and their perception of the Consortium’s ability to execute the transaction. The Company Board discussed approaches to negotiating with both parties and ultimately determined to continue discussions with both the Consortium and Party A in order to maximize the possibilities for increased shareholder value. The Company Board instructed representatives of the Financial Advisors to reach out to representatives of the Consortium verbally to obtain additional details, specifically with respect to debt and equity funding and regulatory risk, including from a CFIUS and antitrust standpoint. The Company Board also instructed representatives of the Financial Advisors to inform Party A that the Company had received a proposal from another potential acquirer and to remind Party A that the Company was subject to public company corporate governance principles and fiduciary duties.
On June 26, 2018, at the instruction of the Company Board, representatives of the Financial Advisors sought clarification from the Consortium with respect to its debt and equity funding sources, antitrust and CFIUS‑related risks and its timing for completing due diligence ahead of the proposed transaction. Later that day the Company received a letter from the Consortium confirming KCC and Wonik as the initial sources of equity funding in the event SJL Partners is unable to produce evidence of funding commitments for its portion of the equity funding in time, and containing additional details regarding debt funding, which the Consortium anticipated would be sourced from various third parties in South Korea. The Consortium stated that it did not believe that either CFIUS or antitrust clearance presented a significant risk to the transaction and stated that it would take all reasonable steps to obtain clearance from both a CFIUS and antitrust standpoint. The letter further stated that the Consortium would adhere to a reasonable timeline with respect to completion of due diligence.
Later that same day, the Company Board, certain members of management of the Company and representatives from Paul Weiss and the Financial Advisors participated in a board call to discuss the Consortium’s letter. The participants on the call discussed that the proposal did not satisfy the elements the Company had requested, particularly with respect to providing certain assurances relating to certainty of funding and assumption of regulatory risk. The Company Board discussed and compared the response from the Consortium with the proposal from Party A, including the form and value of consideration, the current market price of the Company’s stock, the timeline for completion of a transaction and certain elements specific to each proposal, including the Consortium’s condition with respect to net debt and the upside potential from contingent value rights in Party A’s proposal, as well as potential for shareholders to roll over into the new company under Party A’s proposal.
On June 28, 2018, the Company Board, certain members of management of the Company and a representative from Paul Weiss participated in a board call to discuss recent negotiations with the Consortium and Party A. Mr. Bell discussed the prior decision to enter into a period of exclusivity with Party A, and informed call participants that an exclusivity letter had yet to be executed. The call participants reviewed correspondence from the Consortium and concluded that, before proceeding further, the Company would require sufficient evidence of committed capital from KCC and Wonik and an assurance that the Consortium would assume all regulatory risk with the transaction. The Company Board determined that the details contained in the correspondence from the Consortium did not yet sufficiently address the Company’s concerns and that the Company would require further assurances to be more confident in a potential upside for its shareholders. The Company Board resolved to propose an exception to the exclusivity to allow the Company the option of negotiating further with the Consortium in parallel with its negotiations with Party A.
On June 29, 2018, Party A contacted representatives of the Financial Advisors and reconfirmed its interest in pursuing a transaction with the Company, subject to a limited exclusivity agreement that allowed the Company to continue negotiations with the Consortium in parallel. The revised exclusivity agreement included a reimbursement mechanism in the event the Company ultimately chose to pursue a transaction with the Consortium over a transaction with Party A. On June 29, 2018, the Company, through Paul Weiss, sent a revised exclusivity letter to Party A.
On July 2, 2018, the Company sent a letter to the Consortium confirming certain key terms of the Consortium’s proposal, including with respect to per share merger consideration, equity funding, antitrust and CFIUS risk and timing for completion of the diligence process.
On July 3, 2018, the Company and Party A executed an exclusivity letter which contained an exception to the exclusivity to allow the Company to continue to negotiate with the Consortium. The letter contained a provision requiring the Company to reimburse Party A up to $2.5 million of the out‑of‑pocket expenses it incurred in respect of a potential transaction in the event the Company did not enter into definitive documentation with Party A during the exclusivity period.
On July 5, 2018, the Company received a letter from the Consortium confirming the proposed per share merger consideration and the ability of KCC and Wonik to commit capital to fully finance a potential transaction. The letter sought the Company’s consent to contact certain sources of debt funding and stated that the Consortium would assume antitrust and CFIUS‑related risks, subject to certain qualifiers as to the materiality of any restrictions that might be imposed. The letter did not meet the terms requested in the Company’s July 2, 2018 letter with respect to antitrust and CFIUS risk or timing for completion of diligence.
On July 6, 2018, the Company Board, certain members of management of the Company and a representative from Paul Weiss participated in a board call to discuss the most recent correspondence from the Consortium. Mr. Bell referred to the letter the Company had sent to the Consortium, outlining its position with respect to further negotiations, including relating to offer price, equity financing, antitrust, CFIUS approval and due diligence. The Company Board agreed that the response from the Consortium fell short of agreeing to the Company’s requirements, particularly because it requested pre‑marketing financing, refused to accept the Company’s requested antitrust efforts standards, failed to include a reverse termination fee and failed to commit to completion of diligence by August 1, 2018. The Company Board discussed how to manage the process with the Consortium, in particular relating to due diligence and in relation to the negotiations with Party A. Despite reservations about the challenges inherent in discussions with the Consortium, the Company formally invited the Consortium to begin diligence on the condition that it evidenced willingness to meet the terms included in the Company’s July 2, 2018 letter.
On July 7, 2018, the Company received a letter from the Consortium agreeing generally to the Company’s terms, while specifying that it would need additional time to complete its due diligence in advance of entering the proposed transaction.
On July 8, 2018, the Company Board and certain members of management of the Company participated in a board call to discuss updates with respect to the processes with the Consortium and Party A. Mr. Bell reported that the Company had advised the Consortium that it would be allowed to continue due diligence, despite not formally agreeing to the Company’s proposed terms. Mr. Bell informed the call participants that the Consortium had repeatedly requested consent to contact financing sources and had reaffirmed a request for additional time for due diligence. The Company Board eventually determined that it would allow the Consortium to contact financing sources, subject to certain confidentiality requirements. Mr. Bell also reported that a financial sponsor affiliated with a holder of Company shares (herein referred to as “Party B”) had been informed that the Company was not at liberty to engage in discussions with respect to a potential transaction with the Company. The Company instructed Paul Weiss to prepare a draft merger agreement that could be delivered to the Consortium and Party A as well as any other interested party.
On July 10, 2018, the Company instructed representatives of the Financial Advisors to open separate electronic data rooms to the Consortium and Party A.
On July 16, 2018, Paul Weiss, on behalf of the Company, sent a draft merger agreement (the “Party A Merger Agreement”) and a contingent value rights agreement (“CVR Agreement”) to Willkie Farr & Gallagher LLP, legal counsel to Party A (“Willkie”).
On July 17, 2018 and July 18, 2018, the Company, Party A and several of Party A’s potential sources of funding attended management presentations conducted by the Company at Paul Weiss’ offices. Representatives of the Financial Advisors also attended the meeting.
Also on July 17, 2018, the Company sent a draft of the Merger Agreement, prepared by Paul Weiss to Greenberg Traurig, LLP, legal counsel to the Consortium (“Greenberg”).
On July 9, 2018, certain members of the management team of the Company held a meeting with representatives of Party A to continue discussions with respect to a potential transaction between the Company and Party A. In the weeks following the July 9, 2018 meeting, representatives of the Company and representatives of Party A continued discussions with respect to a potential transaction between the parties. During this time, Paul Weiss and Willkie exchanged drafts of the Party A Merger Agreement and the CVR Agreement and engaged in discussions and negotiations relating to certain aspects of the potential transaction.
On August 15, 2018, the Company Board, certain members of management of the Company, and representatives of Paul Weiss and the Financial Advisors participated in a board call. A representative of Paul Weiss reviewed the fiduciary duties of boards of directors when considering strategic alternatives including processes undertaken for sale of the Company. Representatives of the Financial Advisors reported that Party A had requested that its exclusivity period be extended until August 17, 2018 to provide it more time for diligence. The Company Board approved an extension until close of business on August 14, 2018 to coincide with the Company’s scheduled second quarter earnings release.
During the call, representatives of the Financial Advisors reviewed the status of diligence conducted by Party A and the Consortium and reviewed the key terms of their proposals. They reported that each of Party A and the Consortium had conducted extensive diligence to date, including by attending management presentations, accessing virtual data rooms, reviewing responses to supplemental diligence requests, participating in question and answer sessions with management and conducting site visits. Representatives of the Financial Advisors also reported that on August 7, 2018, an unsolicited inbound inquiry was presented by a third party investment banking firm on behalf of a third party. The firm was advised that, as required by the exclusivity agreement with Party A, neither the Company nor the Financial Advisors could engage in substantive discussions concerning the inquiry.
Following these discussions, the Company Board considered the implications of an observable market price in excess of the per share amounts contemplated by the Party A and Consortium proposals. The Company Board considered that the recent rise in the Company’s observable stock price on the OTCQX market was likely the result of the July 2018 leak of a possible transaction with the Consortium. Representatives of the Financial Advisors reviewed information concerning the volume of trades in absolute terms and as a percentage of outstanding shares at the current price and within the past six months, including trading data indicating increased trading activity in the Company’s stock following published rumors relating to the Company’s sale process. Representatives of the Financial

Advisors also reviewed their preliminary financial analyses of the Company. The Company Board determined to continue to negotiate with Party A and the Consortium in parallel processes.
The Consortium and representatives of the management of the Company, on separate occasions, participated in extensive due diligence discussions, site visits and meetings, which were conducted in accordance with antitrust protocols that controlled the exchange of competitively sensitive information. Throughout this time, representatives from the Consortium conducted visits to multiple Company sites, including to Leverkusen, Germany on July 20, 2018, to Waterford, New York, Ohta, Japan, Nantong, China, and Sistersville, West Virginia throughout the week of July 23, 2018 and to Bangalore, India on August 7, 2018. Representatives of the Financial Advisors and the Company’s legal counsel also participated in these discussions, visits and meetings.
On August 15, 2018, the Company Board, certain members of management of the Company and representatives from Paul Weiss participated in a board call. The call participants discussed strategic alternatives and the condition of the mergers and acquisitions market. The Company Board reviewed the status of negotiations with each of Party A and the Consortium and reviewed the draft merger agreement comments received on their behalf, including comments on the Consortium’s behalf indicating that the $34.00 per share remained “subject to discussion” and identifying several possible reasons why the Consortium might seek to reduce their offered price by, as conveyed verbally by the financial advisors to the Consortium, $2.00 to $3.00 per share.
The call participants discussed in detail the advantages and disadvantages to the ongoing process with the Consortium, including with respect to regulatory risk and timing of completion of diligence. The Company Board also considered the advantages and disadvantages of potentially engaging with other potentially interested third parties. The Company Board decided to allow the Consortium to continue its diligence process and to await a revised draft of the Merger Agreement before further evaluating the prospects for a definitive transaction with the Consortium. The call participants discussed and the Company Board authorized Party A’s request for a further extension of the exclusivity agreement.
On August 18, 2018, certain representatives of Party A notified the Financial Advisors that Party A was dropping out of the process with the Company. Party A’s representatives told the Financial Advisors that Party A had concerns about recent and projected developments in the Company’s industry and their potential impacts on the Company’s future operations.
By letter dated August 21, 2018, the Consortium conveyed a revised proposal with a price of $32.25 per share. The revised proposal also included a requirement that the Company maintain a minimum cash amount (the “Minimum Cash Amount”) at the time of the Closing and incorporated a downward adjustment to purchase price in the event the Minimum Cash Amount was not met.
On August 22, 2018, UBS sent a revised draft of the Merger Agreement to Paul Weiss, as well as an initial draft of the Guaranty to be executed by KCC and Wonik concurrently with the Merger Agreement, guaranteeing equity financing for the transaction (the “Guaranty”).
On August 24, 2018, the Company Board, certain members of management of the Company and a representative from Paul Weiss participated in a board call to discuss the revised proposal of August 21, 2018 and the related revised draft of the Merger Agreement received from UBS. The call participants discussed among other things, (i) the absence of a reverse termination fee, (ii) their concerns relating to antitrust clearance and (iii) the status and viability of the proposed financing and financial assurances supporting the Consortium’s proposal. The Company Board instructed Paul Weiss to prepare a revised draft of the Merger Agreement to send back to Greenberg addressing these issues and making certain other changes such that the draft would be more favorable to the Company and its shareholders. The Company Board expressly reserved the right to reach out to other potentially interested parties if the results of Consortium negotiations were not satisfactory.

On August 25, 2018, Paul Weiss sent a revised draft of the Merger Agreement to Greenberg.
On August 27, 2018, Greenberg sent a revised draft of the Merger Agreement to Paul Weiss. The revised draft of the Merger Agreement addressed certain of the Company’s concerns, including accepting certain of the Company’s key provisions related to antitrust clearance.
On August 28, 2018, Paul Weiss sent a revised draft of the Merger Agreement to Greenberg. This draft removed the concept of the Minimum Cash Amount and added back certain restrictions on environmental diligence by the Consortium after execution of the Merger Agreement, as well as a higher threshold for the environmental compliance representation by the Company.
On September 5, 2018, the Company Board, certain members of management of the Company and a representative from Paul Weiss participated in a board call to discuss the status of negotiations with the Consortium. The Company had countered with elimination of the Minimum Cash Amount provision and a revised price of $33.50 per share. The response from the Consortium’s advisors was a further drop in the Consortium’s offer, to $32.00 per share, with the Minimum Cash Amount provision still included. The Consortium subsequently informed representatives of the Financial Advisors of the Consortium’s latest offer of $32.50 per share with the Minimum Cash Amount provision.
The Company Board considered among other things the expected timing for reaching final agreement with the Consortium. After further discussion, the Company Board unanimously authorized negotiations with the Consortium with the share price not to be below $32.50 per share and a Minimum Cash Amount provision, calculated as of the quarter end before the closing date, of not more than $250 million, subject to final approval of the transaction by the Company Board.
On September 6, 2018, Greenberg sent a revised draft of the Merger Agreement to Paul Weiss. Also on September 6, 2018, representatives from management of the Company had a call with Paul Weiss to discuss timelines and process for obtaining CFIUS clearance.
On September 7, 2018, representatives of Paul Weiss telephoned representatives of Greenberg to discuss the then‑current draft of the Merger Agreement and the corresponding schedules. During the call, representatives of Greenberg indicated that, among other things, the Consortium had requested that the Merger Agreement provide for stockholder approval of the Merger Agreement pursuant to the Written Consent of Apollo and Oaktree, the two major stockholders of the Company’s Common Stock. Further, representatives from Greenberg stated that the Consortium would require each of Apollo and Oaktree to execute a support agreement containing, among other things, restrictions on share transfers (the “Stockholder Support Agreement”). Representatives of Paul Weiss and Greenberg discussed certain issues related to the revised draft of the Merger Agreement, including (i) the Consortium’s proposal that the Written Consent be delivered on the date that the Merger Agreement is entered into by the parties, (ii) the process and related efforts standards for obtaining CFIUS and antitrust clearance, (iii) the proposals for the Minimum Cash Amount and (iv) the Consortium’s request to conduct additional environmental diligence in the time between signing the Merger Agreement and the Closing.
Also on September 7, 2018, following their phone call, Paul Weiss sent revised drafts of the Merger Agreement and the Guaranty to Greenberg. The revised draft of the Merger Agreement accepted the Minimum Cash Amount concept requested by the Consortium and maintained restrictions on the environmental diligence the Consortium would be permitted to conduct in the period between signing the Merger Agreement and the Closing.
On September 8, 2018, representatives from the Company’s management had a telephonic meeting with representatives from Paul Weiss and Greenberg to discuss the environmental diligence request. The call participants discussed in detail the issues with the environmental diligence request from the perspective of the Company and the Consortium.

On September 9, 2018, Greenberg sent drafts of the Merger Agreement and the Guaranty to Paul Weiss. Later that day, representatives from Paul Weiss and Greenberg held a telephonic meeting to discuss certain issues related to the revised draft of the Merger Agreement, including environmental diligence and timing for delivery of the Written Consent. Paul Weiss then sent a further revised draft of the Merger Agreement to Greenberg.
On September 11, 2018, Greenberg sent drafts of the Merger Agreement and Guaranty to Paul Weiss. Representatives from Paul Weiss and Greenberg agreed that both the Merger Agreement and the Guaranty were in final form and that the Company and the Consortium would make arrangements to execute the Merger Agreement and the Guaranty at a formal signing ceremony to take place in South Korea on Thursday, September 13, 2018. During the evening of September 12, 2018, Paul Weiss and Greenberg finalized the Merger Agreement and the other transaction documentation.
On September 11, 2018, the Company Board held a telephonic meeting with representatives from the Company’s management, the Financial Advisors and Paul Weiss. Representatives of Paul Weiss reviewed with the Company Board their fiduciary duties under applicable law and reviewed in detail the provisions of the proposed Merger Agreement, which had previously been provided to the Company Board together with a summary thereof.
At this meeting, Goldman Sachs reviewed with the Company Board their financial analyses regarding the Merger Consideration and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion, dated September 13, 2018, as to, as of the date delivered of the opinion and based upon and subject to the factors and assumptions set forth therein, the fairness, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates), of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement.
Also at this meeting, Moelis reviewed with the Company Board Moelis’s financial analyses regarding the Merger Consideration and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion, dated September 11, 2018, addressed to the Company Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Merger Consideration to be received pursuant to the Merger Agreement by holders of Common Stock, other than the Excluded Holders, is fair, from a financial point of view, to such holders.
After careful consideration of various reasons to approve the Merger Agreement and certain countervailing factors, the Company Board unanimously declared that the Merger Agreement, the Merger and the other transactions contemplated thereby were advisable and fair to and in the best interests of the Company and its stockholders, approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Merger, and authorized the Company to enter into the Merger Agreement and perform each of its obligations thereunder, including the Merger, and recommended that the stockholders adopt the Merger Agreement.
Early in the morning on September 13, 2018, prior to the commencement of trading of the shares of the Common Stock on U.S. exchanges, the parties executed the Merger Agreement and Guaranty in a ceremony in South Korea and issued a joint press release announcing the transaction. Immediately following the execution of the Merger Agreement, each of Apollo and Oaktree, respectively, holding approximately a 61.0% ownership interest in the Company, delivered the Written Consent, dated September 13, 2018, adopting and approving the Merger Agreement and the transactions contemplated thereby.
Reasons for the Merger
After careful consideration, the Company Board unanimously (i) declared that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Merger, (iii) authorized the Company to enter into the Merger Agreement and perform each of its obligations thereunder, including the Merger and (iv) recommended that the stockholders of the Company adopt the Merger Agreement ((i), (ii) and (iv), collectively, the “Board Recommendation”). In making its decision, the Company Board consulted with the Company’s management, as well as the Company’s advisors, and considered the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•
the belief of the Company Board, after consulting with its Financial Advisors and counsel, that the Company Board has, as a result of extensive negotiations with Parent, obtained the highest price per share of Common Stock that Parent is willing to pay as a result of the negotiations between the parties and was the highest indication of interest received after a comprehensive process;

•
the fact that the Merger Consideration is payable in cash, providing liquidity and certainty of value to holders of shares of Common Stock in comparison to either a transaction in which the Company’s stockholders would receive stock or other forms of non‑cash consideration or the risks and uncertainty that would be inherent in continuing to operate the Company as an independent public company and executing the Company’s business plan;

•
the fact that the $32.50 all‑cash Merger Consideration would provide certainty of value to Company stockholders and eliminate certain near‑term and long‑term risks inherent in the Company’s business and operations, including risks associated with operating in an industry that is significantly affected by changes in global as well as local economic conditions, political uncertainty and competition from similarly‑situated competitors in the chemical industry;

•
the financial analyses reviewed and discussed with the Company Board by representatives of Goldman Sachs as well as the oral opinion rendered by Goldman Sachs to the Company Board on September 11, 2018 (which was subsequently confirmed in writing by delivery of Goldman Sachs’ written opinion dated September 13, 2018) that, as of such date and subject to the limitations and assumptions set forth therein, the Merger Consideration to be paid to the holders of Common Stock (other than Parent and its affiliates) was fair, from a financial point of view, to such holders, as described below in the section entitled “—Opinion of the Company’s Financial Advisors” beginning on page 29;

•
the opinion of Moelis, dated September 11, 2018, addressed to the Company Board as to the fairness, from a financial point of view and as of the date of such opinion, and based upon and subject to the conditions and limitations set forth in the opinion, to the holders of Common Stock, other than the Excluded Holders, of the Merger Consideration to be received in the Merger pursuant to the Merger Agreement by such holders, as more fully described below in the section entitled “—Opinion of the Company’s Financial Advisors” beginning on page 29;

•
the Company Board’s understanding of (i) the business, operations, financial condition and prospects of the Company, (ii) the fact that the Company and its advisors actively sought proposals from other potentially interested counterparties to a potential transaction, including both financial and strategic entities, who were viewed as the most likely buyers that would have both the strategic interest and the financial capability to pursue a transaction with the Company, (iii) the possible alternatives to the sale of the Company, including continuing to operate the Company as an independent public company and (iv) the range of potential benefits to the stockholders of the Company of each of the alternatives in clauses (ii), (iii) and (iv), from which the Company Board concluded that the Merger Agreement and the transactions contemplated thereby, including the Merger, represent the Company’s best reasonably available alternative for maximizing stockholder value, taking into account factors such as (x) the timing and the likelihood of accomplishing any of the alternatives to the Merger, including securing an alternative transaction at a comparable or better price on similar terms and conditions as those in the Merger Agreement and the likelihood of consummating such transaction, (y) the need for additional investment resources to accomplish such alternatives and the risks of failing to successfully effect such alternatives, including the business, competitive, industry and market risks applicable to the Company and (z) the potential market and execution risks associated with the Company’s long‑term plan and going forward as an independent company. Ultimately, the belief of the Company Board, after consultation with its advisors, was that the Merger Consideration will enable the Company’s stockholders to realize a substantial portion of the Company’s potential future value, without the market or execution risks associated with continued operation as a stand‑alone company if the Merger is not consummated;

•
the fact that the acquiring companies operate in the same industry as the Company, with the result that the combined company will be able to take advantage of growth synergies, increased presence in certain markets, diversification in product offerings, and enhanced future growth prospects, all of which would allow it to improve its position relative to competitors;

•
the support of Apollo and Oaktree, which controlled approximately 61.0% of the aggregate voting power of the shares of Common Stock as of September 13, 2018 and which will be receiving the same form and amount of Merger Consideration for their shares of Common Stock as all other stockholders;

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the fact that all holders of shares of Common Stock (other than Canceled Shares and Appraisal Shares) will receive the same form and amount of consideration per share of Common Stock in connection with the Merger;

•
the Company Board’s beliefs about the likelihood that the Merger would be consummated, in light of, among other things, Parent’s agreement in the Merger Agreement to use its reasonable best efforts to consummate the Merger (upon the terms and subject to the conditions of the Merger Agreement);

•
the fact that Parent and Merger Sub do not have a condition in the Merger Agreement related to their receipt of financing and that KCC and Wonik delivered to the Company a joint guarantee of Parent’s obligations under the Merger Agreement, including its obligation to pay the Merger Consideration;

•
the Company Board’s beliefs about the likelihood that regulatory and other governmental approvals that are required in connection with the Merger would be obtained without unacceptable conditions and Parent’s obligations to use reasonable best efforts to obtain all such antitrust approvals, including by agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company or its Subsidiaries contemporaneously with or subsequent to the Effective Time;

•	the terms and conditions of the Merger Agreement, as reviewed by the Company Board with its legal advisors, including:

•	the limited number and nature of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger;

•
the terms of the Merger Agreement providing the Company sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Merger or the termination of the Merger Agreement;

•	the fact that Parent’s and Merger Sub’s obligation to complete the Merger is not subject to any financing condition;

•
the ability of the Company, under certain circumstances, to seek specific performance to prevent certain breaches of the Merger Agreement by Parent and Merger Sub and to enforce specifically the terms and conditions of the Merger Agreement;

•
the availability of appraisal rights to the stockholders of the Company who comply with all of the required procedures under Section 262 of the DGCL for exercising such rights, which allow such holders to seek appraisal of the “fair value” of their stock as determined by the Delaware Court in lieu of receiving the Merger Consideration;

•
the fact that the termination date of June 13, 2019 under the Merger Agreement (extendable in certain circumstances to September 13, 2019), after which either party, subject to certain exceptions, can terminate the Merger Agreement, allows for sufficient time to consummate the Merger; and

•
the collective experience, reputation and financial capability of KCC, Wonik and SJL Partners, which together formed and own Parent, and their ability to jointly finance the aggregate Merger Consideration.

The Company Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger, including, but not limited to, the following factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•
the concern of the Company Board regarding the possible disruption of the Company’s business that could result from announcement of the Merger and the resulting distraction of management’s attention from day‑to‑day operations of the business and its ability to attract and retain key employees during the pendency of the Merger;

•
the fact that following completion of the Merger, the Company will no longer exist as an independent public company and that, as the Merger Agreement provides for all cash consideration, the Company’s existing stockholders will no longer participate in the potential future growth in the Company’s assets, future earnings growth, future appreciation in value of shares of Common Stock or any future dividends;

•
the fact that the consummation of the Merger may be delayed or not occur at all, and the Company Board’s beliefs about the adverse impact such event would have on the Company and its business, including the potential loss of employees, potential diversion of management’s attention from other strategic priorities, reduction on the trading price of the Common Stock and the potential adverse effect on customer and other commercial relationships;

•	the fact that any gain from an all‑cash transaction such as the Merger generally will be taxable to the Company’s U.S. Holders for U.S. federal income tax purposes;

•
the fact that, while the Merger is expected to be completed, there are no assurances that all conditions to the parties’ obligations to complete the Merger will be satisfied or waived, and as a result, it is possible that the Merger may not be completed upon the terms and subject to the conditions set forth in the Merger Agreement;

•
the fact that Parent and Merger Sub are newly formed entities with essentially no assets, and that, notwithstanding the Company’s right to specific performance under the Merger Agreement, the Company may be required to rely on the joint guarantee provided by KCC and Wonik;

•	the fact that the Company has incurred and will incur substantial expenses related to the transactions contemplated by the Merger Agreement, regardless of whether the Merger is consummated; and

•	the fact that the Merger Agreement prohibits the Company from taking a number of actions relating to the conduct of its business prior to the closing without the prior consent of Parent,

which may delay or prevent the Company from undertaking business opportunities that may arise during the pendency of the Merger, whether or not the Merger is completed.
In addition, the Company Board was aware of and considered the interests that the Company’s directors and officers may have with respect to the Merger that differ from, or are in addition to, their interests as stockholders of the Company generally, as described in “The Merger—Interests of our Directors, Executive Officers and Affiliates in the Merger” beginning on page 44 of this Information Statement.
The Company Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger were outweighed by the potential benefits that it expected the Company and the Company’s stockholders would achieve as a result of the Merger. The foregoing discussion summarizes the material information and factors considered by the Company Board in its consideration of the Merger. The Company Board reached the decision to recommend and approve the Merger Agreement and the transactions contemplated thereby, including the Merger, as applicable, in light of the factors described above and other factors that each member of the Company Board believed were appropriate. In view of the variety of factors and the quality and amount of information considered, the Company Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, individual members of the Company Board may have given different weight to different factors. The Company Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, management of the Company, its Financial Advisors and the Company’s legal advisors, and considered the factors overall to be favorable to, and to support, its determinations. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward‑looking in nature and should be read in light of the factors set forth in the section entitled “Cautionary Statement Concerning Forward‑Looking Statements” beginning on page 14 of this Information Statement.
Opinion of the Company’s Financial Advisors
Goldman Sachs & Co. LLC
Goldman Sachs rendered its opinion to the Company Board that, as of September 13, 2018 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated September 13, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Common Stock should act with respect to the Merger or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	Annual Reports on Form 10‑K of the Company and its predecessor, Momentive Performance Materials, Inc., for the five years ended December 31, 2017;

•	certain interim reports to stockholders and Quarterly Reports on Form 10‑Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for the Financial Advisors’ use by the Company (the “Company Forecasts”);

•
certain internal utilization of net operating loss forecasts for the Company prepared by its management, as approved for the Financial Advisors’ use by the Company (the “Tax Attributes Estimates”); and

•
estimates of the amount of any adjustments pursuant to Section 2.02 of the Merger Agreement, as prepared by the management of the Company and approved for Goldman Sachs’ use by the Company (the “Company Adjustment Estimates”).

Goldman Sachs has also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty chemicals industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.
For purposes of rendering this opinion, Goldman Sachs has, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs has assumed with the Company’s consent that the Company Forecasts, the Tax Attributes Estimates and the Company Adjustment Estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off‑balance‑sheet assets and liabilities) of the Company or any of its subsidiaries and it has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs has assumed that the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Common Stock, as of September 13, 2018, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger, including, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or class of such persons, in connection with the Merger, whether relative to the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Common Stock pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs does not express any opinion as to the impact of the Merger on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 12, 2018, the last trading day before the public announcement of the Merger, and is not necessarily indicative of current market conditions. The Merger Consideration is subject to adjustment pursuant to Section 2.02 of the Merger Agreement. For purposes of its analysis and opinion, at the instruction of the Company, Goldman Sachs assumed the adjustment to be $0.
Selected Companies Analysis. Goldman Sachs reviewed financial information, ratios and public market multiples for the following publicly traded corporations in the silicone industry (collectively referred to as the selected companies):

•	Elkem ASA;

•	Evonik Industries AG;

•	Shin‑Etsu Chemical Co Ltd; and

•	Wacker Chemie AG.
Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.
Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of September 7, 2018, information it obtained from Bloomberg, Capital IQ and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of latest twelve months EBITDA;

•	enterprise value as a multiple of estimated next twelve months EBITDA;

•	enterprise value as a multiple of 2018 estimated EBITDA;

•	enterprise value as a multiple of 2019 estimated EBITDA;

•	average of the enterprise value as a multiple of LTM EBITDA calculations for each trading day during the seven year period from September 2011 to September 2018; and

•	average of the enterprise value as a multiple of NTM EBITDA calculations for each trading day during the seven year period from September 2011 to September 2018.

The results of these analyses are summarized as follows:

Selected Companies
Enterprise Value as a multiple of:	Current Range	Current Median	7 Year Range
LTM EBITDA	6.6x ‑ 7.4x	N/A	6.6x ‑ 8.3x
NTM EBITDA	4.9x ‑ 6.8x	N/A	5.4x ‑ 7.3x
EBITDA 2018	4.6x ‑ 6.8x	6.1x	N/A
EBITDA 2019	5.1x ‑ 6.8	5.6x	N/A
Based on these analyses and using its judgment and experience, Goldman Sachs applied a reference range of illustrative enterprise value to estimated 2018 EBITDA multiples of 5.5x‑7.0x to the estimated 2018 EBITDA of the Company using the Company Forecasts. This analysis resulted in a range of illustrative equity values per share of $21.25‑$33.45. Based on the seven‑year range NTM EBITDA multiples for the selected companies and using its judgment and experience, Goldman Sachs applied a range of illustrative enterprise value to estimated NTM EBITDA multiples of 5.5x‑7.0x to the through‑the‑cycle average EBITDA of the Company. The through‑the‑cycle EBITDA of the Company was calculated as the average EBITDA of the Company for the fifteen‑year period 2007 to 2022 based on the Company’s public filings and Company Forecasts and adjusted to reflect the additional estimated EBITDA attributed to the Xinan JV. This analysis resulted in a range of illustrative equity values per share of $17.72‑$28.89.
Illustrative Discounted Cash Flow Analysis. Using the Company Forecasts and the Tax Attribute Estimates, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 9.00% to 10.00%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2018 (i) estimates of unlevered free cash flow for the Company for the years 2018 through 2022 as reflected in the Company Forecasts and the Tax Attribute Estimates and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 1.50% to 2.50% to a terminal year estimate of the free cash flow to be generated by the Company, as reflected in the Company Forecasts and the Tax Attribute Estimates (which analysis implied exit LTM EBITDA multiples of 5.0x‑6.4x). Goldman Sachs derived such discount rates by application of the “capital asset pricing model,” which requires certain company‑specific inputs, including the company’s target capital structure weightings, the cost of long‑term debt, after‑tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Forecasts and the Tax Attribute Estimates and market expectations regarding long‑term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then subtracted the Company’s $1.244 billion of net debt as of June 30, 2018, as provided by the management of the Company, from the range of illustrative enterprise values it derived for the Company to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares, as provided by the management of the Company to derive a range of illustrative present values per share ranging from $25.75 to $34.19.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following transactions (collectively referred to as the selected transactions) in the specialty chemicals industry since 2006:

Date Announced	Target	Acquiror	Enterprise Value / LTM Multiple
03/2018	AkzoNobel’s specialty chemicals business	GIC / The Carlyle Group	10.0x
09/2016	Chemtura Corporation	LANXESS	10.0x
12/2015	Dow Corning Corp.	The Dow Chemical Co.	10.8x
03/2015	Citadel Plastics Holdings, Inc.	A. Schulman, Inc.	10.7x
02/2015	Globe Specialty Metals	Grupo FerroAtlantica	9.5x
06/2014	Emerald Performance Materials, LLC	American Securities LLC	9.2x
01/2011	Elkem (silicones unit of Orkla ASA)	China National BlueStar	10.1x
10/2006	Rhodia’s silicones business	China National BlueStar	7.8x
09/2006	Momentive Performance Materials	Apollo Management	8.9x
For each of the selected transactions, Goldman Sachs calculated and compared levered aggregate consideration as a multiple of LTM EBITDA based on information from Bloomberg, Thomson, public filings and broker research. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile. This analysis, the results of which are presented in the table above, resulted in a median levered aggregate consideration as a multiple of LTM EBITDA of 10.0x, a high levered aggregate consideration as a multiple of LTM EBITDA of 10.8x and a low levered aggregate consideration as a multiple of LTM EBITDA of 7.8x. Based on these analyses and using its professional judgment and experience, Goldman Sachs applied illustrative enterprise value to LTM EBITDA multiples of 7.8x‑10.8x to the LTM EBITDA of the Company based on the Company Forecasts. This analysis resulted in a range of illustrative equity values per share of $30.79‑$51.98.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the Merger.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the holders (other than Parent and its affiliates) of Common Stock, as of September 13, 2018, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The Merger Consideration was determined through arm’s‑length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.
As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex D.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non‑financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co‑invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Apollo Global Management, LLC, an affiliate of the Company (“AGM”), Oaktree Capital Management, L.P., an affiliate of the Company (“OCM”), KCC, Wonik Holdings, and SJL Partners, or any currency or commodity that may be involved in the Merger. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Merger. During the two year period ended September 13, 2018, the Investment Banking Division of Goldman Sachs has not been engaged by the Company or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to AGM and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as financial advisor to Gala Coral Group Limited, a portfolio company of AGM, in connection with its merger with Ladbrokes plc in November 2016; as joint agent in connection with a term loan facility (aggregate principal amount $2.9 billion) of West Corporation, a portfolio company of AGM, in October 2017; as financial advisor to EaglePicher Industries Inc., a subsidiary of Vectra Corporation, a portfolio company of AGM, in connection with its sale in December 2017; as administrative agent, joint lead arranger and joint bookrunner in connection with a term loan facility (aggregate principal amount $2.2 billion) and revolving credit facility (aggregate principal amount $400 million) of VICI Properties Inc., a portfolio company of AGM, in December 2017; as joint lead arranger and joint bookrunner in connection with a revolving credit facility (aggregate principal amount $3.5 billion) of Vistra Energy Corp., a portfolio company of AGM, in December 2017; as joint lead arranger and joint bookrunner in connection with a term loan (aggregate principal amount $4.7 billion) and revolving credit facility (aggregate principal amount $1 billion) of Caesars Entertainment Corporation, a portfolio company of AGM, in December 2017; as bookrunner in connection with an initial public offering of 105 million shares of common stock of The ADT Corporation, a portfolio company of AGM, in January 2018; and as financial advisor to Athora Holding Ltd., a portfolio company of AGM, in connection with its acquisition of Generali Belgium SA in April 2018. Goldman Sachs has also provided certain financial advisory and/or underwriting services to OCM and/or its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in connection with a public offering of 18 million common shares of First Bancorp of Puerto Rico, a portfolio company of OCM, in November 2016; as joint bookrunner in connection with a public offering of 12.5 million common shares of AdvancePierre Foods, Inc., a portfolio company of OCM, in January 2017; as co‑manager in connection with a public offering of 10 million common shares of Taylor Morrison Home Corporation, a portfolio company of OCM, in January 2017; as financial advisor to Energy Investors Funds Group, an affiliate of OCM, in connection with its sale of an interest in the Linden cogeneration plant in April 2018; as financial advisor to Pulse Electronics Corporation, a portfolio company of OCM, in connection with its sale in May 2018; and as co‑manager in connection with a public offering of 6 million shares of preferred stock of Oaktree Capital Group, LLC, an affiliate of OCM, in May 2018. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, KCC, Wonik Holdings, AGM, OCM, SJL Partners and their respective affiliates and, as applicable, portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co‑invested with AGM, OCM, SJL Partners and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of AGM, OCM and SJL Partners from time to time and may do so in the future.
The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated October 18, 2017, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Merger. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $10.5 million, subject to an additional fee amount at the discretion of the Company, all of which is payable upon consummation of the Transaction. In addition, the Company has agreed to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Moelis & Company LLC
At the meeting of the Company Board held on September 11, 2018, to evaluate and approve the Merger, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated September 11, 2018, addressed to the Company Board to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the Merger Consideration to be received pursuant to the Merger Agreement by holders of Common Stock, other than the Excluded Holders, was fair, from a financial point of view, to such holders.
The full text of Moelis’ written opinion dated September 11, 2018, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this Information Statement and is incorporated herein by reference. Moelis’ opinion was provided for the sole use and benefit of the Company Board (solely in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness, from a financial point of view, to the holders of Common Stock, other than the Excluded Holders, of the Merger Consideration to be received in the Merger pursuant to the Merger Agreement, and does not address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available with respect to the Company. Moelis’ opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act with respect to the Merger or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.
In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including (x) financial forecasts, including the Company Forecasts, relating to the Company provided to and discussed with us by the management of the Company and (y) estimates of the management, including the Tax Attribute Estimates, of the Company regarding the Company’s anticipated utilization of its net operating losses;

•
conducted discussions with members of senior management and representatives of the Company concerning the information described in the foregoing, as well as the business and prospects of the Company generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•
considered the results of efforts by or on behalf of the Company, including by Moelis at the Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company;

•	reviewed a draft, dated September 11, 2018, of the Merger Agreement;

•	participated in certain discussions and negotiations among representatives of the Company and the Parent and their respective advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.
In connection with Moelis’ review, with the Company’s consent, Moelis relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. In connection with its review, Moelis did not assume any responsibility for, and Moelis did not undertake any, independent verification of any such information.
With the Company’s consent, Moelis relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above (including the Company Forecasts and the Tax Attribute Estimates), Moelis assumed, at the Company’s direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and anticipated utilization of the Company’s net operating losses in the absence of a transaction, respectively. Moelis expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with the Company’s consent, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off‑balance‑sheet, or otherwise) of the Company, nor had Moelis been furnished with any such evaluation or appraisal. With respect to outstanding litigation involving the Company relating to replacement notes issued under a bankruptcy plan of reorganization and for which significant damages are alleged, the Company instructed Moelis to rely solely upon the judgment of the management of the Company that the outcome of the litigation will not be in excess of estimates provided to Moelis by the Company’s management. In addition, with the Company’s consent, for purposes of its analyses and opinion, Moelis assumed that any adjustments to the Merger Consideration pursuant to the Merger Agreement, including as a result of the Minimum Cash Amount exceeding the Actual Cash Amount (as such terms are defined in the Merger Agreement), will not be material to Moelis’ analyses or opinion.
Moelis’ opinion did not address the Company’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At the direction of the Company Board, Moelis was not asked to, nor did it, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Merger, except for the fairness of the Merger Consideration from a financial point of view to the holders of Common Stock, other than the Excluded Holders, to the extent expressly specified in Moelis’ opinion. In rendering its opinion, Moelis assumed, with the consent of the Company Board, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Merger would be consummated in accordance with its terms, without waiver or modification that could be material to Moelis’ analysis, and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Moelis assumed, with the Company’s consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Merger would be obtained, except to the extent that could not be material to its analysis. Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments occurring or coming to its attention after the date of its opinion.
Moelis’ opinion did not address the fairness of the Merger or any aspect or implication of the Merger to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Merger Consideration from a financial point of view to the holders of Common Stock (other than the Excluded Holders). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise. Except as described in this summary, the Company and the Company Board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion.
The following is a summary of the material financial analyses presented by Moelis to the Company Board at its meeting held on September 11, 2018, in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
For purposes of its analyses, Moelis reviewed a number of financial metrics, including the following:

•
Adjusted EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation, amortization, and any one‑time and non‑recurring items for a specified time period (adjusted to reflect full‑year impact of corporate and operational restructurings and, in the case of the Company, to give effect to its exercise of its option to purchase an additional 24% interest in Zhejiang Xinan Momentive Performance Materials Co., Ltd. (the “Xinan JV”) and to reflect that the Company was $8 million ahead of its previously forecasted EBITDA through the end of the second quarter of 2018).

•
Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value as of such date of its net debt (the face amount of total debt and preferred stock, and book value of non‑controlling interests, less the amount of cash and cash equivalents, as reflected on its most recently available balance sheet, adjusted in the case of the Company to account for the payment required to exercise of its option to purchase an additional 24% interest in the Xinan JV and management’s estimate of the Company’s exposure attributable to pending litigation relating to the interest rates applicable to replacement notes issued under a the Company’s prior bankruptcy plan of reorganization).

Unless the context indicates otherwise, (i) Enterprise Values used in the selected public companies analyses described below were calculated using the market price of the common stock of the selected companies listed below as of September 7, 2018, (ii) the estimates of the future financial performance for the selected companies listed below were based on certain publicly available research analyst estimates for those companies, and (iii) the estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Company Forecasts.
Financial Analyses
Discounted Cash Flow Analysis. Moelis performed a discounted cash flow (“DCF”) analysis of the Company using financial forecasts and other information and data provided by the Company’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by the Company and gave effect to the Company’s anticipated utilization of its net operating losses (as estimated by the Company’s management as to timing and amount thereof). In performing the DCF analysis of the Company, Moelis utilized a range of discount rates of 9.0% to 10.5% to calculate estimated present values as of June 30, 2018 of (i) the Company’s estimated after‑tax unlevered free cash flows for the period from June 30, 2018 to December 31, 2022 and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 1.5% ‑ 2.5% to management’s estimate of a cycle‑adjusted average free cash flow. Moelis selected a range of discount rates based on an estimate of the Company’s weighted average cost of capital (“WACC”) that reflected a derived cost of equity using (i) a selected range of betas and debt to total capitalization ratios informed by selected public companies that Moelis considered similar for this purpose as of September 7, 2018 and (ii) a size premium based on public companies with equity values similar to the Company. This analysis indicated the following implied per share reference range for the Company, as compared to the $32.50 Merger Consideration in the Merger:

Implied Per Share Reference Range	Merger Consideration
$23.85 ‑ $34.25	$32.50
Selected Public Companies Analysis. Moelis reviewed financial and stock market information of the selected publicly traded companies noted below that are engaged in the manufacture, sale or distribution of silicones and other specialty chemicals.
Moelis reviewed, among other things, Enterprise Values of the selected companies as a multiple of estimated EBITDA for calendar years 2018 and 2019. Financial data for the selected companies were based on publicly available consensus research analysts’ estimates, public filings and other publicly available information. The selected companies and the Enterprise Value to calendar year 2018E and 2019E estimated EBITDA multiples are summarized below:

Selected Public Company	Enterprise Value / 2018E EBITDA	Enterprise Value / 2019E EBITDA
Evonik Industries AG	6.8x	6.8x
Shin‑Etsu Chemical Co., Ltd.	6.3x	5.7x
Wacker Chemie AG	5.9x	5.6x
Elkem ASA	4.6x	5.1x
Moelis then noted that, in selecting multiple ranges, in light of differences in business mix, margins, leverage profiles and product types among the selected companies that limited comparability to the Company, it focused on the 2018E trading multiples for Wacker Chemie AG and Elkem ASA and the 2019E trading multiples for Wacker Chemie AG (focusing less on the 2019E trading multiples for Elkem ASA given consensus estimates reflecting a significant reduction in Elkem ASA’s 2019E EBITDA). Moelis also noted that, in September 2018, Shin‑Etsu announced plans to invest nearly $1 billion over the next two and a half years to expand the capacity of silicone monomer and other silicones. The median, high and low multiples for the selected companies were 6.1x, 6.8x and 4.6x, respectively, in the case of 2018, and 5.6x, 6.8x and 5.1x, respectively, in the case of 2019. Moelis applied ranges of selected multiples derived from the selected companies of 5.0x to 6.5x in the case of 2018E Adjusted EBITDA and 5.0x to 6.0x in the case of 2019E Adjusted EBITDA to corresponding financial data of the Company. Financial data for the Company was based on the financial forecasts and other information and data provided by the Company’s management. This analysis indicated the following implied per share reference ranges for the Company, as compared to the $32.50 Merger Consideration in the Merger:

Implied Per Share Reference Ranges Based On:
2018E Adjusted EBITDA	2019E Adjusted EBITDA	Merger Consideration
$17.17 ‑ $29.33	$27.26 ‑ $37.57	$32.50
Selected Precedent Transactions Analysis. Moelis reviewed financial information of the selected transactions noted below involving target companies engaged in the manufacture, sale or distribution of silicones and other specialty chemicals announced since 2006.
Moelis reviewed announced transaction values of the selected transactions as a multiple, to the extent information was publicly available, of EBITDA for the latest twelve months prior to the announcement of the subject transaction (“LTM EBITDA”). Financial data for the relevant transaction was based on publicly available information at the time of announcement of the relevant transaction. The selected transactions and the Enterprise Value to LTM EBITDA multiples are summarized below:

Date Announced	Target	Acquiror	Enterprise Value / LTM Multiple
03/2018	AkzoNobel’s specialty chemicals business	GIC / The Carlyle Group	10.0x
09/2016	Chemtura Corporation	LANXESS	10.0x
12/2015	Dow Corning Corp.	The Dow Chemical Co.	10.8x
03/2015	Citadel Plastics Holdings, Inc.	A. Schulman, Inc.	10.7x
02/2015	Globe Specialty Metals	Grupo FerroAtlantica	9.5x
06/2014	Emerald Performance Materials, LLC	American Securities LLC	9.2x
01/2011	Elkem (silicones unit of Orkla ASA)	China National BlueStar	10.1x
10/2006	Rhodia’s silicones business	China National BlueStar	7.8x
09/2006	Momentive Performance Materials	Apollo Management	8.9x
Moelis noted that it placed limited weight on its review of the selected precedent transactions given, among other factors, differences in product mix and the times in the business cycle in which the transactions were announced. The median, high and low multiples for the selected transactions were 10.0x, 10.8x and 7.8x. Moelis then applied ranges of selected multiples derived from the selected transactions of 7.8x to 10.8x to the Company’s Adjusted EBITDA for the twelve months ended June 30, 2018. Financial data for the Company was based on information and data provided by the Company’s management. This analysis indicated the following implied per share reference range for the Company, as compared to the $32.50 Merger Consideration in the Merger:

Implied Per Share Reference Range	Merger Consideration
$30.79 ‑ $51.98	$32.50
Other Information
Moelis also noted for the Company Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things, the historical closing trading prices for the Common Stock during the twelve month period ended September 7, 2018.

Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.
No company or transaction used in the analyses described above is identical to the Company or the Merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.
The Merger Consideration was determined through arms’ length negotiations between the Company and Parent and was approved by the Company Board. Moelis did not recommend any specific consideration to the Company or the Company Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger.
Moelis acted as financial advisor to the Company in connection with the Merger and will receive a fee for its services contingent upon the consummation of the Merger, currently estimated to be approximately $10.5 million, subject to an additional fee amount at the discretion of the Company, all of which is payable upon consummation of the Transaction. In addition, the Company has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.
Moelis’ affiliates, employees, officers and partners may at any time own securities of the Company and Parent (and its affiliates). In the past, Moelis provided investment banking and other services to the Company and in the future Moelis may provide such services to Parent (and its affiliates) and has received and may receive compensation for such services. In addition, as had been previously disclosed to the Company Board, Moelis and its affiliates have in the past provided, currently are providing and in the future may provide, investment banking and other services to AGM, OCM and their respective affiliates and portfolio companies and have received and may receive compensation for such services, including during the past two years, (a) acting as financial advisor to portfolio companies of AGM in transactions consummated in October 2017, January 2017, and October 2016, financial advisor to an ad hoc committee of secured creditors, including AGM, for a transaction consummated in October 2016 and a co‑manager for an offering of debt securities in March 2016 by a portfolio company of AGM and (b) acting as financial advisor to portfolio companies of OCM in transactions consummated in May 2018, March 2018, June 2017, February 2017, August 2016 and March 2016, financial advisor to ad hoc committees of bondholders, including OCM, for transactions consummated in May 2017 and August 2016, and a co‑manager for an offering of debt securities in March 2016 by a portfolio company of OCM.
The Company Board selected Moelis as its financial advisor in connection with the Merger because Moelis has substantial experience in similar transactions and familiarity with the Company. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.
Certain Company Forecasts
The Company does not as a matter of course publicly disclose forecasts or projections of its future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. However, as part of the Company Board’s review process, management prepared the Company Forecasts which were made available to the Company Board and each of Goldman Sachs and Moelis, in connection with their analysis described under “The Merger—Opinion of the Company’s Financial Advisors” beginning on page 29 of this Information Statement, as well as to Parent.
The Company Forecasts represent the Company’s internally prepared unaudited prospective financial forecasts and were based on estimates and assumptions made by management during the first half of 2018. The Company Forecasts were not prepared with a view toward public disclosure. They are being included because, at the direction of the Company, the Company Forecasts were used by Goldman Sachs and Moelis in connection with their analyses described under “The Merger—Opinion of the Company’s Financial Advisors” and because the Company Forecasts were made available to Parent in connection with its diligence concerning the Company. The inclusion of this information should not be regarded as an indication that the Company, the Company Board, Goldman Sachs, Moelis, Parent, any advisor to or representative of any of the foregoing, or any other recipient of this information considered, or now considers, the Company Forecasts to be necessarily predictive of actual future results, and the Company Forecasts should not be relied upon as such.
Management’s internal financial forecasts, including the Company Forecasts and the assumptions upon which the Company Forecasts were based, are subjective in many respects and thus subject to interpretation and do not reflect the impact of economic volatility or changes in supply and demand dynamics. Although presented with numerical specificity, the Company Forecasts are forward‑looking statements and were based upon a variety of estimates and numerous assumptions made by the Company’s management with respect to, among other matters, industry volatility and performance, general business, economic, market and financial conditions and other matters such as the bankruptcy litigation, including the factors described or referenced under “Cautionary Statement Concerning Forward‑Looking Information” and other risk factors described in the Company’s filings with the SEC, many of which are difficult to predict, are inherently uncertain, are subject to significant economic and competitive uncertainties, are beyond the Company’s control and could cause actual results to differ materially from those shown below. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition during the fiscal year ended December 31, 2017 and for the six months ended June 30, 2018. The Company Forecasts may not reflect current prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Company Forecasts were prepared. In addition, the Company Forecasts do not take into account any of the transactions contemplated by the Merger Agreement that might also cause actual results to differ materially. Since the Company Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the Company Forecasts will prove accurate, that the projected results will be realized or that actual results will not materially vary from the Company Forecasts.
The Company Forecasts are not intended to comply with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding financial projections and the use of non‑GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts. The Company

Forecasts include financial metrics that were not prepared in accordance with GAAP. Non‑GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP and non‑GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Neither Pricewaterhouse Coopers LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Company Forecasts, and, accordingly, neither Pricewaterhouse Coopers LLP nor any other public accounting firm expresses an opinion or any other form of assurance with respect to the Company Forecasts. The reports of Pricewaterhouse Coopers LLP included in the Company’s filings with the SEC relate solely to the Company’s historical financial information and internal controls. They do not extend to the prospective financial information and should not be read to do so.
No one has made or makes any representation regarding the information included in the Company Forecasts. Readers of this Information Statement are cautioned not to rely unduly, if at all, on the Company Forecasts. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or effects, may have changed since the date the Company Forecasts were prepared. The Company has not updated and does not intend to update or otherwise revise the Company Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence or non‑occurrence of future events, even if any or all of the assumptions on which the Company Forecasts were based are shown to be in error. The Company has made no representation to Parent or Merger Sub in the Merger Agreement or otherwise concerning the Company Forecasts.
The following table presents the Company Forecasts (unaudited):

(dollars in millions)	2018E	2019E	2020E	2021E	2022E
Total Revenue	$2,730	$2,901	$3,098	$3,288	$3,484
Segment EBITDA(1)	$405	$497	$561	$628	$704
Segment EBITDA Margin	15%	17%	18%	19%	20%
Capital Expenditures	$123	$124	$124	$114	$108

(1)
Segment EBITDA is a non‑GAAP financial measure. For purposes of the Company Forecasts, Segment EBITDA is defined as EBITDA (earnings before interest, income taxes, depreciation and amortization) adjusted for certain non‑cash items and certain other income and expenses. Segment EBITDA should not be considered as a substitute for net income (loss) or other results reported in accordance with GAAP. Segment EBITDA does not include the impact attributable to the exercise of the Company’s option to increase its interest in the Xinan JV and also does not reflect that the Company was $8 million ahead of its forecasted Segment EBITDA for 2018 through the end of the second quarter, both of which were conveyed to Parent and the Company’s financial advisors.

Financing
Concurrently with the Company’s execution of the Merger Agreement, KCC and Wonik executed and delivered to the Company a joint guarantee of Parent’s obligations under the Merger Agreement, including its obligation to pay the Merger Consideration. The Consortium has informed the Company that it intends to secure separate equity and debt financing from certain third party sources prior to the Closing, but Parent’s obligations under the Merger Agreement, including the consummation of the Merger, are not subject to the condition that Parent obtain equity or debt financing (or any other related financing condition).

Payment of Merger Consideration and Surrender of Shares
At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with the Paying Agent an amount of cash sufficient to pay for the aggregate Merger Consideration (the “Exchange Fund”).
All of our shares held by holders of record are held in book‑entry (“book‑entry shares”) and no stock certificates have been issued for our shares. No later than three business days after the Effective Time, the Paying Agent will mail to each holder of record of shares of Common Stock (other than shares of Common Stock to be canceled) as of the Effective Time (a) a letter of transmittal and (b) instructions for use in surrendering book‑entry shares of Common Stock in exchange for the payment of the Merger Consideration.
If your shares of Common Stock are held in “street name” by your bank, brokerage firm, trust or other nominee, you should contact your bank, brokerage firm, trust or other nominee.
Upon surrender of book‑entry shares to the Paying Agent together with a duly completed and validly executed letter of transmittal (and such other customary documents as may reasonably be required by the Paying Agent or Parent), the holder of such book‑entry shares, as applicable, will be entitled to receive in exchange for such book‑entry shares an amount in cash equal to the product of (i) the number of shares represented by such holder’s properly surrendered book‑entry shares and (ii) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due surrender of book‑entry shares. In the event payment of the Merger Consideration is to be made to a person other than the person whose name the book entry is registered, the relevant Merger Consideration to be issued or paid upon due surrender of book‑entry shares may be issued or paid to such person if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable with respect to such book‑entry shares. Until surrendered upon the terms and subject to the conditions set forth in the Merger Agreement, each book‑entry share will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, without interest, the corresponding Merger Consideration.
You will not be entitled to receive the Merger Consideration until you deliver a duly completed and validly executed letter of transmittal (together with such other documents required by the Paying Agent) to the Paying Agent.
Each of Parent, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code (as defined below), the rules or regulations promulgated thereunder, any provision of applicable state, local or foreign tax law or any other law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.
At any time following the first anniversary of the date of the Closing, any portion of the Exchange Fund (including any interest received with respect thereto and the proceeds of any investments thereof) that remains undistributed to the former holders of Common Stock converted into the right to receive the Merger Consideration will be delivered to the Surviving Corporation upon demand, and any former holders of book‑entry shares who have not complied with the Merger Agreement may only be entitled to receive from the Surviving Corporation (only as general creditors thereof with respect to the payment of any Merger Consideration) payment in respect of their claim for the Merger Consideration, without any interest thereon and subject to any withholding taxes required by applicable law, upon due surrender of the book‑entry shares, as applicable, representing shares of Common Stock.

Interests of our Directors, Executive Officers and Affiliates in the Merger
Our executive officers, directors, and affiliates have agreements or arrangements that may provide them with interests in the Merger that differ from, or are in addition to, those of our stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of certain equity‑based awards;

•	the potential receipt of certain payments and benefits under individual employment agreements upon certain types of terminations of employment either prior to or following the Effective Time; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of the Company.
Treatment of Director and Executive Officer Common Stock
As is the case for any stockholder of the Company, the Company’s directors and executive officers will receive $32.50 in cash, without interest (subject to (i) the Cash Deduction and (ii) deduction for any applicable withholding tax), for each share of Common Stock that they own at the Effective Time. For information regarding beneficial ownership of the Company’s Common Stock by each of the Company’s current directors, named executive officers and all directors and executive officers as a group, see the section entitled “Security Ownership of Management and Certain Beneficial Owners” beginning on page 77.
Treatment of Equity and Equity‑Based Awards
Company Stock Options. Pursuant to the Merger Agreement, each Company stock option that is outstanding immediately before the Effective Time, whether vested or unvested, will be canceled, extinguished, and converted into the right to receive a cash payment equal to the product of (i) the number of shares of Common Stock subject to such Company stock option, and (ii) the excess, if any, of the Merger Consideration over the exercise price of such Company stock option.
Restricted Stock Units. Pursuant to the Merger Agreement, each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will become converted immediately prior to the Effective Time into the right to receive, without interest, the Merger Consideration.
The table below sets forth, for each of our executive officers and directors holding Company stock options as of September 30, 2018, (i) the aggregate number of shares of Common Stock subject to such Company stock options and (ii) the value of cash amounts payable in respect of such Company stock options as of the Effective Time, calculated by multiplying the excess of the Merger Consideration over the respective per‑share exercise prices of the applicable Company stock options by the number of shares of Common Stock subject to such Company stock options.

Name of Executive Officer or Director	Number of Options (#)	Cash Consideration for Options ($)
John G. Boss	237,160	$5,276,810
Erick R. Asmussen	117,600	$2,616,600
John D. Moran	68,600	$1,526,350

The table below sets forth, for each of our executive officers and directors holding Company RSUs as of September 30, 2018, (i) the aggregate number of Company RSUs and (ii) the value of cash amounts payable in respect of such Company RSUs as of the Effective Time, calculated by multiplying the Merger Consideration by the number of Company RSUs.

Name of Executive Officer or Director	Number of Company RSUs (#)	Cash Consideration for Company RSUs ($)
John G. Boss	131,340	$4,268,550
Erick R. Asmussen	75,400	$2,450,500
John D. Moran	47,220	$1,534,650
Employment Agreements
The Company has employment agreements or employment letters with Messrs. Boss, Asmussen and Moran that provide for severance under certain circumstances as well as restrictive covenants.
Mr. Boss has an employment letter, which provides him a guaranteed severance benefit equal to eighteen months of base salary in the event of a termination by the Company without “cause” (as such term is defined in his employment letter). Mr. Boss is also eligible to receive executive outplacement and Consolidated Omnibus Budget Reconciliation Act (“COBRA”) benefits continuation in accordance with the Company’s severance policy. None of the payments or benefits are subject to a contractual tax gross‑up.
Messrs. Asmussen and Moran are guaranteed severance equal to twelve months of base salary in the event that they are terminated by the Company without “cause” (as such term is defined in their respective employment letters). Each of Messrs. Asmussen and Moran is also eligible to receive executive outplacement and COBRA benefits continuation in accordance with the Company’s severance policy.
Although none of the payments or benefits to which an executive officer may be entitled in connection with the Merger are subject to a contractual tax gross‑up, subject to an aggregate tax gross‑up limit, the Company has agreed to pay each of them a gross‑up amount so that, after all taxes are paid on the gross‑up, each may have enough funds remaining to pay the excise tax imposed on the payments and benefits (and such gross‑up amount).
In accordance with their receipt of equity awards, each of Messrs. Boss, Asmussen and Moran are subject to an obligation not to compete with the Company and not to solicit the Company’s associates (i.e. customers, suppliers, employees) for two years following termination of their employment for any reason, as well as a covenant not to disclose confidential information or disparage the Company or its affiliates.
Golden Parachute Compensation—Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Merger
Background
This section sets forth information regarding the compensation for each of our “named executive officers” (the “Named Executive Officers”) whose compensation was disclosed in the Annual Report on Form 10‑K/A filed by us on April 30, 2018. This compensation is referred to as “golden parachute” compensation by SEC disclosure rules, and in this section we use such term to describe the merger‑related compensation payable to our Named Executive Officers.

To the extent that any of our Named Executive Officers’ compensation arrangements are described in the section above entitled “—Interests of our Directors, Executive Officers and Affiliates in the Merger” beginning on page 44 of this Information Statement, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each Named Executive Officer’s golden parachute compensation as of March 1, 2019, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	the change in control is consummated on March 1, 2019; and

•	the value of the vesting acceleration of the Named Executive Officers’ equity awards is calculated using the Merger Consideration of $32.50.
The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Information Statement. As a result, the transaction‑related compensation, if any, to be received by a Named Executive Officer may differ materially from the amounts set forth below. The amounts in the table below do not include any value received in respect of equity awards held by the Named Executive Officer that are vested prior to the Effective Time.

Name of Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Non‑Cash Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total ($)
John G. Boss	$1,057,500	$9,545,360	$19,550	$495,648	$1,266,745	$12,384,803
Erick R. Asmussen	$454,171	$5,067,100	$14,167	$466,054	$533,894	$6,535,386
John D. Moran	$413,751	$3,061,000	$13,688	$310,577	$412,966	$4,211,982

(1)
Mr. Boss has an employment letter, which provides him a guaranteed severance benefit equal to 18 months of base salary in the event of a termination by the Company without “cause” (as such term is defined in his employment letter). Messrs. Asmussen and Moran are guaranteed severance equal to twelve months of base salary in the event that they are terminated by the Company without “cause” (as such term is defined in their respective employment letters).

This column reflects cash severance payments due under the applicable employment letter, based on salary as of September 30, 2018. This calculation is subject to change upon approval of salary adjustments pursuant to the Company’s ordinary course salary review cycle scheduled for Named Executive Officers in November 2018.

(2)	Our equity awards will vest, in full, in connection with the consummation of the Merger.

(3)
This column reflects the estimated value of the applicable COBRA health care continuation benefits and outplacement services. The values are based upon the projected cost of such benefits at March 1, 2019. Following a termination of employment by the Company without “cause” in accordance with the Company’s severance policy, (i) Mr. Boss is eligible to receive executive outplacement for nine months while each of Messrs. Asmussen and Moran is eligible to receive executive outplacement for six months, and (ii) each of Messrs. Boss, Asmussen and Moran is eligible to receive COBRA benefits continuation for up to six months at the current employee rate, and up to 18 months at a rate of 102% of the current employee rate.

(4)
The payments and benefits to Messrs. Boss, Asmussen and Moran in connection with the Merger, including the accelerated vesting of their equity awards, will cause each of them to be subject to an excise tax under the golden parachute rules under Section 280G of the Code. Subject to an aggregate gross‑up limitation, the Company has agreed to pay each of them a gross‑up amount so that, after all taxes are paid on the gross‑up, each may have enough funds remaining to pay the excise tax imposed on the payments and benefits (and such gross‑up amount). This calculation is subject to change upon approval of salary adjustments pursuant to the Company’s ordinary course salary review cycle scheduled for Named Executive Officers in November 2018.

(5)
The other benefits to Messrs. Boss, Asmussen and Moran in connection with the Merger represent the anticipated payment of bonuses for the 2018 fiscal year pursuant to the Company’s annual Incentive Compensation Plan (the “Incentive Compensation Plan”), contribution of the annual employer contribution under the Company’s 401(k) Savings Plan and the annual employer contribution under the Company’s Supplemental Executive Retirement Plan. The Incentive Compensation Plan for the 2018 fiscal year is estimated to pay out at an aggregate of 170% of target for these Named Executive Officers. The EBITDA portion of the Incentive Compensation Plan for the 2018 fiscal year represents 70% of the design and is expected to achieve maximum payout levels of 200%. The remaining components of the cash conversion cycle and environmental, health and safety metrics are all expected to be on target. This calculation is subject to change upon approval of salary adjustments pursuant to the Company’s ordinary course salary review cycle scheduled for Named Executive Officers in November 2018.

Potential for Future Arrangements
To our knowledge, except for certain agreements described in this Information Statement, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, the Company or any of their respective affiliates, on the other hand, existed as of the date of this Information Statement, and the Merger is not conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
Although such arrangements have not, to our knowledge, been discussed as of the date of this Information Statement, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with our existing management team will not become effective until after the Effective Time, if at all.
Indemnification of Directors and Executive Officers; Directors’ and Officers’ Insurance
From the completion of the Merger through the sixth anniversary of the date on which the Merger occurs, Parent and the Surviving Corporation have agreed upon the terms and subject to the conditions set forth in the Merger Agreement to provide certain rights of indemnification to current and former directors, officers, employees and certain other agents of the Company on terms no less favorable with respect to indemnification than are set forth in the certificate of incorporation and bylaws of the Company or any Company subsidiary as in effect on the date of the Merger Agreement. In addition, from the completion of the Merger through the sixth anniversary of the date on which the Merger occurs, Parent and the Surviving Corporation have agreed to provide certain rights of indemnification of current and former directors, officers, employees and certain other agents with respect to losses arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the completion of the Merger (including in respect of the Merger Agreement and the Merger), and to continue to provide directors and executive officers of the Company directors’ and officers’ liability insurance following the completion of the Merger. For a further discussion of the terms of the Merger Agreement with respect to indemnification in connection with the completion of the Merger, please see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 65 of this Information Statement.
Accounting Treatment
The Merger will be accounted for pursuant to purchase accounting in accordance with applicable accounting guidance.

Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders
The following is a summary of the U.S. federal income tax consequences of the Merger that are generally applicable to holders of Common Stock whose shares of Common Stock are converted into the right to receive cash in the Merger. The summary is based on the U S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations issued thereunder, judicial authority, and administrative rulings and pronouncements, each as in effect as of the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. The discussion applies only to shares of Common Stock held as capital assets (generally, property held for investment) and does not address all of the tax consequences that may be relevant to holders of Common Stock, nor does it address the tax consequences to holders that are subject to special tax rules, such as financial institutions, insurance companies, United States expatriates, controlled foreign corporations, passive foreign investment companies, tax‑exempt organizations, broker‑dealers, financial institutions, cooperatives, mutual funds, traders in securities that elect to mark to market, U.S. Holders whose functional currency is not the U.S. dollar, holders who hold Common Stock through pass‑through entities for U.S. federal income tax purposes, as part of a hedge, straddle or conversion transaction, holders deemed to sell Common Stock under the constructive sale provisions of the Code, holders who exercise appraisal rights, or holders who acquired Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. Except as specifically noted below, this summary does not address any aspect of state, local or foreign taxation, and does not address any U.S. federal taxation other than income taxation, nor does it address any aspects of the alternative minimum tax or the tax on “net investment income” imposed under Section 1411 of the Code.
For purposes of this Information Statement, a “U.S. Holder” means a beneficial owner of Common Stock that is a citizen or individual resident of the United States, a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia, an estate, the income of which is subject to U.S. federal income tax regardless of its source, or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a holder of Common Stock, the U.S. federal income tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Common Stock should consult their own tax advisors as to the particular U.S. federal income tax consequences to them. The term “Non‑U.S. Holder” refers to any beneficial owner of Common Stock other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes that is not a U.S. Holder.
If you are a U.S. Holder, the Merger generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes with respect to the cash received for shares of Common Stock in the Merger in an amount equal to the difference between (x) the amount of cash the U.S. Holder receives (determined before deduction of any applicable withholding taxes) and (y) the adjusted tax basis of the surrendered shares of Common Stock.
If you are a Non‑U.S. Holder, the Merger will generally not be a taxable transaction to you under U.S. federal income tax laws unless (i) you are an individual who is present in the United States for 183 or more days during the taxable year of such disposition and certain other conditions are met; (ii) the gain is effectively connected with the conduct of a trade or business in the United States by you, subject to an applicable treaty providing otherwise; or (iii) at any time during the shorter of the five‑year period preceding the Effective Time or your holding period for your Common Stock, we were a “United States real property holding corporation” and you held (actually or constructively) more than 5% of the shares of our Common Stock.
Regulatory and other Governmental Approvals
The Merger is subject to review by the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (“FTC”) under the HSR Act. The Merger may not be completed until certain information and documents have been submitted to the Antitrust Division and the FTC and the applicable waiting period has expired or been terminated. On October 12, 2018, each of Parent and the Company made the requisite filings with the Antitrust Division and the FTC pursuant to the HSR Act and requested early termination of the initial 30 day waiting period. Early termination of the HSR waiting period was granted on October 19, 2018.
The FTC and the Antitrust Division frequently scrutinize the legality under U.S. antitrust laws of transactions like the Merger. At any time before or after the consummation of the Merger, notwithstanding the expiration or early termination of the applicable waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking a divestiture of a substantial portion of the Company’s assets or seeking other conduct relief. At any time before or after the consummation of the Merger, and notwithstanding the expiration or early termination of the applicable waiting period under the HSR Act, any state or private party could bring legal actions under the antitrust laws under certain circumstances to seek to enjoin the consummation of the Merger or to seek other structural or conduct relief or damages.
Review under Antitrust and Competition Laws and CFIUS
The Merger is subject to review under the antitrust laws of Austria, China, Germany, Poland, Russia, South Korea, Turkey and the United States. The parties cannot close the Merger until the review process is complete in all of those countries. Antitrust merger reviews can take a number of months and the reviewing agencies can request additional information to enable them to analyze the effect, if any, a transaction could have on competition. The parties are in the process of preparing and making the necessary filings.
The Merger is also subject to review and clearance from CFIUS and clearance must have been obtained (or having received a report from CFIUS requesting the President’s decision, an announcement from the President must have been made not to take any action to suspend or prohibit the Merger and other transactions contemplated thereby or 15 days must have lapsed with no action on the part of the President). The parties are in the process of preparing and making the necessary filings.
Litigation Relating to the Merger
As of the date of this Information Statement, no lawsuits or other legal actions have been brought against any of the parties to the Merger Agreement in respect of the transactions contemplated thereby.

THE MERGER AGREEMENT
This section describes the material terms and conditions of the Merger Agreement. The description in this section and elsewhere in this Information Statement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this Information Statement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about the Company. Such information can be found elsewhere in this Information Statement and in the public filings the Company makes with the SEC, which may be obtained by following the instructions set forth in the section entitled, “Where You Can Find More Information” beginning on page 80 of this Information Statement.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about the Company contained in this Information Statement or in the Company’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the Company contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by the parties thereto were qualified and subject to important limitations agreed to by the contracting parties in connection with negotiating the terms and conditions of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances under which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue in certain respects due to a change in circumstance or otherwise, and allocating risk among the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Information Statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may or may not have been included in this Information Statement. There are no third party beneficiaries of the representations and warranties made in the Merger Agreement and they should not be relied on for any other purpose.
Effects of the Merger; Directors and Executive Officers; Certificate of Incorporation; By‑laws
Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company. The separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation. As a result, the Company will become a subsidiary of Parent. Merger Sub was created solely for purposes of the Merger and has no material assets or operations of its own.
The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

At the Effective Time, the certificate of incorporation and the by‑laws of the Company in effect immediately prior to the Effective Time will be amended and restated in a form to be determined by Parent (subject to the continuing indemnification obligations described in the section below entitled “—Indemnification; Directors’ and Officer’s Insurance” beginning on page 65) and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with their terms or by applicable law.
Delisting of Common Stock; Reporting
If the Merger is completed upon the terms and subject to the conditions set forth in the Merger Agreement, the Common Stock will be delisted from the OTCQX. Following the Merger, the Company will no longer file periodic reports with the SEC.
Effective Time and Closing of the Merger
The Closing of the Merger will take place at 10:00 a.m. (New York City time) on a date to be specified by Parent and the Company as soon as practicable (and in any event within two business days) following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of all of the conditions described in the section below entitled “—Conditions of the Merger” beginning on page 67 (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction of any such condition), unless the Company and Parent agree to another date or time in writing.
The Merger will become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware, or such later time as is specified in the certificate of merger and as is agreed to by the Company, Parent and Merger Sub, which is referred to as the “effective time” of the Merger.
Treatment of Equity and Equity‑Based Awards
Common Stock
The Merger Agreement provides that, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Parent or Merger Sub, owned by the Company as treasury stock, owned by wholly owned subsidiaries of the Company or Parent (other than Merger Sub) or owned by stockholders who have properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL) will be automatically converted into the right to receive the Merger Consideration (representing an amount of $32.50 per share of Common Stock in cash without interest (and subject to (i) adjustment in the event that the aggregate cash held by the Company at the end of the last calendar quarter prior to completion of the Merger is less than $250 million, in which case the aggregate Merger Consideration will be adjusted downward on a dollar‑for‑dollar basis to reflect the total amount of the shortfall (provided that the amount of the shortfall is greater than $100,000), referred to as the Cash Deduction, and (ii) deduction for any applicable withholding tax). Following the Effective Time, each holder of Common Stock will cease to have any rights with respect to such Common Stock, except for the right to receive the Merger Consideration therefor, without interest.
Each share of Common Stock owned by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Effective Time will be canceled for no consideration. Each share of Common Stock that is owned by any direct or indirect wholly owned subsidiary of the Company or of Parent (other than Merger Sub) immediately prior to the Effective Time will not be converted into the right to receive the Merger Consideration and will instead be, at the election of Parent, either (i) converted into one share of common stock of the Surviving Corporation or (ii) canceled for no consideration.

Options and Restricted Stock Units
At the Effective Time, subject to all required income, withholding and employment taxes, each Company stock option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder will become entitled to receive a lump‑sum cash payment equal to the product of (x) the number of shares of Common Stock for which such Company stock option has not been exercised and (y) the excess (if any) of the Merger Consideration over the exercise price per share of such Company stock option, except that each outstanding Company stock option that has an exercise price that is greater than or equal to the Merger Consideration will be canceled for no consideration.
At the Effective Time, subject to all required income withholding and employment taxes, each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled and the holder will become entitled to receive a lump‑sum cash payment equal to the Merger Consideration.
As of the date of the Merger Agreement, there were 1,564,080 shares of Common Stock subject to Company stock options and 826,833 Company RSUs outstanding (pursuant to which a maximum of 826,833 shares of Common Stock could be issued).
Exchange and Payment Procedures
At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with the Paying Agent, an amount of cash equal to the Exchange Fund. The Exchange Fund will be payable upon due surrender of book‑entry shares pursuant to the Merger Agreement.
No later than three business days following the Effective Time, the Paying Agent will mail to each holder of record of shares of Common Stock (other than shares of Common Stock to be canceled), (i) a letter of transmittal and (ii) instructions for use in surrendering such holder’s book‑entry shares in exchange for the payment of the Merger Consideration.
Upon surrender of book‑entry shares to the Paying Agent together with a duly completed and validly executed letter of transmittal (and such other customary documents as may reasonably be required by the Paying Agent or Parent), the holder of such book‑entry shares will be entitled to receive in exchange for such book‑entry shares an amount in cash equal to the product of (i) the number of shares represented by such holder’s properly surrendered book‑entry shares and (ii) the Merger Consideration. No interest will be paid or accrued on any amount payable upon due‑surrender of book‑entry shares. In the event payment of the relevant Merger Consideration is to be made to a person other than the person whose name the surrendered book‑entry share is registered, the relevant Merger Consideration to be issued or paid upon due surrender of book‑entry shares may be issued or paid to such person if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable with respect to such book‑entry shares. Until surrendered upon the terms and subject to the conditions set forth in the Merger Agreement, each book‑entry share will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, without interest, the corresponding Merger Consideration.
At the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration of transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, book‑entry shares are presented to the Surviving Corporation for transfer, they will be canceled and exchanged for the Merger Consideration in the proper amount pursuant to the Merger Agreement.

Each of the Company, the Surviving Corporation, the Paying Agent, Parent and Merger Sub will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules or regulations promulgated thereunder, any provision of applicable state, local or foreign tax law or any other law. To the extent that amounts are so withheld and paid over to the appropriate governmental authority, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.
These procedures will be described in the letter of transmittal that the Company’s stockholders will receive, which such stockholders should read carefully in its entirety.
Representations and Warranties
The Merger Agreement contains a number of representations and warranties made by the Company with respect to the Company and its subsidiaries, including representations and warranties relating to:

•	corporate organization, good standing and similar matters;

•	capital structure and equity securities;

•	corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	authorization of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and enforceability of the Merger Agreement;

•
required governmental filings and consents and absence of violation of applicable laws in connection with the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•
absence of conflicts with, violation or breach of or defaults under the charter documents and certain contracts in connection with the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	accuracy and sufficiency of reports and financial statements filed with the SEC;

•	absence of undisclosed liabilities;

•	internal controls over financial reporting;

•	certifications required by Rules 13a‑14 and 15d‑14 under the Exchange Act and Sections 302 and 906 of the Sarbanes‑Oxley Act with respect to the Company SEC documents;

•	accuracy of the information in this Information Statement;

•	absence of certain changes or events and the conduct of business in the ordinary course of business since June 30, 2018;

•	legal proceedings;

•	compliance with laws;

•	permits;

•	tax matters;

•	employee compensation and benefits matters and matters relating to the Employee Retirement Income Security Act of 1974, as amended;

•	labor matters;

•	environmental matters and compliance with environmental laws;

•	intellectual property;

•	the inapplicability of state takeover statutes and the absence of shareholder rights agreements;

•	property and assets;

•	material contracts;

•	government contracts;

•	insurance;

•	customers, suppliers and distributors;

•	affiliate transactions;

•	anti‑corruption laws, sanctions, import and export controls;

•	product‑specific liabilities and warranties;

•	opinions of the Company’s financial advisors; and

•	broker’s, finder’s and similar fees payable in connection with the Merger and the other transactions contemplated by the Merger Agreement.
The Merger Agreement also contains a number of representations and warranties made by Parent and Merger with respect to Parent and Merger Sub, including representations and warranties relating to:

•	corporate organization, good standing and similar matters;

•	corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	authorization of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and enforceability of the Merger Agreement;

•
required governmental filings and consents and absence of violation of applicable laws in connection with the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•
absence of conflicts with, violation or breach of, defaults under, the charter documents and certain contracts in connection with the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	ownership and operations of Merger Sub since its formation;

•	solvency and sufficiency of funds to pay the Merger Consideration;

•	brokers’, finder’s and similar fees payable in connection with the Merger and the other transactions contemplated by the Merger Agreement;

•	accuracy of information supplied to the Company for inclusion or incorporation by reference in this Information Statement;

•	certain arrangements with stockholders, management or directors of the Company;

•	legal proceedings; and

•	ownership of Common Stock.
Significant portions of the representations and warranties of the Company are qualified as to “materiality” or “Material Adverse Effect” and significant portions of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or “Material Adverse Effect.” Under the Merger Agreement, a “Material Adverse Effect” with respect to the Company and its subsidiaries means any fact, circumstance, event, development, change, effect or occurrence that, individually or in the aggregate, has a material adverse effect on the assets, business or results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole or would reasonably be expected to prevent or materially impair the Company’s ability to consummate the Merger or the other transactions contemplated under the Merger Agreement, except that no fact, circumstance, event, development, change, effect or occurrence relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a “Material Adverse Effect”:

•
general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions or developments or changes in rates of foreign exchange in currency or interest rates;

•	general changes or developments in the principal industries in which the Company or its subsidiaries operate;

•	changes in any applicable laws or regulations or GAAP, or any applicable accounting regulations, standards or principles or interpretation or enforcement thereof;

•
any hurricane, tornado, earthquake, flood, tsunami, natural disaster, pandemic, act of God or other comparable events or outbreak or escalation or worsening of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions;

•
the execution and delivery of the Merger Agreement or the announcement or pendency of the Merger or other transactions contemplated by the Merger Agreement, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, vendors, investors, stockholders, lenders, partners, contractors or other commercial relations or employees of the Company or any of its subsidiaries; or

•	any actions required to be taken by the Company pursuant to or in accordance with the Merger Agreement;
except, in the case of the first four bullets in this sentence, to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected as compared with other participants in the industries in which the Company and its subsidiaries operate.
Under the Merger Agreement, a “Material Adverse Effect” with respect to Parent or Merger Sub means any fact, circumstance, event, development, change, effect or occurrence that, individually or in the aggregate, prevents or materially delays or has a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement (“Parent Material Adverse Effect”).
The representations and warranties of the Company, Parent and Merger Sub will expire upon the Effective Time.

Conduct of the Company’s Business Pending the Merger
Unless Parent otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), the Company has agreed that during the period from the date of the Merger Agreement until the Effective Time:

•	the Company and its subsidiaries will use their commercially reasonable efforts to carry on their business in the ordinary course of business consistent with past practice; and

•
the Company and its subsidiaries will use their reasonable best efforts to preserve their business organizations (including the service of key officers and employees) substantially intact consistent with past practice and preserve existing relations with key customers, suppliers and other persons with whom the Company or its subsidiaries have significant business relationships consistent with past practice.

In addition, the Merger Agreement places specific restrictions on the ability of the Company and its subsidiaries to, unless Parent otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), or unless otherwise required by applicable law or as expressly contemplated, required or permitted by the Merger Agreement, among other things:

•	split, combine, divide, subdivide, reverse split, consolidate, reclassify, recapitalize or effect any other similar transaction with respect to any of the Company’s or its subsidiaries’ capital stock;

•
issue, sell, or dispose of (or authorize the issuance, sale or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for the issuance of shares of Common Stock upon the vesting or settlement of Company RSUs or the grant of Company RSUs or any other award permitted to be granted under the MPM Holdings Inc. Management Equity Plan);

•
sell or propose the sale of capital stock of any corporation, partnership, limited liability company or other person that is not a subsidiary but in which the Company or its subsidiaries, directly or indirectly, hold an equity interest;

•
incur any indebtedness or obligations for borrowed money or guarantee any indebtedness or similar obligation of another person, except for intercompany indebtedness, letters of credit or similar credit support instruments in the ordinary course of business, guarantees by the Company of indebtedness of its subsidiaries and indebtedness incurred under the Company’s senior secured credit facility or existing foreign bank lines of credit in an amount not to exceed $5 million;

•	grant any material refunds, credits, rebates or other allowances to any supplier, vendor, distributor or franchisee, other than in the ordinary course of business consistent with past practice;

•	directly or indirectly, purchase, redeem or otherwise acquire any shares of its or its subsidiaries capital stock or any rights, warrants or options to acquire any such shares;

•	enter into any contract with respect to the voting or registration of the shares of the Company’s or its subsidiaries’ capital stock or other securities or equity interests;

•
sell, lease, license, transfer, exchange or swap, abandon or otherwise dispose, or mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict, or subject to any lien (in each case, other than certain permitted encumbrances), in a single transaction or series of related transactions, any of its properties or assets, including, but not limited to, any intellectual property, owned real property and the Company’s leases, except (i) ordinary course dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its subsidiaries, (ii) factoring of accounts receivable or (iii) sales, leases, licenses or transfers in the ordinary course of business consistent with past practice;

•
make any acquisition of, or investment in, properties, assets, securities or businesses for consideration in excess of $5 million in the aggregate, except for acquisitions of supplies, inventory, merchandise or products in the ordinary course of business consistent with past practice or as may otherwise be contemplated by the Company’s 2018 capital budget as approved and adopted by the Company Board (including the contemplated expenditure of approximately $30 million by certain of the Company’s subsidiaries to acquire a 24% equity interest in the capital stock of the Xinan JV);

•
except as may be required by the Company’s existing benefits plans, (i) grant any employee any increase in compensation (other than in the ordinary course of business) or any increase in severance, retention or termination pay, (ii) establish, adopt, enter into, amend or terminate any collective bargaining or similar agreement or material benefit plan, (iii) take any action to accelerate funding or any rights or benefits under any benefit plan, (iv) grant or amend any equity or other incentive awards, (v) hire or appoint any employee whose base salary and target bonus opportunity exceeds $200,000 per year or promote any employee to a position with a base salary and target bonus opportunity that exceeds $200,000 per year or (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or change the manner in which contributions to the plans are made or the basis on which contributions are determined, except as may be required by GAAP;

•	make any material changes in financial accounting methods, principles or practices, except as required by GAAP, applicable law or any governmental authority;

•	amend the Company’s organizational documents or amend the organizational documents of any subsidiary of the Company;

•
except as may be permitted by the Merger Agreement with respect to actions relating to the transactions contemplated thereby, waive, release, assign, settle or compromise any pending or threatened action for amounts in excess of (i) with respect to actions reflected or reserved against in the Company’s balance sheet, the lesser of the amount so reflected or reserved and $1 million or (ii) otherwise, $1 million individually or $5 million in the aggregate; provided that no settlement or compromise may involve any injunctive or equitable relief, any admission of wrongdoing by the Company or its subsidiaries or any license or similar arrangement with respect to intellectual property;

•
permit any material item of the Company’s intellectual property rights to lapse or to be abandoned, invalidated, dedicated, or disclaimed, or otherwise become unenforceable, or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of the Company’s intellectual property rights;

•	take certain specified actions with respect to tax matters;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•
declare, set aside for payment, establish a record date for, authorize or pay any dividends on or make any distribution with respect to the Company’s or its subsidiaries’ outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its subsidiaries), except dividends and distributions paid by wholly owned subsidiaries of the Company to the Company or to any of its wholly owned subsidiaries;

•
enter into, amend, modify, extend, renew or terminate any lease other than in the ordinary course of business consistent with past practice, except for any entrance into any amendment, modification, extension, renewal or termination of a lease with rental and other payments in excess of $500,000 annually as averaged over the term thereof will not be deemed to be in the ordinary course of business consistent with past practice;

•	enter any new line of business outside of its existing business as of the date hereof;

•	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any affiliate transaction;

•	fail to use commercially reasonable efforts to maintain in full force and effect existing insurance coverage in all material respects;

•	enter into or adopt any “poison pill” or similar stockholder rights plan;

•
other than in the ordinary course of business or as required by law, (i) enter into, modify, amend, terminate or waive, in each case in any material respect any rights or claims under any material contract or (ii) enter into any new agreement or contract that would have been considered a material contract if it were entered into prior to the date of the Merger Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.
No Solicitation of Other Offers
In the Merger Agreement, the Company agreed to, and to cause its subsidiaries and each of its and their representatives not to:

•
initiate, solicit, facilitate or encourage (including by way of furnishing non‑public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any acquisition proposal;

•	engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an acquisition proposal;

•
enter into, engage in and maintain discussions or negotiations with respect to any acquisition proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any acquisition proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations;

•	amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

•
approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any acquisition proposal or any proposal or offer that could reasonably be expected to lead to an acquisition proposal; or

•	resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any of these actions.
The Company must, and must instruct and cause its subsidiaries and each of their respective representatives to, immediately cease any solicitations, discussions or negotiations with any person in connection with an acquisition proposal.
The Merger Agreement provides that, notwithstanding the restrictions described above, at any time prior to the adoption of the Merger Agreement by the holders of a majority of Common Stock, the Company Board may (after notifying Parent of its intent to do so):

•
participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited acquisition proposal in writing that the Company Board reasonably believes in good faith, after consultation with its outside legal counsel, constitutes or would reasonably be expected to result in a superior proposal; and

•
furnish to that third party non‑public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement, provided, that the Company must promptly provide to Parent and Merger Sub any material non‑public information that is provided to any such person that has not previously been provided to Parent and Merger Sub.

The Company has also agreed to promptly (but in no event later than 24 hours) notify Parent after receipt by the Company, its subsidiaries or any of their respective representatives of any acquisition proposal, any inquiry that would reasonably be expected to lead to an acquisition proposal or any request for non‑public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its subsidiaries by any third party. The Company must identify to Parent the third party making the proposal and must include in that notice a summary of the material terms and conditions of any material developments, discussions or negotiations in connection with the proposal and any material modifications to the financial or other terms and conditions of the proposal. The Company must keep Parent informed, on a current and prompt basis, of the status and material terms of any acquisition proposal, indication or request, including its material terms and conditions and any material amendments or proposed amendments. The Company shall promptly provide Parent copies of any nonpublic information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party to the extent that information has not been previously provided to Parent.
The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
Change of Recommendation
Neither the Company Board nor any committee may (i)(A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, its recommendation that the holders of Common Stock adopt the Merger Agreement, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company any acquisition proposal or superior proposal, (ii) make any public statement inconsistent with its recommendation, (iii) resolve or agree to take any of the foregoing actions or (iv) authorize, cause or permit the Company or any of its subsidiaries or any of their respective representatives to enter into any acquisition agreement.

At any time prior to the receipt of the approval of the Merger Agreement by the holders of Common Stock, but not after, the Company Board may make an adverse change to its recommendation or cause the Company to enter into (or permit any subsidiary to enter into) an acquisition agreement with respect to an acquisition proposal only if the Company Board has reasonably determined in good faith, after consultation with its outside legal counsel, that (i) the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable law, and (ii) that such acquisition proposal constitutes a superior proposal; provided that prior to taking such action, (A) the Company promptly notifies Parent, in writing, at least three business days before making any adverse recommendation change or entering into (or causing a subsidiary to enter into) an acquisition agreement, of its intention to take such action with respect to a superior proposal; (B) the Company must, and must cause its subsidiaries and its subsidiaries’ representatives to, during such notice period, negotiate with Parent in good faith in respect of adjustments in the terms and conditions of the Merger Agreement such that such acquisition proposal would cease to constitute a superior proposal, if Parent, in its discretion, proposes to make such adjustments (if there is any material revision to the terms of a superior proposal, including, any revision in price, such notice period will be extended, if applicable, to ensure that at least two business days remain in such notice period subsequent to the time the Company notifies Parent of any such material revision); and (C) following the end of such notice period, the Company Board determines in good faith, after consulting with outside legal counsel, that such acquisition proposal continues to constitute a superior proposal after taking into account any adjustments made by Parent during the notice period in the terms and conditions of the Merger Agreement and that the Company has complied with its obligations under the Merger Agreement.
An “acquisition proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or 25% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 25% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary of the Company whose business constitutes 25% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).
A “superior proposal” means a bona fide written acquisition proposal involving (i) assets that generate more than 50% of the consolidated total revenues of the Company and its subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated total assets of the Company and its subsidiaries, taken as a whole, or (iii) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the Company than the Merger Agreement after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Merger Agreement and after taking into account any changes to the terms of the Merger Agreement irrevocably offered in writing by Parent in response to such superior proposal.

Nothing described above prohibits the Company from disclosing to the Company’s stockholders a position contemplated by Rule 14d‑9 or Rule 14e‑2(a) promulgated under the Exchange Act or to make any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable law (provided that any such disclosure that does not contain either an express rejection of any applicable acquisition proposal or an express reaffirmation of the Board Recommendation will be deemed an adverse recommendation change), or making any “stop‑look‑and‑listen” communication to the stockholders of the Company pursuant to Section 14d‑9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) in which the Company indicates that it has not changed the Board Recommendation.
The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
Stockholder Action by Written Consent
The Company agreed to seek the irrevocable written consent, in form and substance reasonably acceptable to Parent, of holders of capital stock of the Company holding a majority or greater of the outstanding voting shares of such capital stock in favor of the adoption of the Merger Agreement and approval of the Merger as is required to approve and adopt the transactions contemplated by the Merger Agreement (including the Merger) as soon as reasonably practicable, and in any event within eight hours, after the execution of the Merger Agreement.
The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
Financing Covenant; Company Cooperation
Pursuant to the Merger Agreement, the Company agreed, prior to the Closing, to use its commercially reasonable efforts, and to cause its subsidiaries to use their respective commercially reasonable efforts, to provide to Parent, at Parent’s sole expense, all cooperation as is reasonably requested by Parent in connection with arranging and obtaining any debt financing for the transaction.
Subject to certain conditions, the Company also agreed to use its commercially reasonable efforts to (x) provide customary assistance, upon Parent’s reasonable request and in accordance with the terms of the applicable indenture, in connection with any offers to purchase, exchange offers or consent solicitations made, in Parent’s discretion, by or on behalf of Parent, on terms determined by Parent in respect of the Company’s 3.88% First‑Priority Senior Secured Notes and 4.69% Second‑Priority Senior Secured Notes and (y) if requested by Parent, in lieu of Parent commencing a debt offer for any such debt securities, (A) at the Effective Time, issue a notice of optional redemption for all of the outstanding aggregate principal amount of the applicable series of debt securities, pursuant to the redemption provisions of the applicable indenture and (B) take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of the applicable series of debt securities pursuant to the satisfaction and discharge provisions of the applicable indenture and any other applicable provisions.
Parent will indemnify and hold harmless the Company and its subsidiaries, and their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents, and other representatives, from and against any and all claims, liabilities, losses, damages, judgments, fines, penalties or costs arising in whole or in part out of actions or omissions undertaken in connection with any debt financing, any debt offer or the provision of information utilized in connection therewith, except in the event that such claims, liabilities, losses, damages, judgments, fines, penalties or costs arose out of or result from the fraud of any such person. Promptly upon request by the Company, Parent will reimburse the Company for any reasonable and documented out‑of‑pocket costs and expenses (including attorneys’ fees) incurred by the Company, the Company’s subsidiaries or their respective representatives in connection with the cooperation of the Company, the Company’s subsidiaries and their respective representatives in obtaining any debt financing or any debt offer.
Further Action; Efforts
Other than with respect to certain matters relating to applicable antitrust laws, each of the parties will cooperate with the other parties and use their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for in the Merger Agreement) to promptly:

•
take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

•
obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement;

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement; and

•
defend or contest in good faith any action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by the Merger Agreement.

The Company and Parent will each use its reasonable best efforts to (i) take all action necessary to ensure that no anti‑takeover law is or becomes applicable to the Merger or other transactions contemplated by the Merger Agreement and refrain from taking any actions that would cause the applicability of such laws and (ii) if the restrictions of any anti‑takeover law become applicable to the Merger or other transactions contemplated by the Merger Agreement, take all action necessary to ensure that these transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise lawfully minimize the effect of such anti‑takeover law on the Merger or other transactions contemplated by the Merger Agreement.
Each of the parties to the Merger Agreement agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger within 30 calendar days after the date of the Merger Agreement, (ii) make the appropriate filings under relevant antitrust laws as promptly as reasonably practicable and advisable following the date of the Merger Agreement, (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and the other relevant antitrust laws and (iv) promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any other relevant antitrust laws that may be required by any foreign or U.S. federal, state or local governmental authority, in each case with competent jurisdiction, so as to enable the parties to consummate the Merger. Parent will use reasonable best efforts to cause the filings under the HSR Act to be considered for grant of “early termination,” and make any further filings under the HSR Act that may be necessary, proper, or advisable in connection with the Merger Agreement. Parent will be responsible for all fees and expenses of the Company and its affiliates in responding to any requests for additional information. The Company and Parent will respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any governmental authority with respect to the Merger and the Company, Parent and Merger Sub and any of their respective affiliates will not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the Department of Justice (the “DOJ”) or FTC or under any relevant antitrust laws.
Each of the parties to the Merger Agreement further agrees to (i) prepare and pre‑file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the Merger, and, following such pre‑filing, file a formal notice of the Merger with CFIUS in accordance with the DPA, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the DPA and (iii) use reasonable best efforts to as promptly as reasonably practicable take any and all steps necessary to obtain CFIUS Clearance. In furtherance of the above, each of the parties will use its reasonable best efforts to cooperate in all respects with each other in connection with the development and implementation of any mitigation plan or other related action which the parties agree to be necessary to obtain the CFIUS Clearance and to avoid or prevent the imposition by CFIUS of a condition of any kind in respect of the Merger and its consummation (including any requirement by CFIUS that any party enter into any additional agreement relating to the Merger).
If the parties mutually agree to obtain clearance under the German Foreign Trade Act (“AWG”), each of the parties agrees to (i) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the German Federal Ministry for Economic Affairs and Energy pursuant to the AWG and/or the German Foreign Trade Ordinance and (ii) use reasonable best efforts to as promptly as reasonably practicable take any and all steps necessary to obtain AWG clearance.
Each of the parties will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental authority in connection with the Merger and in connection with any investigation or other inquiry by or before a governmental authority relating to the Merger, including any proceeding initiated by a private person, (ii) keep the other parties informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other governmental authority and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the transactions contemplated by the Merger Agreement and (iii) subject to applicable laws relating to the exchange of information and certain customary conditions, and to the extent reasonably practicable, consult with the other parties with respect to information relating to the other parties and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third person or any governmental authority in connection with the Merger. No party to the Merger Agreement will independently participate in any meeting or communication with any governmental authority in respect of any filings, investigation or other inquiry without giving the other parties reasonable prior notice of the meeting and, to the extent permitted by the relevant governmental authority, the opportunity to attend and/or participate in such meeting or communication.
Employee Benefits
Under the Merger Agreement, until December 31, 2019, provided such employee is not terminated prior to that date, and subject to any applicable collective bargaining agreement or other agreement with a labor union, Parent will, and Parent will cause the Surviving Corporation to, provide (i) base salary and annual cash bonus opportunities to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time (“Continuing Employees”) that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits to each continuing employee that are no less favorable than those that would have been provided to that continuing employee under the applicable severance benefit plans, programs, policies, agreements and arrangements in effect on the date of the Merger Agreement and (iii) employee benefit plans (other than base salary, annual bonus and long‑term incentive opportunities, severance benefits, equity compensation and defined benefit pension plans) to Continuing Employees that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time.
Pursuant to the Merger Agreement, from and after the Effective Time, Parent will, and Parent will cause the Surviving Corporation to honor each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants in accordance with their terms in effect at the Effective Time, provided this will not limit the right of Parent and its subsidiaries, including the Surviving Corporation, to amend or terminate any plan in the future in accordance with its terms.
With respect to all employee benefit plans of the Parent and its subsidiaries, including as defined in Section 3(3) of ERISA (including any vacation, paid time‑off and severance plans), for all purposes (except as set forth below), including determining eligibility to participate, level of benefits, vesting and benefit accruals, each continuing employee’s service with the Company or any of its subsidiaries (as well as service with any predecessor employer of the Company or any such subsidiary, to the extent that service with such predecessor employer was recognized by the Company or such subsidiary) will be treated as service with the Parent and its subsidiaries; provided, however, that such service will not be recognized (i) to the extent that recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of benefit accruals under any defined benefit retirement plan or (iii) for all purposes under any equity compensation plans and arrangements maintained by Parent and its subsidiaries.
Under the Merger Agreement, Parent will, and Parent will cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre‑existing condition limitations, exclusions, actively‑at‑work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that the pre‑existing condition limitations, exclusions, actively‑at‑work requirements and waiting periods would not have been satisfied or waived under the comparable benefit plan held at the Company immediately prior to the Effective Time. Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co‑payments, deductibles and similar expenses incurred by each continuing employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying that year’s deductible and co‑payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
Employee benefits provisions are for the benefit of the parties to the Merger Agreement, and these provisions are not intended to, and will not, constitute the establishment or adoption of or any amendment to any employee benefit plan for purposes of ERISA or otherwise. Further, these provisions will not (i) limit Parent’s or any of its subsidiaries, including the Surviving Corporation’s (after the Effective Time) ability to amend or terminate any compensation plan or program, (ii) obligate Parent or any of its subsidiaries (including the Surviving Corporation) to retain the employment of any particular employee of the Company or any of its subsidiaries following the Effective Time or (iii) result in any current or former director, employee, consultant or any other associated individual being regarded for any purpose as a third‑party beneficiary of the Merger Agreement or give that person any right to enforce the provisions of the Merger Agreement.
Indemnification; Directors’ and Officers’ Insurance
Under the Merger Agreement, from and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent will, and Parent will cause the Surviving Corporation to, (i) indemnify and hold harmless directors, officers, employees or agents of the Company and its subsidiaries or is or was serving at the request of the Company or any subsidiary as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (“Indemnified Parties”), against any and all claims, liabilities, losses, damages, judgments, fines, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, action, suit, proceeding or investigation (whether civil, criminal, administrative or investigative) based in whole or in part on or arising in whole or in part out of (A) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries, (B) the fact that such person is or was a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company or such subsidiary or (C) acts or omissions by such person in his or her capacity as such or taken at the request or direction of the Company or such subsidiary or any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company, in each case, whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time and (ii) assume (in the case of the Surviving Corporation, following the Merger without any further action) all obligations of the Company and such subsidiaries to such Indemnified Parties in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s organizational documents or the organizational documents of such subsidiaries as in effect on the date of the Merger Agreement.
Parent agreed to, from and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation and each subsidiary of the Company to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and rights to advancement and indemnification than are set forth as of the date of the Merger Agreement in the Company’s organizational documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Effective Time, Parent will cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any such indemnitee (including in connection with enforcing the indemnity and other obligations referred to in the Merger Agreement) as incurred to the fullest extent permitted under applicable law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it is that such person is not entitled to be indemnified pursuant to the Merger Agreement or applicable law. Parent’s and the Surviving Corporation’s indemnification obligations described in the Merger Agreement will continue for a period of six years from the Effective Time.
The parties agreed that, for the six‑year period commencing immediately after the Effective Time, the Surviving Corporation will maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Indemnified Parties who are, as of the effective time, covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of the Merger Agreement (or Parent may substitute therefor policies, issued by insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance, of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided that if the aggregate annual premium for such insurance exceeds 250% of the annual premium for such insurance as of the date of the Merger Agreement (which we refer to as the “premium cap”), then the Surviving Corporation or Parent will provide a policy covering such individuals with as much coverage as reasonably practicable at a cost up to but not exceeding such premium cap. Prior to the Effective Time, the Company may purchase a six‑year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries as of the date of the Merger Agreement, at an aggregate cost up to but not exceeding the aggregate maximum amount payable by the Surviving Corporation or Parent as described above for such six‑year period.
Notification of Certain Matters; Transaction Litigation
Prior to the Effective Time, Parent will give prompt notice to the Company, and the Company will give prompt notice to Parent, of (i) any notice or other communication received by such party from any governmental authority in connection with the Merger Agreement or the transactions contemplated thereby or from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any actions commenced or, to such party’s knowledge, threatened against such party which relates to the Merger Agreement or the transactions contemplated by the Merger Agreement and (iii) any fact, event or circumstance that (x) has had or would reasonably be expected to result in any “Material Adverse Effect” or “Parent Material Adverse Effect,” as applicable, or (y) is reasonably likely to result in the failure of any of the closing conditions to be satisfied. Each party to the Merger Agreement will keep the other parties reasonable informed of the status of any such action. The Company will give Parent the opportunity to participate (but not control), at Parent’s sole cost and expense, in the defense of any such action involving the Company and will give due consideration to Parent’s advice with respect to such action, and the Company will not settle or agree to settle any such action without Parent’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned).
Xinan Option
Between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, the Company has agreed to (i) use reasonable best efforts to obtain confirmation and acceptance in writing from each of the other shareholders of Xinan JV with respect to the Company’s exercise of its option to purchase 24% of the capital stock of Xinan JV and will promptly provide written evidence of such confirmation and acceptance to the Parent and (ii) inform Parent on a prompt basis of the details of any developments (including communications received or given) in connection with the exercise of such option, except that the Company will not be obligated to provide any such information to Parent if the provision of such details or other information would jeopardize the attorney‑client privilege or contravene any applicable law. The Company has agreed to use reasonable best efforts to make such disclosure in a form or manner that would not jeopardize the attorney‑client privilege or contravene any applicable law (including by redacting or otherwise not disclosing any portion thereof the disclosure of which would jeopardize such privilege).

In October 2018, the Company exercised a contractual right acquiring an additional ownership interest for $30 million in the Xinan JV. As a result, the Company’s ownership interest in the joint venture was increased to 49% from 25%.
Other Covenants
The Merger Agreement contains additional agreements between the Company and Parent relating to, among other things:

•	consultations regarding public announcements; and

•	access to information.
Conditions to the Merger
The obligation of each party to the Merger Agreement to effect the Merger is subject to the satisfaction or (if permissible under applicable law) waiver on or before the closing date of the Merger of certain conditions, including the following:

•
no restraints will be in effect enjoining or otherwise prohibiting the consummation of the Merger or prohibiting the integration of the German business of the Company with Parent in accordance with Sec. 59 para 1 sentence 1 of the German Foreign Trade Ordinance (Außenwirtschaftsverordnung);

•
the waiting period (including any extension thereof) applicable to the consummation of the Merger under (i) the HSR Act and the rules and regulations promulgated thereunder, as amended and (ii) the non‑U.S. antitrust laws will have expired or early termination thereof will have been granted and any governmental approvals under the non‑U.S. antitrust laws will have been received;

•	the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock; and

•	obtaining CFIUS Clearance.
The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction, or waiver by Parent and Merger Sub, on or prior to the closing date of the Merger, of the following conditions:

•
as of the date of the Merger Agreement (or as otherwise specified) and as of the Closing, (i) certain fundamental representations and warranties of the Company must be true and correct in all respects, subject to certain exceptions, including where the failure of certain representations and warranties to be true and correct is a de minimis inaccuracy, and (ii) all other representations and warranties of the Company must be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or true and correct in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect);

•
performance in all material respects of, or compliance in all material respects with, obligations contained in the Merger Agreement to be performed or complied with by the Company prior to or on the Effective Time;

•	since the date of the Merger Agreement, there not having occurred any “Material Adverse Effect” (as described in the section above entitled “—Representations and Warranties” beginning on page 53);

•	delivery to Parent of a certificate signed by an executive officer of the Company certifying to the satisfaction of the three conditions above‑mentioned; and

•	delivery to Parent of a customary pay‑off letter with respect to the Company’s senior secured credit facility.
The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the closing date of the Merger, of the following conditions:

•
as of the date of the Merger Agreement (or as otherwise specified) and as of the Closing, the representations and warranties of Parent and Merger Sub must be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Parent Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Parent Material Adverse Effect);

•
performance in all material respects of, or compliance in all material respects with, obligations of each of Parent and Merger Sub contained in the Merger Agreement to be performed or complied with by Parent or Merger Sub prior to or on the Effective Time; and

•	delivery to the Company of a certificate signed by an executive officer of Parent and Merger Sub certifying to the satisfaction of the two conditions above‑mentioned.
The Company, Parent and Merger Sub can provide no assurance that all of the conditions precedent to the Merger will be satisfied or waived by the party permitted to do so.
Termination
The Merger Agreement may be terminated and the Merger and other transactions contemplated thereby may be abandoned:

•	by the mutual written consent of Parent and the Company at any time prior to the date of the Effective Time;

•
by either the Company or Parent, if (i) the Merger is not consummated on or before the Outside Date; provided further that no party may so terminate the Merger Agreement if its breach or failure to perform is the principal cause of the Merger failing to be consummated by the Outside Date or (ii) any judgment restraining, enjoining or otherwise prohibiting the Merger or prohibiting the integration of the German business of the Company with Parent in accordance with relevant German law is in effect and has become final and nonappealable (provided that the party terminating the Merger Agreement on these grounds has used the efforts required by the Merger Agreement to prevent the entry of and to remove any such judgement);

•
by either the Company or Parent, if (i) CFIUS Clearance has not been obtained within 120 calendar days of the date a formal notice of the transactions contemplated under the Merger Agreement is accepted by CFIUS in accordance with the DPA, (ii) the President of the United States of America has made a determination under the DPA to suspend or to block the transactions contemplated by the Merger Agreement or (iii) CFIUS has made a determination that there are unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement such that the CFIUS Condition is not capable of being satisfied;

•
by Parent if the Company breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure to satisfy Parent’s conditions to completion of the Merger and which is incapable of being cured by the Company or, if capable of being cured, is not cured by the Company within 30 business days following receipt by the Company of written notice of such breach or failure from Parent (provided that Parent may not so terminate the Merger Agreement if it or Merger Sub is at that time in material breach thereof);

•
by the Company if Parent breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure to satisfy the Company’s conditions to completion of the Merger and which is incapable of being cured by Parent or, if capable of being cured, is not cured by Parent within 30 business days following receipt by Parent of written notice of such breach or failure from the Company (provided that the Company may not so terminate the Merger Agreement if it is at that time in material breach thereof);

•
by Parent if the Company Board or any committee thereof makes an adverse recommendation change, withdraws or modifies in any manner adverse to Parent or Merger Sub its approval or recommendation of the Merger or the Merger Agreement, or approves or recommends any acquisition proposal;

•	by Parent if the Company fails to deliver the Written Consent within eight hours after the execution of the Merger Agreement by each party; or

•
by the Company, prior to the adoption of the Merger Agreement by holders of at least a majority of the outstanding shares of Common Stock, in order to concurrently enter into a definitive agreement with respect to a superior proposal, subject to payment of the related termination fee (as set forth below).

Effect of Termination
If the Merger Agreement is terminated by the Company or Parent in accordance with its terms, the Merger Agreement will become null and void, with no liability on the part of any party (or any director, officer, or affiliate of such party) to the other party to the Merger Agreement; provided, that no such termination will relieve any party from liability for damages to another party resulting from a knowing and intentional breach of the Merger Agreement or from fraud. In the event the Merger Agreement is terminated, certain provisions of the Merger Agreement, including but not limited to those related to confidentiality, governing law and the termination fee, will survive the termination.
Fees and Expenses; Termination Fees
Whether or not the transactions contemplated by the Merger Agreement are consummated, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring or required to incur such fees or expenses, except as otherwise required by the Merger Agreement.
If the Merger Agreement is terminated:

•
by either Parent or the Company if the Merger has not been consummated on or before the Outside Date, provided that the terminating party’s breach or failure to perform was not the principal cause of the Merger failing to be consummated by the Outside Date;

•
by Parent if the Company breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform gave rise to the failure to satisfy Parent’s conditions to completion of the Merger and which was incapable of being cured by the Company, or, if capable of being cured, was not cured by the Company within 30 business days following receipt by the Company of written notice of such breach or failure from Parent (provided that at that time Parent was not itself in material breach of the Merger Agreement); or

•	by Parent if the Company failed to deliver the Written Consent within eight hours of the signing of the Merger Agreement;

then the Company will be required to pay Parent a termination fee equal to 4% of the aggregate Merger Consideration (the “termination fee”), provided that in each case, (i) a bona fide acquisition proposal is made, proposed or otherwise communicated to the Company after the date of the Merger Agreement and (ii) within twelve months of the date of termination, the Company enters into a definitive agreement with respect to the same acquisition proposal and such acquisition proposal is subsequently consummated (even if after the twelve month period) (provided that the term “acquisition proposal” will have the meaning as set forth in the section above entitled “—No Solicitation of Other Offers” beginning on page 58, except that all references to 25% will be deemed to be references to 50%).
The Company would also be required to pay to Parent the termination fee if the Merger Agreement is terminated:

•
by Parent if the Company Board or any committee thereof has made an adverse recommendation change, withdrawn or modified in any manner adverse to Parent or Merger Sub its approval or recommendation of the Merger or the Merger Agreement, or approved or recommended any acquisition proposal; or

•
by the Company prior to the adoption of the Merger Agreement by the Company’s stockholders in order to accept a superior proposal and enter into a definitive agreement in connection with that superior proposal.

The parties have agreed that in no event will the Company be required to pay the termination fee on more than one occasion. The termination fee, if paid, will be the sole and exclusive monetary damages remedy of Parent and Merger Sub against the Company and its subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise.
The Written Consent was executed and delivered to Parent on September 13, 2018 (the date the Merger Agreement was executed). As a result, because the Company Stockholder Approval has been obtained, the Company Board has no ability to change its recommendation, and the Company is prohibited from responding to unsolicited proposals and terminating the Merger Agreement to accept a superior proposal.
Assignment
The Merger Agreement and all of the provisions thereto are binding upon and inure to the benefit of, and are enforceable by, the parties thereto and their respective successors and permitted assigns, but neither the Merger Agreement nor any of the rights, interests or obligations set forth therein will be assigned, in whole or in part, by operation of law or otherwise, by any of the parties thereto without the prior written consent of the other parties thereto and any purported assignment without such consent will be null and void.
Modification or Amendment
Subject to the requirements of applicable law, the Merger Agreement may be amended by the parties at any time prior to the Effective Time by a written agreement of the parties; provided that following the adoption of the Merger Agreement by the holders of Common Stock, the Merger Agreement may not be amended in any manner which by law would require further approval by the holders of Common Stock without approval by such holders of Common Stock.
Governing Law
The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION
Our Common Stock began trading on the OTCQX under the symbol “MPMQ” on March 4, 2016. Prior to that, there was no public market for the Common Stock. As of November 1, 2018, there were 48,163,690 shares of Common Stock outstanding, held by approximately 22 stockholders of record, one of which was Cede & Co., who is considered to be one stockholder of record. The following table sets forth the high and low bid quotations per share of Common Stock for the period indicated below, as reported by the OTCQX for such period. Such over‑the‑counter market quotations reflect inter‑dealer prices, without retail mark‑up, mark‑down or commission and may not necessarily represent actual transactions in our Common Stock.

	High	Low
Fiscal Year Ended December 31, 2016
First Quarter (from March 4, 2016)	$9.00	$6.00
Second Quarter	$9.50	$7.00
Third Quarter	$13.00	$9.50
Fourth Quarter	$10.60	$7.20
Fiscal Year Ended December 31, 2017
First Quarter	$10.12	$8.00
Second Quarter	$14.90	$9.25
Third Quarter	$16.35	$13.75
Fourth Quarter	$22.70	$15.05
Fiscal Year Ended December 31, 2018
First Quarter	$27.50	$17.61
Second Quarter	$35.25	$26.20
Third Quarter	$42.00	$29.75
Fourth Quarter (through November 8, 2018)	$31.00	$29.50
The closing sale price of shares of Common Stock on the OTCQX on September 12, 2018, the last trading day prior to the announcement of the execution of the Merger Agreement, was $42.00 per share. On November 8, 2018, the most recent practicable date prior to the date of this Information Statement, the closing sale price of shares of Common Stock on the OTCQX was $30.00 per share. You are encouraged to obtain current market prices of shares of Common Stock.
The average daily trading volume of the Common Stock for the three months ended September 30, 2018 was approximately 9,125 shares of Common Stock.
The Company has not paid any dividends on shares of Common Stock during the periods indicated in the table above. The terms of the Merger Agreement do not allow us to declare or pay a dividend between September 13, 2018 and the earlier of the consummation of the Merger or the termination of the Merger Agreement. Following the Merger there will be no further market for the Common Stock.

APPRAISAL RIGHTS
The discussion of the provisions set forth below is not a complete summary regarding your appraisal rights under Delaware law and is qualified in its entirety by reference to the full text of Section 262 of the DGCL which is attached to this Information Statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C in its entirety. Failure to follow the statutory procedures set forth in Section 262 of the DGCL may result in a loss of appraisal rights.
If you comply with the applicable statutory procedures of Section 262 of the DGCL, you may be entitled to appraisal rights under Section 262 of the DGCL. To exercise and perfect appraisal rights, a record holder of shares of Common Stock must follow the statutory procedures required by Section 262 of the DGCL.
Section 262 of the DGCL is reprinted in its entirety as Annex C to this Information Statement. Set forth below is a summary description of Section 262 of the DGCL. The following is intended as a brief summary of the material provisions of statutory procedures required to be followed by a stockholder to perfect appraisal rights under Section 262 of the DGCL. This summary, however, is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, which is attached to this Information Statement as Annex C. All references in Section 262 of the DGCL and this summary to “stockholder” are to the record holder of the shares of Common Stock as to which appraisal rights are asserted. Failure to comply with the procedures set forth in Section 262 of the DGCL may result in the loss of appraisal rights.
Under the DGCL, holders of shares of Common Stock on the date of the making of a demand for appraisal with respect to such shares, who continuously hold such shares through the effective date of the Merger, who have neither voted in favor of the Merger nor consented therein in writing and who do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, will be entitled to have their shares appraised by the Delaware Court, and to receive payment in cash of the “fair value” of those shares, together with interest, if any, to be paid upon the amount determined to be “fair value,” but exclusive of any element of value arising from the accomplishment or expectation of the Merger. In addition, the Delaware Court will dismiss appraisal proceedings as to all shares of Common Stock if, immediately before the Merger, such shares were listed on a national securities exchange unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Company stock eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of shares entitled to appraisal exceeds $1 million. We refer to these conditions as the “ownership thresholds.” We note, however, that the Common Stock currently is listed only on the OTCQX, which is not a national securities exchange. Therefore, unless the Common Stock is listed on a national securities exchange before the Effective Time, which we do not expect to occur, none of the ownership thresholds will apply.
Under Section 262 of the DGCL, where a merger is approved by stockholders acting by written consent in lieu of a meeting of the stockholders, then, either the constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. For purposes of determining the stockholders entitled to receive the notice required under Section 262 of the DGCL, each constituent corporation may fix in advance, a record date that shall not be more than ten days prior to the date notice is given, provided, that if the notice is given on or after the effective date of the merger, the record date shall be such effective date. If no record date is fixed in advance and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given. This

Information Statement constitutes such notice to the holders of shares of Common Stock as of November 8, 2018, the date fixed as the record date for such notice, and Section 262 of the DGCL is attached to this Information Statement as Annex C. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully, because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Holders of shares of Common Stock who desire to exercise their appraisal rights must send to the Company a written demand for appraisal of their shares of Common Stock no later than 20 days after the date of mailing of this Information Statement (which includes the notice of written consent and appraisal rights), or November 29, 2018. A demand for appraisal will be sufficient if it reasonably informs the Company of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of Common Stock. If you wish to exercise your appraisal rights in respect of your shares of Common Stock, you must continue to hold such shares of Common Stock through the effective date of the Merger. A stockholder who is the record holder of shares of Common Stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the Effective Time, will lose any right to appraisal in respect of such shares.
All written demands for appraisal of shares of Common Stock must be mailed or delivered to:
MPM Holdings Inc.
260 Hudson River Road
Waterford, New York 12188
Attention: General Counsel
Only a holder of record of shares of Common Stock is entitled to demand an appraisal of the shares registered in that holder’s name. Accordingly, to be effective, a demand for appraisal by a stockholder of shares of Common Stock (a) must be executed by, or in the name of, the record stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) (or, in the case of uncertificated shares, in the transfer agent’s records), (b) should specify the stockholder’s mailing address and the number of shares registered in the stockholder’s name, and (c) must state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the Merger. The demand cannot be made by the beneficial owner if he, she or it is not the record holder of the shares of Common Stock. The beneficial holder must, in such cases, have the registered owner, such as a bank, brokerage firm, trust or other nominee, submit the required demand in respect of those shares of Common Stock. If you hold your shares of Common Stock through a bank, brokerage firm, trust or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm, trust or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the bank, brokerage firm, trust or the other nominee. A person having a beneficial interest in shares held of record in the name of another person, such as a broker, bank, trust or other nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect appraisal rights in accordance with Section 262 of the DGCL.
If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by the fiduciary in that capacity. If the shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a bank, brokerage firm, trust or other nominee, who holds shares of Common Stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Common Stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Common Stock as to which appraisal is sought. Where no number of shares of Common Stock is expressly mentioned, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner. If you hold shares of Common Stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares of Common Stock must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.
On or within ten days after the effective date of the Merger, the Company, as the Surviving Corporation in the Merger, must give written notice that the Merger has become effective to each of the Company’s stockholders entitled to appraisal rights, provided that if such notice is sent more than 20 days following the sending of this notice, such notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded an appraisal of such holder’s shares in accordance with Section 262 of the DGCL. At any time within 60 days after the effective date of the Merger, any stockholder who has demanded an appraisal, but has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the Merger Consideration for that stockholder’s shares of Common Stock by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation. Unless the demand is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the Merger, no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, with such approval conditioned upon such terms as the Delaware Court deems just. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value of such stockholder’s shares together with interest, if any, as determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration.
Within 120 days after the effective date of the Merger, but not thereafter, either the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the shares of Common Stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the Surviving Corporation. The Surviving Corporation has no obligation to file such a petition, has no present intention to file a petition and holders of shares of Common Stock should not assume that the Surviving Corporation will file a petition.
Accordingly, it is the obligation of the holders of shares of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Common Stock within the time prescribed in Section 262 of the DGCL and the failure of a stockholder to file such a petition within the period specified in Section 262 of the DGCL could result in a loss of such stockholder’s appraisal rights. In addition, within 120 days after the effective date of the Merger, any stockholder who has properly complied with the requirements of Section 262 of the DGCL will be entitled to receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of shares of Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after such written request has been received by the Surviving Corporation, or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation such statement.
If a petition for appraisal is duly filed by a stockholder or a beneficial owner and a copy of the petition is delivered to the Surviving Corporation, then the Surviving Corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock have not been reached by the Surviving Corporation. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court, the Delaware Court is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court may require stockholders who hold stock represented by certificates and who have demanded payment for their shares of Common Stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court may dismiss the proceedings as to that stockholder. Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. After determination of the stockholders entitled to appraisal of their shares of Common Stock, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding the Delaware Court will determine the fair value of the shares of Common Stock, as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, under Section 262(h) of the DGCL, the surviving corporation has the right, at any point prior to the Delaware Court’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder entitled to appraisal. If the surviving corporation makes a voluntary cash payment pursuant to Section 262(h) of the DGCL, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court and (ii) interest accrued before such voluntary cash payment, unless paid at that time. When the fair value has been determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the stockholders of the Company entitled to receive the same, upon surrender of the certificates representing shares of Common Stock, in the case of holders of shares represented by certificates, and forthwith, in the case of holders of uncertificated shares. You should be aware that an investment banking opinion as to the fairness from a financial point of view of the consideration to be received in a sale transaction, such as the Merger, is not an opinion as to fair value under Section 262 of the DGCL. Although we believe that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, we do not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Common Stock is less than the

Merger Consideration. In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc. (1996), the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court and imposed upon the parties participating in the appraisal proceeding by the Delaware Court, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Common Stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective date of the Merger, be entitled to vote shares of Common Stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Common Stock, other than with respect to payment of a dividend or distribution as of a record date prior to the effective date of the Merger. If no petition for appraisal is filed within 120 days after the effective date of the Merger, then all holders of shares of Common Stock will lose the right to an appraisal, and will instead receive the right to receive the Merger Consideration. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL at any time within 60 days after the effective date of the Merger (or thereafter with the written approval of the Company) and accept the Merger Consideration offered pursuant to the Merger. Once a petition for appraisal has been filed with the Delaware Court, however, the appraisal proceeding may not be dismissed as to any stockholder of the Company without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, that such restriction shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the appraisal proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration, within 60 days after the Effective Time. Failure to comply with the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights.
In view of the complexity of Section 262 of the DGCL, the Company’s stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
Unless otherwise noted, the following table sets forth certain information as of November 1, 2018 with respect to shares of Common Stock beneficially owned by each of the Company’s directors and the Named Executive Officers, all directors and executive officers as a group and each person the Company believes to be the beneficial owner of more than 5% of the outstanding shares of Common Stock as of such date. Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to shares owned by such stockholder. In the case of the Company’s directors and executive officers, the information below has been provided by such persons at the Company’s request.
The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated Common Stock and has not pledged any such stock as security.
As of November 1, 2018, 48,163,690 shares of Common Stock were issued and outstanding.

	Beneficial Ownership
Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Principal Stockholders
Euro VI (BC) S.à r.l.(2)	19,084,996	39.63%
OCM Opps MTIV Holdings, LLC(3)	10,289,373	21.36%
D. E. Shaw Galvanic Portfolios, L.L.C.(4)	3,574,759	7.42%
Pentwater Capital Management(5)	2,556,435	5.31%
Directors and Executive Officers
Mahesh Balakrishnan(6)	15,039	*
Bradley J. Bell	27,539	*
John G. Boss	2,700	*
Erick R. Asmussen	—	—
John D. Dionne	39,633	*
Robert Kalsow‑Ramos(7)	15,039	*
Scott M. Kleinman(7)	15,039	*
Julian Markby	17,539	*
John D. Moran	—	—
Theodore H. Butz	7,843	*
Jeffrey M. Nodland	13,161	*
Samuel Feinstein(7)	5,129	—
Marvin O. Schlanger	15,039	*
Executive Officers and Directors as a group	171,000	*

*	Less than 1%

(1)	Unless otherwise noted, the address for each person listed in this table is c/o Momentive Performance Materials Inc., 260 Hudson River Road, Waterford, NY 12188.

(2)
Based on information provided to the Company as of September 13, 2018, AIF VI Euro Holdings, L.P. (“AIF VI Euro”) is the sole shareholder of Euro VI (BC) S.à r.l. (“Euro VI BC”). Apollo Advisors VI (EH), L.P. (“Advisors VI (EH)”) is the general partner of AIF VI Euro, and Apollo Advisors VI (EH‑GP), Ltd. (“Advisors VI (EH‑GP)”) is the general partner of Advisors VI (EH). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VI (EH‑GP). Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III. Apollo Management VI, L.P. (“Management VI”) is the manager of AIF VI Euro, and AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP, and the directors of Principal III GP, and as such may be deemed to have voting and dispositive control of the shares of common stock held of record by Euro VI (BC). The address of Euro VI (BC) is 2, Avenue Charles de Gaulle, L‑1653, Luxembourg. The address of AIF VI Euro and Advisors VI (EH) is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1‑9008, Cayman Islands. The address of Advisors VI (EH‑GP), Principal III and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1‑9005 Grand Cayman, Cayman Islands. The address of each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(3)
Based on information provided to the Company as of September 13, 2018, the manager of OCM Opps MTIV Holdings, LLC (“Opps MTIV”) is Oaktree Fund GP, LLC (“GP LLC”). The managing member of GP LLC is Oaktree Fund GP I, L.P. (“GP I”). The general partner of GP I is Oaktree Capital I, L.P. (“Capital I”). The general partner of Capital I is OCM Holdings I, LLC (“Holdings I”). The managing member of Holdings I is Oaktree Holdings, LLC (“Holdings”). The managing member of Holdings is Oaktree Capital Group, LLC (“OCG”). The duly elected manager of OCG is Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Howard Marks, Bruce Karsh, Jay Wintrob, John Frank and Sheldon Stone. Each of the managing members, managers, general partners and members described above disclaims beneficial ownership of any shares of common stock beneficially or of record owned by Opps MTIV, except to the extent of any pecuniary interest therein. Mr. Balakrishnan, an employee of Oaktree Capital Management, L.P., an affiliate of Opps MTIV, has been a Director of the Company since October 24, 2014. The business address for each of the persons and entities named in this footnote is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(4)
Based on information provided to the Company as of March 19, 2018, the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C. (“Portfolios”) is D. E. Shaw Adviser II, L.L.C. (“Adviser”) and the manager is D. E. Shaw Manager II, L.L.C. (“Manager”). The managing member of Adviser is D. E. Shaw & Co., L.P. (“DESCO LP”) and the managing member of Manager is D. E. Shaw & Co., L.L.C. (“DESCO LLC”). DESCO LP and DESCO LLC may be deemed to have the shared power to exercise voting and investment control with respect to the shares held by Portfolios. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over such shares on DESCO LP and DESCO LLC’s behalf.

D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, and D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to exercise voting and investment control with respect to the shares. Each of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. disclaims beneficial ownership of the shares. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc. and as President and sole shareholder of DESCO II Inc., he may be deemed to have the shared power to exercise voting and investment control with respect to the shares. David E. Shaw disclaims beneficial ownership of the shares held by Portfolios. The business address of each person and entity named in this footnote is 1166 Avenue of the Americas, Ninth Floor, New York, NY 10036.

(5)
Based on information provided to the Company as of March 19, 2018, this number includes (i) 482,486 shares held of record by Oceana Master Fund Ltd., (ii) 477,058 shares held of record by Pentwater Capital Management LP as investment advisor to LMA SPC for and on behalf of MAP98 Segregated Portfolio, (iii) 22,653 shares held of record by Pentwater Equity Opportunities Master Fund Ltd, (iv) 1,564,604 shares held of record by PWCM Master Fund Ltd and (v) 9,634 shares held of record by Pentwater Merger Arbitrage Master Fund Ltd. Matthew C. Halbower, CIO and CEO of Pentwater Capital Management LP, exercises voting and investment control with respect to the shares held by the entities named in this footnote. The business address for each person and entity named in this footnote is 614 Davis St., Evanston, IL 60201.

(6)	The address for Mr. Balakrishnan is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(7)	The address of each of Messrs. Feinstein, Kalsow‑Ramos and Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

WHERE YOU CAN FIND MORE INFORMATION
The Company files annual, quarterly and current reports and other documents with the SEC. The Company’s SEC filings are available to the public at the SEC’s website located at www.sec.gov. Stockholders can also obtain free copies of our SEC filings through the “Investor Relations” section of the Company’s website at www.momentive.com. Our website address is being provided as an inactive textual reference only. The information provided on our website is not part of this Information Statement, and therefore is not incorporated herein by reference.
The Company’s annual, quarterly and current reports and other filings with the SEC are not incorporated by reference in this Information Statement or delivered with it, but are available, without exhibits, to any person, including any beneficial owner, to whom this Information Statement is delivered, without charge, by requesting them in writing or by telephone at MPM Holdings Inc., 260 Hudson River Road, Waterford, New York 12188, (518) 233‑3330.
Parent and Merger Sub have supplied, and the Company has not independently verified, the information in this Information Statement relating to Parent and Merger Sub.
Stockholders should not rely on information that purports to be made by or on behalf of the Company other than that contained in or incorporated by reference in this Information Statement. The Company has not authorized anyone to provide information on behalf of the Company that is different from that contained in this Information Statement. This Information Statement is dated November 9, 2018. No assumption should be made that the information contained in this Information Statement is accurate as of any date other than that date, and the mailing of this Information Statement will not create any implication to the contrary. Notwithstanding the foregoing, in the event of any material change in any of the information previously disclosed, the Company will, where relevant and if required by applicable law, update such information through a supplement to this Information Statement.

ANNEX A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
MOM HOLDING COMPANY,
MOM SPECIAL COMPANY
and
MPM HOLDINGS INC.
Dated as of September 13, 2018

TABLE OF CONTENTS

ARTICLE I
THE MERGER
SECTION 1.01.	The Merger	A‑1
SECTION 1.02.	Closing	A‑1
SECTION 1.03.	Effective Time	A‑2
SECTION 1.04.	Effects of the Merger	A‑2
SECTION 1.05.	Certificate of Incorporation and Bylaws	A‑2
SECTION 1.06.	Directors and Officers	A‑2
ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES; EQUITY‑BASED AWARDS
SECTION 2.01.	Effect on Capital Stock	A‑3
SECTION 2.02.	Minimum Cash.	A‑3
SECTION 2.03.	Exchange of Certificates and Book Entry Shares	A‑4
SECTION 2.04.	Equity‑Based Awards	A‑6
SECTION 2.05.	Payments with Respect to Equity‑Based Awards	A‑6
SECTION 2.06.	Adjustments	A‑6
SECTION 2.07.	Appraisal Rights	A‑7
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SECTION 3.01.	Organization; Standing	A‑7
SECTION 3.02.	Capitalization	A‑8
SECTION 3.03.	Authority; Noncontravention; Voting Requirements	A‑10
SECTION 3.04.	Governmental Approvals	A‑11
SECTION 3.05.	Company SEC Documents; Undisclosed Liabilities	A‑11
SECTION 3.06.	Absence of Certain Changes	A‑13
SECTION 3.07.	Legal Proceedings	A‑13
SECTION 3.08.	Compliance with Laws; Permits	A‑13
SECTION 3.09.	Tax Matters	A‑13
SECTION 3.10.	Employee Benefits	A‑16

A-i

SECTION 3.11.	Labor Matters	A‑17
SECTION 3.12.	Environmental Matters	A‑18
SECTION 3.13.	Intellectual Property	A‑18
SECTION 3.14.	No Rights Agreement; Anti‑Takeover Provisions	A‑20
SECTION 3.15.	Property; Assets	A‑21
SECTION 3.16.	Contracts	A‑21
SECTION 3.17.	Government Contracts	A‑23
SECTION 3.18.	Insurance	A‑25
SECTION 3.19.	Information Statement	A‑25
SECTION 3.20.	Suppliers and Distributors	A‑25
SECTION 3.21.	Customers	A‑26
SECTION 3.22.	Affiliate Transactions	A‑26
SECTION 3.23.	Anti‑Corruption Laws, Sanctions, Import and Export Controls	A‑26
SECTION 3.24.	Product Warranty	A‑27
SECTION 3.25.	Product Liability	A‑27
SECTION 3.26.	Opinion of Financial Advisor	A‑27
SECTION 3.27.	Brokers and Other Advisors	A‑28
SECTION 3.28.	No Other Representations or Warranties	A‑28
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
SECTION 4.01.	Organization; Standing	A‑28
SECTION 4.02.	Authority; Noncontravention	A‑29
SECTION 4.03.	Governmental Approvals	A‑29
SECTION 4.04.	Ownership and Operations of Merger Sub	A‑30
SECTION 4.05.	Sufficiency of Funds	A‑30
SECTION 4.06.	Solvency	A‑30
SECTION 4.07.	Brokers and Other Advisors	A‑31
SECTION 4.08.	Certain Arrangements	A‑31
SECTION 4.09.	No Other Company Representations or Warranties	A‑31
SECTION 4.10.	Information Supplied	A‑31
SECTION 4.11.	Legal Proceedings	A‑32
SECTION 4.12.	Ownership of Company Common Stock	A‑32

A-ii

ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS
SECTION 5.01.	Conduct of Business	A‑32
SECTION 5.02.	Solicitation; Change in Recommendation	A‑35
SECTION 5.03.	Efforts	A‑38
SECTION 5.04.	Publicity; Confidentiality	A‑41
SECTION 5.05.	Access to Information	A‑41
SECTION 5.06.	Indemnification and Insurance	A‑42
SECTION 5.07.	Employee Matters	A‑44
SECTION 5.08.	Notification of Certain Matters; Stockholder Litigation	A‑45
SECTION 5.09.	Xinan Option	A‑46
SECTION 5.10.	Stockholders’ Written Consent; Information Statement	A‑46
SECTION 5.11.	Transfer of Company Common Stock Owned by Parent	A‑47
SECTION 5.12.	Financing	A‑47
ARTICLE VI
CONDITIONS TO THE MERGER
SECTION 6.01.	Conditions to Each Party’s Obligation To Effect the Merger	A‑49
SECTION 6.02.	Conditions to the Obligations of Parent and Merger Sub	A‑49
SECTION 6.03.	Conditions to the Obligations of the Company	A‑50
ARTICLE VII
TERMINATION
SECTION 7.01.	Termination	A‑50
SECTION 7.02.	Effect of Termination	A‑52
SECTION 7.03.	Termination Fee	A‑52
ARTICLE VIII
MISCELLANEOUS
SECTION 8.01.	No Survival of Representations and Warranties	A‑53
SECTION 8.02.	Amendment or Supplement	A‑53
SECTION 8.03.	Extension of Time, Waiver, Etc.	A‑53
SECTION 8.04.	Assignment	A‑54

A-iii

SECTION 8.05.	Counterparts	A‑54
SECTION 8.06.	Entire Agreement; No Third Party Beneficiaries	A‑54
SECTION 8.07.	Governing Law; Jurisdiction	A‑54
SECTION 8.08.	Specific Enforcement	A‑55
SECTION 8.09.	WAIVER OF JURY TRIAL	A‑55
SECTION 8.10.	Notices	A‑55
SECTION 8.11.	Severability	A‑57
SECTION 8.12.	Definitions	A‑57
SECTION 8.13.	Fees and Expenses	A‑65
SECTION 8.14.	No Personal Liability	A‑66
SECTION 8.15.	Interpretation	A‑66

A-iv

This AGREEMENT AND PLAN OF MERGER, dated as of September 13, 2018 (this “Agreement”), is by and among MOM Holding Company, a Delaware corporation (“Parent”), MOM Special Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and MPM Holdings Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.12.
WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, the Board of Directors of the Company has (i) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (ii) determined that it is in the best interests of the Company and its stockholders to enter into this Agreement and declared this Agreement and the transactions contemplated hereby (including the Merger) advisable and (iii) recommended that the Company’s stockholders adopt and approve this Agreement;
WHEREAS, the respective Boards of Directors of Parent and Merger Sub have each (i) determined that it is in the best interests of the stockholders of Parent and Merger Sub to enter into this Agreement and declared this Agreement and the transactions contemplated hereby (including the Merger) advisable and (ii) duly authorized and approved the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions;
WHEREAS, the Board of Directors of Merger Sub has recommended that Parent, as the sole stockholder of Merger Sub, adopt and approve this Agreement and the transactions contemplated hereby (including the Merger) and, immediately following the execution and delivery of this Agreement, Parent will adopt this Agreement as sole stockholder of Merger Sub;
WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and
WHEREAS, concurrently with the execution and delivery of this Agreement, KCC Corporation, Wonik Holdings Co., Ltd., Wonik QnC Corporation and the Company have entered into a guarantee, dated as of the date hereof (“Guarantee”), whereby KCC Corporation, Wonik Holdings Co., Ltd. and Wonik QnC Corporation agree to guarantee the performance of Parent and Merger Sub hereunder.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger. The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.
SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by Parent and the Company, which date shall be as soon as practicable (the “Closing Date”) following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) (but in no event later than the second (2nd) Business Day following such satisfaction or waiver of such conditions), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, unless another date, time or place is agreed to in writing by Parent and the Company.
SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).
SECTION 1.04. Effects of the Merger. The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
SECTION 1.05. Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in a form to be determined by Parent (subject to Section 5.06 hereof) and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance therewith and applicable Law (subject to Section 5.06 hereof). At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in a form to be determined by Parent (subject to Section 5.06 hereof) and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws, and applicable Law (subject to Section 5.06 hereof).
SECTION 1.06. Directors and Officers.
(a)    The parties hereto shall cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF
CERTIFICATES;
EQUITY‑BASED AWARDS
SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:
(a)    Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)    Cancelation of Certain Shares. All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub) immediately prior to the Effective Time shall not be converted into or represent the right to receive the Merger Consideration and shall instead be, at the election of Parent, either (i) converted into one share of common stock of the Surviving Corporation or (ii) canceled for no consideration.
(c)    Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than (i) Common Appraisal Shares to be treated in accordance with Section 2.07 and (ii) shares of Company Common Stock to be canceled in accordance with Section 2.01(b)) shall be automatically converted into and shall thereafter represent only the right to receive an amount in cash equal to $32.50 per share, without interest (subject to the adjustments set forth in Section 2.02(b) below, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or non‑certificated shares of Company Common Stock held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 2.03(b), without interest. Any Merger Consideration paid in full upon the surrender of any Certificate or Book Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book Entry Share and the respective share of Company Common Stock formerly represented thereby.
SECTION 2.02. Minimum Cash.
(a)    Not more than five (5) and not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent appropriate bank statements of the Company and its Subsidiaries and other evidence in form and substance reasonably acceptable to Parent, each dated as of the date of delivery (accompanied by a certificate of the Chief Financial Officer of the Company certifying as to the accuracy of such information), showing the aggregate Cash held by the Company and its Subsidiaries as of the last calendar day of the most recently completed quarter of the calendar year (the “Actual Cash Amount”). During the period from the date of this Agreement until the Effective Time (or until such earlier date on which this Agreement is terminated pursuant to Section 7.01), the Company shall provide Parent written notice of the Actual Cash Amount within ten (10) calendar days of the end of each calendar year quarter.

(b)    If the Minimum Cash Amount exceeds the Actual Cash Amount by an amount more than $100,000, then the aggregate Merger Consideration shall be reduced dollar‑for‑dollar by the entire amount of such excess (and not merely the amount over $100,000) and corresponding adjustments shall be made to the per share Merger Consideration and the definition of “Merger Consideration” shall be revised to take into account such adjustments made in accordance with this Section 2.02(b).
SECTION 2.03. Exchange of Certificates and Book Entry Shares.
(a)    Paying Agent. Prior to the Closing Date, Parent shall designate a paying agent reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct, short‑term obligations of, or short‑term obligations fully guaranteed as to principal and interest by, the U.S. government. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein. The funds deposited with the Paying Agent pursuant to this Section 2.03(a) shall not be used for any purpose other than as contemplated by this Section 2.03(a).
(b)    Payment Procedures. Promptly after the Effective Time (but in no event more than three (3) Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Common Stock (other than the shares of Company Common Stock to be canceled in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c). Upon surrender of a Certificate or a Book Entry Share for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent or Parent), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.03, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c)    Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed with respect to, and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of, the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the shares represented by such Certificates or Book Entry Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.03(e), if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book Entry Shares which immediately before the Effective Time represented the shares of Company Common Stock.
(d)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Paying Agent, Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.
(e)    Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto and the proceeds of any investment thereof) which has not been disbursed to former holders of shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II, and thereafter such holders shall be entitled to look only to the Surviving Corporation (and only as a general creditor thereof with respect to the payment of any Merger Consideration) for payment of their claims for the Merger Consideration pursuant to the provisions of this Article II, without any interest thereon and subject to any withholding Taxes required by applicable Law, upon due surrender of their Certificate or Book Entry Shares, as applicable, representing shares of Company Common Stock. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(f)    No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.
(g)    Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts payable pursuant to this Article II such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any applicable provision of state, local or foreign Tax Law. Upon becoming aware of any such withholding obligation, Parent, the Surviving Corporation or the Paying Agent, as the case may be, shall provide commercially reasonable notice to the Person with respect to which such withholding obligation applies, and shall reasonably cooperate with such Person to obtain any available reduction of or relief from such deduction or withholding. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
SECTION 2.04. Equity‑Based Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions and take such other actions (including, without limitation, obtaining holder consents) that do not involve the payment of any consideration as may be required to provide that:
(a)    each option to purchase shares of Company Common Stock that is outstanding immediately prior to the Effective Time (each, a “Company Stock Option”), whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such Company Stock Option, a lump‑sum cash payment equal to the product of (i) the number of shares of Company Common Stock for which such Company Stock Option has not been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option, less applicable income and employment tax withholdings (the “Option Cashout Amount”); provided, that any such Company Stock Option with an exercise price per share of Company Common Stock that is equal to or greater than the Merger Consideration shall be canceled for no consideration; and
(b)    each restricted stock unit (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect to such Company RSU, a lump‑sum cash payment equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration, less applicable income and employment tax withholdings (the “RSU Cashout Amount”).
SECTION 2.05. Payments with Respect to Equity‑Based Awards. Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than ten (10) Business Days after the Effective Time), the Surviving Corporation shall pay through its payroll systems the Option Cashout Amounts and the RSU Cashout Amounts pursuant to Section 2.04 and as set forth on Section 2.05 of the Company Disclosure Letter; provided, however, that in the case of any such amounts that constitute non‑qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code.
SECTION 2.06. Adjustments. If between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change.

SECTION 2.07. Appraisal Rights.
(a)    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Common Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise lose or validly withdraw the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Common Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.
(b)    The Company shall give prompt notice (and in any event within three Business Days) to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and Parent shall have the right to direct and control all negotiations and proceedings with respect to any such demands except as required by applicable Law. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or compromise, settle or compromise any such demands, approve any withdrawal of any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or agree to do any of the foregoing. Prior to the Closing, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent that, except as (A) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company after January 1, 2015 and publicly available prior to the date hereof (the “Filed SEC Documents”), other than any risk factor disclosures in any such Filed SEC Document contained in the “Risk Factors” section thereof or other cautionary, forward‑looking, non‑specific or predictive statements in such Filed SEC Documents:
SECTION 3.01. Organization; Standing.
(a)    The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law), in all material respects, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. True and complete copies of the Company Charter Documents are included in the Filed SEC Documents, and the Company is not in

violation of any of the provisions thereof, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)    Section 3.01(b) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Subsidiary of the Company as of the date hereof, together with the jurisdiction of incorporation or formation of each such Subsidiary and (ii) each other corporation, partnership, limited liability company or other Person that is not a Subsidiary but in which the Company, directly or indirectly, holds an equity interest (each such Person in this clause (ii), a “JV Entity”, and each such interest, a “JV Interest”). Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite corporate or entity power and authority necessary to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed and in good standing would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of each of the Company’s Subsidiaries and JV Entities have been made available to Parent before the date hereof.
SECTION 3.02. Capitalization.
(a)    The authorized capital stock of the Company consists of 70,000,000 shares of Company Common Stock. As of the date hereof (the “Capitalization Date”), (i) 48,163,690 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company as treasury stock, (iii) 1,564,080 shares of Company Common Stock were subject to Company Stock Options, and (iv) 826,833 Company RSUs were outstanding pursuant to which a maximum of 826,833 shares of Company Common Stock could be issued. Other than as provided by the terms of the Company Stock Options and Company RSUs, since the Capitalization Date, neither the Company nor any of its Subsidiaries has (x) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (y) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.
(b)    Except as described in this Section 3.02, there were (i) no outstanding shares of capital stock of, or other outstanding equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no issued or outstanding phantom equity, profit participation rights, performance awards, units, rights to receive shares of Company Common Stock on a deferred basis, or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company, (v) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”), and (vi) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company

Stock Options or Company RSUs), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti‑dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and are, to the extent owned directly or indirectly by the Company, owned free and clear of all Liens and transfer restrictions, except for Liens described in clause (iii) of the definition of Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Section 3.02(b) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a list of all holders of Company Stock Options and Company RSUs (collectively, “Company Equity Awards”), and, with respect to each, the type of award, the number of Company Common Stock subject to vested Company Equity Awards (including such awards as are expected to become vested in accordance with Sections 2.04 and 2.05), any accrued but unpaid dividends or dividend equivalents with respect to such vested awards and, with respect to all vested Company Stock Options, the price per share at which such Company Stock Options may be exercised.
(c)    All outstanding shares of capital stock of, or other outstanding equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like as set forth in Section 3.02(c) of the Company Disclosure Letter) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for Liens described in clause (iii) of the definition of Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of, or other outstanding equity or voting interests in, each Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued and are fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti‑dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary.
(d)    All dividends and distributions (including dividend equivalents) on shares of the capital stock of the Company or other securities of the Company or any of its Subsidiaries that have been declared or authorized prior to the date hereof have been paid in full.
(e)    Except as set forth on Section 3.02(e) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or has any direct or indirect equity participation or similar interest in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity, nor is the Company or any Subsidiary of the Company under any current obligation to provide funds, make any loan or capital contribution, or provide any guarantee or credit enhancement or other investment in, or assume any liability or obligation of, any non‑wholly owned Subsidiary of the Company.
(f)    All JV Interests are owned, directly or indirectly, by the Company or a wholly owned Subsidiary of the Company, free and clear of all Liens other than Liens described in clause (iii) of the definition of Permitted Liens.
(g)    With respect to each JV Entity, Section 3.02(g) of the Company Disclosure Letter sets forth (i) the authorized share capital of the JV Entity, and (ii) the issued and outstanding equity interests of such JV Entity as of the Capitalization Date. To the Knowledge of the Company, at the close of business on the Capitalization Date, there were no other shares of any JV Entity’s capital stock or any securities valued by reference to or convertible into or exchangeable or exercisable for any shares of its capital stock outstanding.
SECTION 3.03. Authority; Noncontravention; Voting Requirements.
(a)    The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.12 are true and correct and subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b)    The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) approving this Agreement and the Transactions and declaring this Agreement and the Transactions advisable and in the best interests of the Company and its stockholders, (ii) directing that the Company submit this Agreement to the holders of Company Common Stock entitled to vote thereon and (iii) recommending that the holders of the Company Common Stock entitled to vote thereon adopt and approve this Agreement (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.
(c)    The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.
(d)    Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision (A) of the Company Charter Documents or

(B) of the similar organizational documents of any of the Company’s Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, violate any Law or Judgment applicable to the Company or any of its Subsidiaries in any material respect, (iii) materially violate or constitute a material breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancelation of any material obligation or to the loss of any material benefit under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (iv) result in the creation of any Lien (other than Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries.
SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act or the Exchange Act, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (c) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 3.04(c) of the Company Disclosure Letter, (d) obtaining CFIUS Clearance, (e) if mutually agreed by the parties as set forth herein, obtaining AWG Clearance and (f) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.
SECTION 3.05. Company SEC Documents; Undisclosed Liabilities.
(a)    The Company has filed with or furnished to the SEC on a timely basis all reports, schedules, forms, statements and other documents required to be filed or furnished by the Company with the SEC pursuant to the Securities Act or, to the extent applicable, the Exchange Act since January 1, 2015 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the portions that are amended or supplemented (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes‑Oxley Act of 2002 (“SOX”) and the applicable rules and regulations of the SEC promulgated thereunder, as the case may be, applicable to such Company SEC Documents, each as in effect on such respective dates, and none of the Company SEC Documents as of such respective dates (or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the disclosures that are amended or supplemented) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. None of the Company’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act.

(b)    The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC, complied in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect to such requirements, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10‑Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S‑X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments). Since January 1, 2015, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.
(c)    Neither the Company nor any of its Subsidiaries has any material liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date hereof, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2018 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, which are not, individually or in the aggregate, material or (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions.
(d)    Except as set forth in Section 3.05(d) of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off‑balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off‑balance sheet arrangements” (as defined in Item 303(a) of Regulation S‑K of the SEC).
(e)    The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a‑15 under the Exchange Act) as required by Rule 13a‑15 under the Exchange Act. As of the date of this Agreement, the Company is, and has for the last three (3) years, been in compliance in all material respects with the applicable provisions of SOX. Since January 1, 2015 through the date hereof, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified (i) any material weakness or significant deficiency (each as defined by the Public Company Accounting Oversight Board) in the design or operation or internal control over financial reporting which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, or (ii) any fraud or allegation of fraud, whether material or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
(f)    Since January 1, 2015, each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a‑14 and 15d‑14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects as of the date of this Agreement. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

SECTION 3.06. Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement (a) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Material Adverse Effect or any fact, circumstance, development, event, change, effect or occurrence (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have a Material Adverse Effect.
SECTION 3.07. Legal Proceedings. Except as set forth on Section 3.07 of the Company Disclosure Letter, there is no (a) pending or, to the Knowledge of the Company, threatened material legal or administrative proceeding, suit, claim, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, (b) material outstanding order, judgment, injunction, ruling, writ, award or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, and (c) since January 1, 2015, material inquiry, investigation or review pending or, to the Knowledge of the Company, threatened by any Governmental Authority with respect to the Company, any of the Company’s Subsidiaries. Except as set forth on Section 3.07 of the Company Disclosure Letter, within the past three years (3) of the date of this Agreement, there have been no material judgments, orders or settlements to which the Company or any of the Company’s Subsidiaries is a party or by which any of their assets or properties are bound. As of the date of this Agreement, to the Knowledge of the Company, no director or officer of the Company or any of its Subsidiaries is a defendant in any Action to which the Company or any of its Subsidiaries is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or any of its Subsidiaries.
SECTION 3.08. Compliance with Laws; Permits. The Company and each of its Subsidiaries are, and have been since January 1, 2015, in compliance with all state, federal or local, domestic, foreign or multinational laws, statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments applicable to the Company or any of its Subsidiaries, in all material respects. The Company and each of its Subsidiaries hold all material licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses. All Company Permits are in full force and effect, and the Company and each of its Subsidiaries are, and since January 1, 2015, have been, in material compliance with the terms of the Permits and none of the Company or any of its Subsidiaries is in material default or violation of any such Permit. As of the date of this Agreement, no material suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened. The consummation of the Transactions shall not result in the termination, or any material default or violation of any Permits.
SECTION 3.09. Tax Matters. Except as set forth on Section 3.09 of the Company Disclosure Letter:
(a)    the Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material U.S. federal, state, local and non‑U.S. Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.
(b)    All material Taxes owed by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c)    No material claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
(d)    As of the date of this Agreement, other than in respect of uncertain tax positions reserved in accordance with GAAP, the Company has not received written notice of any material pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries.
(e)    There are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.
(f)    Each of the Company and its Subsidiaries have withheld and paid, in all material respects, all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(g)    Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two‑year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).
(h)    Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502‑6 (or any similar provision of any state, local, or foreign law), as a transferee or successor.
(i)    No material deficiency for any Tax has been asserted or assessed by any taxing authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn.
(j)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to Taxes.
(k)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course or in response to Tax audits).
(l)    Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non‑U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non‑U.S. Tax law).
(m)    Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(n)    Each of the Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(o)    The material unpaid Taxes of the Company and its Subsidiaries: (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.
(p)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
(i)    change in method of accounting for a taxable period ending on or prior to the Closing Date;
(ii)    use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;
(iii)    “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non‑U.S. income Tax law) executed on or prior to the Closing Date;
(iv)    intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non‑U.S. income Tax law);
(v)    installment sale or open transaction disposition made on or prior to the Closing Date; or
(vi)    prepaid amount received on or prior to the Closing Date.
(q)    Neither the Company nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treas. Reg. 1.6011‑4(b).
(r)    Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(s)    For purposes of this Agreement: (i) “Tax” shall mean any and all federal, state or local, domestic, foreign or multinational taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, and (ii) “Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

SECTION 3.10. Employee Benefits.
(a)    Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each Company Plan. With respect to each material Company Plan, the Company has made available to Parent true, current and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the three (3) most recent annual reports on Form 5500 filed with the IRS or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description, (v) each insurance or group annuity contract or other funding vehicle, (vi) the nondiscrimination testing results for the past three (3) plan years, if applicable and (vii) material non‑routine correspondence from any Governmental Authority with respect to any Company Plan within the past three (3) years.
(b)    Each Company Plan has been administered in compliance, in all material respects, with its terms and applicable Laws, including ERISA and the Code, as applicable. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Plan. There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits and appeals thereof) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to such plan.
(c)    No Company Plan is or was within the past six (6) years, and neither the Company nor any Commonly Controlled Entity sponsors, maintains or contributes to, or has in the past six (6) years sponsored, maintained or contributed to, or is reasonably expected to have any material liability under any employee benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. All contributions as of the date of this Agreement required to be made with respect to each Company Plan have been made, in all material respects. No liability under Title IV or Section 302 of ERISA, Section 412 or 4971 of the Code or similar provisions of non‑U.S. Laws has been incurred by the Company or any Commonly Controlled Entity that has not been satisfied in full and, to the Knowledge of the Company, no condition exists that presents a risk to the Company of incurring such liability.
(d)    No Company Plan is or was within the past six (6) years, and neither the Company nor any Commonly Controlled Entity sponsors, maintains or contributes to, or has in the past six years sponsored, maintained or contributed to, or is reasonably expected to have any material liability under any multiemployer plan or plan that has two or more contributing sponsors at least two of which are not under common control within the meaning of Section 4063 of ERISA and none of the Company, any of its Subsidiaries or any Commonly Controlled Entity has (i) made or suffered a “complete withdrawal” or a “partial withdrawal” (as such terms are respectively defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan during the six years prior to the date of this Agreement or (ii) received any notification that any such plan is in reorganization (within the meaning of Section 4241 of ERISA), has been terminated, is insolvent (within the meaning of Section 4245 of ERISA) or is in endangered or critical status (within the meaning of Section 437 of the Code or Section 305 of ERISA).

(e)    No Company Plan provides, nor is the Company or any of its Subsidiaries obligated to provide, benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law, or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).
(f)    Neither the execution of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) except as provided by this Agreement or pursuant to equity awards issued under the Company Stock Plan, accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any director, officer, employee or other service provider of the Company or any of its Subsidiaries under any Company Plan, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, (iii) cause any “disqualified individual” to receive any “excess parachute payment” (each such term as defined in Section 280G of the Code) or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time. No Company Plan provides for the gross‑up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.
(g)    Each Company Plan that provides deferred compensation subject to Section 409A of the Code satisfies, in all material respects, in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Company Plan), and no additional Tax under Section 409A(a)(1)(B) of the Code has been incurred by a participant in any such Company Plan. No Company Stock Option has an exercise price that has been or may be less than the fair market value of the underlying equity securities of the Company as of the date such Company Stock Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Stock Option.
(h)    The Company and each Commonly Controlled Entity have complied, in all material respects, with the requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and the Patient Protection and Affordable Care Act of 2010 with respect to each Company Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.
(i)    All Company Plans subject to the Laws of any jurisdiction outside of the United States (i) have been established, maintained and administered in all material respects in accordance with all applicable Laws, (ii) if they are required to be registered, have been registered, and if they are intended to qualify for special tax treatment, meet all material requirements for such treatment, and (iii) if they are intended to be funded and/or book‑reserved, are fully funded and/or book reserved, in all material respects, based upon reasonable actuarial assumptions and applicable Law.
SECTION 3.11. Labor Matters. Except as set forth on Section 3.11 of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to, or is bound by, any collective bargaining agreement or other Contract or agreement or arrangement with a labor organization or labor union (each, a “Labor Agreement”). Except as set forth on Section 3.11 of the Company Disclosure Letter, (i) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (iii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries and during the last three years there has not been any such action contemplated by clauses (i), (ii) and (iii). Each of the Company and its Subsidiaries is in compliance in all material respects with all Labor Agreements and all applicable Laws respecting employment and employment practices, including Laws concerning terms and conditions of employment, wages and hours, classification and occupational safety and health.
SECTION 3.12. Environmental Matters. The Company and each of its Subsidiaries is in compliance, in all material respects, with all applicable Laws and Judgments relating to pollution or the protection of the environment or natural resources (“Environmental Laws”), and neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2015 alleging that the Company or any of its Subsidiaries is in material violation of, or have material liability under, any Environmental Law. The Company and its Subsidiaries possess and are in compliance, in all material respects, with all Permits required under Environmental Laws for the operation of their respective businesses (“Environmental Permits”). There is no material Action under or pursuant to any Environmental Law or any Environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has become subject to any material Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws. There are no and have not been any Hazardous Materials used, generated, treated, stored, transported, disposed of, handled or otherwise existing on, under or about any personal or real property owned, leased, operated or used by the Company or any of its Subsidiaries, nor has there been any Release of any Hazardous Materials therefrom, in material violation of or which could be the basis of material liability or material obligation under Environmental Laws. The Company has made available to Parent true and complete copies of all environmental Phase I reports and other material investigations, studies, audits, tests, reviews or other analyses commenced or conducted by or on behalf of the Company or its Subsidiaries (or by a third party of which the Company or its Subsidiaries have knowledge) since January 1, 2015 in relation to the current business of the Company or any of its Subsidiaries or any real property presently owned, leased, or operated by the Company or any of its Subsidiaries (or its or their predecessors) that are in the possession, custody or control of the Company or any of its Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.12 and in Section 3.05 and Section 3.06 shall be the sole and exclusive representations and warranties made by the Company with respect to Environmental Laws or other environmental matters.
SECTION 3.13. Intellectual Property.
(a)    Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all of the following that are owned or purported to be owned, used or held for use by the Company or its Subsidiaries: (i) Registered Company Intellectual Property; (ii) Software or other material Business Systems, excluding unmodified, commercially available “off the shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than $250,000, (iii) material unregistered trademarks or service marks, or (iv) any other material Intellectual Property, and specifies for each, the owner, and, if not solely owned by the Company or its Subsidiaries and/or the license pursuant to which the Company and/or its Subsidiaries have the right to use such Intellectual Property rights, and a description of such Intellectual Property.
(b)    The Company or one of its Subsidiaries exclusively owns all of the Registered Company Intellectual Property free and clear of all Liens (other than Permitted Liens). All of the Registered Company Intellectual Property is subsisting and valid and enforceable.

(c)    The Company and its Subsidiaries (i) own or have sufficient rights to use all material Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted (collectively, and together with any other Intellectual Property rights owned by the Company, the “Company Intellectual Property Rights”) free and clear of all Liens (other than Permitted Liens), (ii) have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of non‑public information comprising or relating to material Intellectual Property and (iii) have not disclosed any trade secrets or other material confidential information to any third party other than pursuant to a written confidentiality agreement pursuant to which such third party agrees to protect such confidential information, provided; however, that nothing in this Section 3.13(c) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13(e). No loss or expiration of any of the Company Intellectual Property Rights is threatened, pending or, other than upon the expiration of a statutory term in the ordinary course as is reasonably foreseeable and such Company Intellectual Property Rights shall be available for use immediately after the Closing on materially identical terms and conditions as were applicable immediately prior to the Closing.
(d)    Except as set forth on Section 3.13(d) of the Company Disclosure Letter, no claims are pending or, to the Knowledge of the Company, threatened in writing, and since January 1, 2015, the Company has not been subject to or received any written notice or claim (i) challenging the ownership, validity, use, enforceability, patentability, or registrability by the Company or any of its Subsidiaries of any Company Intellectual Property Rights or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person (including demands or offers to license any Intellectual Property rights from any other person), and with respect to each of the foregoing clauses (i) and (ii), to the Company’s Knowledge, there is no basis for any such claim.
(e)    Except as set forth on Section 3.13(e) of the Company Disclosure Letter, (i) since January 1, 2015, to the Knowledge of the Company, no Person has materially infringed, misappropriated, or otherwise violated the rights of the Company or any of its Subsidiaries in any Company Intellectual Property Rights, and the Company has not sent any written notice to or written threat against any Person alleging such infringement, misappropriation or violation and (ii) neither the Company nor any of the Subsidiaries of the Company has infringed, misappropriated or otherwise conflicted with, and the operation of the business of the Company and its Subsidiaries as currently conducted and contemplated to be conducted as of Closing, does not and will not materially violate, misappropriate, infringe, or otherwise conflict with the Intellectual Property of any other Person.
(f)    All past and present employees, consultants, and independent contractors of the Company and the Subsidiaries of the Company and/or other Persons who have had access to any confidential information or have that has contributed to or participated in the conception, creation or other development of any material Intellectual Property for the Company or any of its Subsidiaries (or has been employed or engaged to do so) have executed valid, written agreements with the Company or one of the Subsidiaries of the Company pursuant to which such Persons agrees to protect the confidential information and assigns to the Company or the applicable Subsidiary of the Company their entire right, title, and interest in and to any material Intellectual Property created or otherwise developed by such Person in the course of his, her or its relationship with the Company or the applicable Subsidiary of the Company, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property rights.
(g)    There are, and for the past three (3) years have been, no defects or problems in or related to any of the Company’s products currently offered or under development by the Company that would prevent the same from performing in all material respects in accordance with their specifications or comply with applicable Laws.

(h)    The Company and/or one of the Subsidiaries of the Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Company or any of the Subsidiaries of the Company as currently conducted and as proposed to be conducted as of the Closing Date. The Company and each of the Subsidiaries of the Company maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and such plans and procedures have been proven effective upon testing in all material respects, and in the last thirty‑six (36) months, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all respects.
(i)    Neither the Company nor any Subsidiary of the Company is under any obligation, whether written or otherwise, to develop any Intellectual Property for any third party. Except as set forth in Section 3.13(i) of the Company Disclosure Letter, no Company Intellectual Property has been developed by or on behalf of Company or any Subsidiary of the Company using funding, facilities, personnel, or other resources of a university, college, or other educational institution or research center, municipal, local, provincial, state federal government or other Governmental Authority in any jurisdiction.
(j)    The Company, each of the Subsidiaries of the Company, and the business of the Company and its Subsidiaries as currently conducted and contemplated to be conducted comply and have complied in all material respects with (i) all applicable Privacy/Data Security Laws, (ii) any privacy policies or related policies, programs or other notices, and any contractual obligations concerning the collection, dissemination, storage or use of personal information, including consumer credit information and health information, (iii) industry standards applicable to the industry in which the Company and its Subsidiaries operate their business, and (iv) all contractual commitments that the Company has entered into or is otherwise bound with respect to privacy and data security. The Company and its Subsidiaries have each implemented data security safeguards designed to protect the security and integrity of its Business Systems, including implementing industry standard procedures preventing unauthorized access and the introduction of Disabling Devices, and the taking and storing on‑site and off‑site of back‑up copies of critical data in its possession or control from unauthorized access or disclosure. In the past three (3) years, neither the Company nor any of the Subsidiaries of the Company has (i) experienced any actual or alleged data security breaches or (ii) been subject to or received notice of any audits, proceedings or investigations by, any Governmental Authority or other Person or received any claims or complaints regarding the collection, dissemination, storage or use of Personal Information, including consumer credit information, or the violation of any applicable Privacy/Security Laws, and to the Company’s Knowledge, there is no reasonable basis for the same.
(k)    Except as set forth on Section 3.13(k) of the Company Disclosure Letter, no Company Intellectual Property Rights have been developed in any jurisdiction by or on behalf of Company or any Subsidiary of the Company using funding, facilities, personnel, or other resources of any (i) municipal, local, state, federal, foreign, multinational or other Governmental Authority; or (ii) university, college, or other educational institution or research center.
SECTION 3.14. No Rights Agreement; Anti‑Takeover Provisions.
(a)    Neither the Company nor any of its Subsidiaries are a party to any stockholder rights agreement, “poison pill,” voting trust or similar anti‑takeover agreement or plan or other agreements, understandings or Contracts with respect to the voting or disposition of the capital stock and other rights of the Company or any of its Subsidiaries.
(b)    Assuming the accuracy of the representations and warranties set forth in Section 4.12, and as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti‑takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.
SECTION 3.15. Property; Assets.
(a)    The Company or one of its Subsidiaries is the record and beneficial owner of the real property more particularly described on Section 3.15(a) of the Company Disclosure Letter (the “Owned Real Property”) and has good and marketable title to the Owned Real Property free and clear of all Liens (other than Permitted Encumbrances). The Company has no written notice (i) of any zoning violations with respect to the Owned Real Property, or (ii) of any other violations of applicable law relating to the Owned Real Property, which, in either case, could reasonably be expected to have an adverse impact on the transactions contemplated hereby or the Owned Real Property. There are no parties (other than the Company) in possession of the Owned Real Property.
(b)    The Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances). The Company has delivered true, correct and complete copies of the Company Leases to Parent, and none of the same have been amended except pursuant to a written document delivered to Parent. Each of the Company Leases is in full force and effect, and constitutes the legal, valid and binding obligation of the Company, and, to the Knowledge of the Company, the lessor thereunder, enforceable against such parties in accordance with its terms, except to the extent that enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws presently or hereinafter in effect relating to or affecting the enforcement of creditors’ rights generally and by general principles of equity. There is no uncured default, event of default or breach by the less under the Company Leases and no facts or circumstances exist that, with the passage of time or giving of notice, will or could constitute a default, event of default or breach under the Company Leases. No lessor under the Company Leases has asserted any claim that the Company is in default of any obligations under the Company Leases. Each of the Company and, to the Knowledge of the Company, the lessor thereunder has not received notice of any pending or threatened condemnation proceedings, lawsuits, or other administrative actions relating to the real property leased pursuant to the Company Leases. Each of the Company and, to the Knowledge of the Company, the lessor thereunder, has not received written notice (i) of any zoning violations with respect to the Company Leases, or (ii) of any other violations of applicable Law relating to the Company Leases, which, in either case, could reasonably be expected to have an adverse impact on the transactions contemplated hereby or the Company Leases. Section 3.15(b) of the Company Disclosure Letter sets forth a list of all material real property leases, subleases, licenses, tenancies and other occupancies (and any guaranties thereof) leased or used by the Company or their Subsidiaries.
(c)    The Company or its Subsidiaries has good and marketable title to, or, in the case of leased or subleased assets, valid and subsisting leasehold interests in, all the Company’s and its Subsidiaries’ material consolidated properties and assets, free and clear of all Liens except for Permitted Liens. The material machinery, equipment and other material tangible assets that the Company and its Subsidiaries own are free from material defects, have been maintained, in all material respects, in accordance with customary industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are used (subject to normal wear and tear).
SECTION 3.16. Contracts.
(a)    Section 3.16(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound that:
(i)    is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S‑K under the Securities Act or disclosed by the Company on a Current Report on Form 8‑K that has not been filed or incorporated by references in the Company SEC Documents (other than this Agreement);
(ii)    settlement or similar agreement or Contract with a Governmental Authority (x) involving future performance by the Company or any of its Subsidiaries to pay consideration of more than $2 million in the aggregate after the date of this Agreement or (y) which materially restricts or imposes material obligations upon the Company and its Subsidiaries, taken as a whole;
(iii)    Contract containing covenants that materially limits the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would reasonably be expected to materially limit the ability of the Surviving Corporation) to engage in any material business, or with any Person, to solicit or hire any employee or consultant or operate in any geographic area;
(iv)    with respect to a joint venture, partnership, limited liability company or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, or relates to the formation, creation, governance, economics or control of any such joint venture, partnership or other similar arrangement;
(v)    Contract that alone, or together with a series of related Contracts, requires the Company or any of its Subsidiaries, directly or indirectly, to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in any such case which is in excess of $2 million;
(vi)    Contract that alone, or together with a series of related Contracts, relates to capital lease obligations of at least $1 million per year;
(vii)    any Contract that prohibits or restricts the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits or restricts the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits or restricts the issuance of guaranties by any Subsidiary of the Company;
(viii)    any Contract that requires a consent to or otherwise contains a provision relating to a “change of control”, in each case, that would be triggered by the Transactions;
(ix)    Collective bargaining agreement relating to any current or former employee of the Company or any of its Subsidiaries or their predecessors;
(x)    provides for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2 million, other than (A) Indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries or (B) letters of credit;
(xi)    relates to the acquisition or disposition of any business, assets, or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $2.5 million (A) that was entered into after January 1, 2017, or (B) pursuant to which any material earn‑out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $2.5 million after the date hereof (in each case, excluding for the avoidance of doubt, acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(xii)    is a Contract for the purchase of materials, supplies, goods, services, equipment or other assets which provided for aggregate payments by the Company or any Subsidiary of the Company of more than $10 million during the fiscal year ended December 31, 2017;
(xiii)    is a Contract with a customer of the Company or any Subsidiary of the Company, including distributors, which provided for aggregate payments to the Company or any Subsidiary of the Company of more than $10 million during the fiscal year ended December 31, 2017;
(xiv)    is (or contains provisions described in this clause (vii) that are or would reasonably be expected to be) material to the Company and its Subsidiaries, taken as a whole, and contains provisions that prohibit the Company or any of its Affiliates from competing in or conducting any line of business or grants a right of exclusivity or “most favored nation” right to any Person that prevents the Company or any of its Affiliates from entering any territory, market or field or freely engaging in business anywhere in the world, other than (A) Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than ninety (90) days’ notice without payment by the Company or any of its Subsidiaries of any material penalty, (B) distribution or customer Contracts entered into in the ordinary course of business granting exclusive rights to sell or distribute certain of the Company’s products, (C) license agreements for Intellectual Property limiting the Company’s and its Subsidiaries’ use of such Intellectual Property to specified fields of use and (D) Contracts with customers entered into in the ordinary course of business granting a “most favored nation” right to such customer in respect of certain of the Company’s products or services; or
(xv)    is a license, royalty or other Contract involving the grant or receipt of rights to any Company Intellectual Property or any restriction or agreement regarding the enforcement or assertion of such rights (other than generally commercially available, “off‑the‑shelf” software programs or non‑exclusive licenses granted by the Company or any Subsidiary of the Company in the ordinary course of business which do not contain any material restriction or condition on the use or exploitation of any Intellectual Property by the Company or any Subsidiary of the Company, and in each instance, which would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $1 million per any twelve‑month period).
(b)    (i) Each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all material obligations required to be performed by it under each Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any material breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a material breach or default on the part of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any counterparty under such Material Contract, and (v) the Company has not received any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract. The Company has made available to Parent true, correct and complete copies of all Material Contracts.
SECTION 3.17. Government Contracts.
(a)    During the past three (3) years: (i) no Governmental Authority nor any prime contractor, subcontractor or other Person has notified the Company or any Subsidiaries of the Company in writing that the Company or any of its Subsidiaries has breached or violated any law, regulation, certification, representation, clause, provision or requirement pertaining to such Government Contract, except for breaches or violations that would not, individually or in the aggregate, reasonably be expected to materially interfere with the conduct of their operations in the manner in which they are presently conducted, taken as a whole; (ii) neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of the Company Employees, is suspended or debarred from doing business with the United States Government or is (or during such period was) the subject of a finding of nonresponsibility or ineligibility for United States Government contracting or contracting with any foreign government; and (iii) neither the Company nor any Subsidiary of the Company has received written notice of the termination for default or for convenience of, or intention or show cause to terminate for default or intention to terminate for convenience, any material Government Contract.
(b)    The Company’s cost accounting system complies with the Cost Accounting Standards (as defined in the Federal Acquisition Regulations, 48 C.F.R. Chapter 99) and, during the past three (3) years, its bids for Government Contracts have complied, in all material respects, with the Truth in Negotiations Act (as codified at 10 U.S.C. § 2306a and 41 U.S.C. 254b).
(c)    The Company and its U.S. Government Subsidiaries maintain and possess, and will as of the Effective Time maintain and possess, facility clearances granted pursuant to the National Industrial Security Program Operating Manual by either the Department of Defense or such other U.S. government agencies to perform the classified Government Contracts and as otherwise reasonably necessary for the continued conduct of the U.S. Government Business, in substantially the same manner as conducted as of the date hereof.
(d)    With respect to each Government Contract or each outstanding Government Bid, (i) the Company and the Subsidiaries have complied with all material terms and conditions whether incorporated expressly, by reference or by operation of Law; (ii) all representations, certifications and warranties executed, acknowledged or set forth in or pertaining to such Government Contract or Government Bid were current, accurate and complete as of their effective date, the Company and the Subsidiaries are, to the extent required, in compliance with all such representations, certifications and warranties in all material respects, and to the extent there have been any material changes to such representations, certifications and warranties, the Company or the Subsidiary has notified the appropriate Governmental Authority; (iii) no material cost incurred by the Company and the Subsidiaries pertaining to such Government Contract or Government Bid has been formally questioned, challenged, or disallowed, nor, to the Company’s Knowledge, is any such cost the subject of any investigation, by a Governmental Authority; (iv) no money due to the Company or the Subsidiaries pertaining to such Government Contract or Government Bid has been withheld or offset nor has any claim been made to withhold or offset money, and, subject to applicable rate approvals, the Company and the Subsidiaries are entitled to all progress payments received with respect thereto; and (v) no price reductions for defective cost or pricing have been issued.
(e)    (i) Neither the Company nor the U.S. Government Subsidiaries, nor any of the Company’s or the U.S. Government Subsidiaries’ directors or officers or principals as defined by Federal Acquisition Regulation 52.209‑5(a)(2) is/are (or for the last three (3) years has/have been) under administrative, civil or criminal investigation, indictment or information or audit (other than routine audits) with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid that would, individually or in the aggregate, reasonably be expected to result in material liability or have a material effect on the Company and its Subsidiaries, taken as a whole; and (ii) within the past three (3) years, neither the Company nor any of the U.S. Government Subsidiaries have entered into any consent order or administrative agreement, or undertaken any internal investigation or audit relating directly or indirectly to any Government Contract or Government Bid that has had or would, individually or in the aggregate, reasonably be likely to result in material liability or have a material effect on the Company and its Subsidiaries, taken as a whole.

(f)    Neither any Governmental Authority nor any prime contractor, subcontractor or other Person has asserted any claim or initiated any dispute proceeding against the Company and the Subsidiaries relating to Government Contracts or Government Bids. From January 1, 2015 to the date hereof, neither the Company nor any of the Subsidiaries has asserted any claim or initiated any dispute proceeding, directly or indirectly, against any such party concerning any Government Contract or Government Bid.
(g)    The Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto.
SECTION 3.18. Insurance. All insurance policies of the Company and its Subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in terms, risks covered and coverage amounts for companies or properties of similar size in the industries and locales in which the Company and its Subsidiaries operate and (b) all premiums due with respect to such material insurance policies have been paid in accordance with the terms thereof. There is no material claim by the Company or any Subsidiary of the Company pending under any insurance policies which has been denied or disputed by the insurer. Neither the Company nor any Subsidiary of the Company has received any written notice of cancellation or termination with respect to any material insurance policy existing as of the date hereof that is held by, or for the benefit of, any of the Company or any of its Subsidiaries. The Company and its Subsidiaries and their respective assets and properties, have at all times since January 1, 2015, been and are insured, to the extent required by Law or any Contract to which the Company or any of its Subsidiaries are party. As of the date hereof, no policy limits applicable to any insurance policies of the Company or any of its Subsidiaries have been exhausted or materially reduced. Section 3.18 of the Company Disclosure Letter sets forth each insurance policy as of the date hereof that insures the properties, assets, businesses, directors, officers and employees of the Company or its Subsidiaries or is otherwise maintained by the Companies or its Subsidiaries, including for each (i) the type of insurance, (ii) name of the insurer, (iii) the policy term, (iv) the policy number and (v) any limits and retentions (including a description of any self‑insured liabilities if applicable).
SECTION 3.19. Information Statement. None of the information included or incorporated by reference in the letter to the stockholders or information statement to be filed with the SEC in connection with the Merger on Schedule 14C (collectively, the “Company Information Statement”), will, at the date it is first mailed to the Company’s stockholders or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub expressly for inclusion or incorporation by reference in the Company Information Statement. The Company Information Statement will comply as to form, distribution and mailing in all material respects with the requirements of the Exchange Act. The Company is not subject to the requirements of Section 12 of the Exchange Act.
SECTION 3.20. Suppliers and Distributors.  Section 3.20 of the Company Disclosure Letter sets forth a true, correct and complete list of the ten largest suppliers, vendors, distributors or purchasing agents (“Suppliers”) of the Company and its Subsidiaries (based on the dollar value of purchases from the fiscal year ended December 31, 2017). As of the date of this Agreement, none of the foregoing Suppliers has materially reduced or otherwise discontinued, or, to Knowledge of the Company, threatened to materially reduce or discontinue, supplying such goods, materials or services to the Company or any of its Subsidiaries on terms and conditions substantially similar (including with respect to pricing) as those in effect on the date hereof.

SECTION 3.21. Customers.  Section 3.21 of the Company Disclosure Letter sets forth a true, correct and complete list of the ten largest customers (“Customers”) of the Company and its Subsidiaries (based on the dollar value of purchases from the fiscal year ended December 31, 2017). As of the date of this Agreement, none of the foregoing Customers has materially reduced or otherwise discontinued, or, to Knowledge of the Company, threatened to materially reduce or discontinue, purchasing such goods, materials or services from the Company or any of its Subsidiaries on terms and conditions substantially similar (including with respect to pricing) as those in effect on the date hereof.
SECTION 3.22. Affiliate Transactions. No Related Party is, and to the Knowledge of the Company, no former senior employee, director or officer of the Company or its Subsidiaries is, a party to any Contract with or binding upon the Company or its Subsidiaries (other than employment agreements) or any of their respective properties or assets or has any material interest in any property used by the Company or its Subsidiaries or has engaged in any material transaction with any of the foregoing since January 1, 2015, in either case that would be required to be disclosed under Item 404 of Regulation S‑K under the Securities Act (a “Company Affiliate Transaction”) that has not been so disclosed.
SECTION 3.23. Anti‑Corruption Laws, Sanctions, Import and Export Controls.
(a)    The Company and its Subsidiaries, and their officers, directors, employees, and, to the Knowledge of the Company and its Subsidiaries, the distributors and agents of the Company or its Subsidiaries are, and since January 1, 2015, have been, in compliance in all material respects with Anti‑Corruption Laws. Neither the Company nor any of its Subsidiaries has, since January 1, 2015, received any written allegation, demand notice, or order, in each case, from a Governmental Authority with respect to, or launched any internal investigation or made any voluntary disclosure concerning, a material breach of or material liability under Anti‑Corruption Laws. The Company and its Subsidiaries implement and maintain internal controls, policies and procedures intended to detect, prevent and deter violations Anti‑Corruption Laws.
(b)    Neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees), since January 1, 2015, has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee (including any employee of a state‑owned or state‑controlled enterprise), political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was not in compliance in all material respects with the Laws of any applicable federal, state, local or foreign jurisdiction.
(c)    The Company and its Subsidiaries do not, and have not since January 1, 2015, carried on any business, directly or indirectly, involving Cuba, Iran, Syria, Sudan, North Korea or Crimea.
(d)    The Company and its Subsidiaries, and each of their respective officers, directors and employees and, to the Knowledge of the Company, each of their respective agents, distributors, or sub‑distributors or to the Knowledge of the Company, any other Persons while acting for or on behalf of them is and has since January 1, 2015 been in compliance with: (i) all applicable sanctions laws, including the U.S. economic sanctions laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the United Kingdom and the European Union (the “EU”); (ii) any laws or regulations regarding the importation of goods, including the U.S. import laws administered by U.S. Customs and Border Protection; (iii) all applicable export control laws, including the Export Administration Regulations administered by the U.S. Department of Commerce (“Commerce”), the International Traffic in Arms Regulations Administered by the U.S. Department of State and the EU Dual Use Regulation; and (iv) the anti‑boycott regulations administered by Commerce and the U.S.

Department of the Treasury (collectively, the “Customs & International Trade Laws”), related to the regulation of exports (including deemed exports), re‑exports, transfers, releases, shipments, transmissions, imports or similar transfer of goods, technology, software or services, or any other transactions or business dealings, by or on behalf of any member of the Company and its Subsidiaries. Without limiting the foregoing: (x) neither the Company nor any of its Subsidiaries has made any voluntary or involuntary disclosure or received written notice that it is subject to any civil or criminal investigation, proceeding, audit or any other inquiry, or has conducted any internal investigation, or is aware of any allegation involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws; and (y) there is no pending or, to the Knowledge of the Company, threatened Action pending against, or, to the Knowledge of the Company, investigation by a Governmental Authority of, the Company or any of its Subsidiaries, nor is there any order imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company or any of its Subsidiaries by or before any Governmental Authority, in each case in connection with any allegation involving or otherwise relating to any alleged or actual violation of any Laws relating to the Customs & International Trade Laws.
(e)    None of the Company or any of its Subsidiaries, and each of their respective officers, directors and employees and, to the Knowledge of the Company, each of their respective agents, distributors, or sub‑distributors or to the Knowledge of the Company, any other Persons while acting for or on behalf of them, has since January 1, 2015 been, or is designated on, or is owned 50% or more in the aggregate or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Authority, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, Commerce’s Denied Persons List, the Commerce Entity List, the Debarred List maintained by the U.S. Department of State, and the EU Consolidated List.
SECTION 3.24. Product Warranty. Except for conditions or warranties implied or imposed by applicable Laws or otherwise contained in any Company’s or its Subsidiary’s standard terms and conditions of sale and except as given in the ordinary course of business, neither Company nor any Subsidiary of the Company has given a condition or warranty in respect of any Products supplied, manufactured, sold or delivered by it. Each Product conforms in all material respects with the published specifications for such Product, all applicable contractual commitments and all applicable express and implied warranties. Neither any Company nor any Subsidiary of the Company has any liability or obligation (and to the Company’s knowledge there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company or its Subsidiaries giving rise to any liability or obligation) for replacement or repair thereof, indemnification with respect thereto or other damages in connection therewith, except liabilities or obligations for replacement or repair incurred in the ordinary course of business consistent with past practice and in an amount, number and severity consistent with past practice.
SECTION 3.25. Product Liability. Except as set forth in Section 3.25 of the Company Disclosure Letter, there are no claims alleging bodily injury or other damage in excess of 500,000 dollars ($500,000) as a result of any Product or the breach of any duty to warn, test, inspect or instruct of dangers of any Product that are currently pending or threatened in writing against the Company or any Subsidiary of the Company or, to the knowledge of the Company, against any entity, including but not limited to suppliers, warehousers, distributors, and contract manufacturing organizations, that contracts with the Company or any Subsidiary of the Company as its relates to, or may reasonably affect, the Company or any of its Subsidiary’s Products.
SECTION 3.26. Opinion of Financial Advisor. The Board of Directors of the Company has received the opinions of Goldman Sachs & Co. LLC and Moelis & Company LLC, to the effect that, as of the date of such opinions and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair from a financial point of view to such holders. It is agreed and understood that each such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.
SECTION 3.27. Brokers and Other Advisors. Except for Goldman Sachs & Co. LLC and Moelis & Company LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
SECTION 3.28. No Other Representations or Warranties. Parent and Merger Sub acknowledge and agree, on behalf of themselves and their respective Affiliates and Representatives, that except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward‑looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions. Except for the representations and warranties expressly set forth in Article IV, the Company hereby acknowledges that neither Parent nor Merger Sub nor any of their Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or any of its Representatives.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub each represent and warrant to the Company:
SECTION 4.01. Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Authority; Noncontravention.
(a)    Each of Parent and Merger Sub has all necessary corporate power and corporate authority to execute and deliver, in the case of Parent, this Agreement to perform its obligations hereunder and thereunder, as applicable, and to consummate the Transactions. The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (i) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Transactions, (ii) declaring that this Agreement and the Transactions are advisable and in the best interests of the sole stockholder of Merger Sub and (iii) directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub entitled to vote thereon, for adoption thereby, which resolutions have not been subsequently rescinded, modified or withdrawn. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions. Parent, as the sole stockholder of Merger Sub, will adopt this Agreement and approve the Transactions by written consent duly executed and delivered immediately following the execution and delivery of this Agreement and will promptly deliver to the Company a true and complete copy of its action by written consent adopting this Agreement and approving the Transactions in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub prior to the Closing. Except as expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been (or will be, as the case may be) duly executed and delivered by Parent and by Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes (or will constitute, as the case may be) a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)    The execution and delivery of this Agreement by Parent and by Merger Sub, the consummation by Parent or Merger Sub of the Transactions and the performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will not (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, or cancelation of any obligation or to the loss of any benefit under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not reasonably be expected to have a Parent Material Adverse Effect.
SECTION 4.03. Governmental Approvals. Except for (a) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (b) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 3.04(c) of the Company Disclosure Letter, (c) obtaining CFIUS Clearance, (d) obtaining AWG Clearance, and (e) the submission of an overseas direct investment report (related to the Transactions) and a foreign exchange report (related to the Guarantee) pursuant to the Korean Foreign Exchange Transaction Regulations, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect.
SECTION 4.04. Ownership and Operations of Merger Sub. Parent owns, and at and immediately prior to the Effective Time will own, beneficially and of record, all of the outstanding capital stock of Merger Sub, free and clear of all Liens except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act. Merger Sub has been formed solely for the purpose of engaging in the Transactions, and immediately prior to the execution of this Agreement, Merger Sub does not have any liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.
SECTION 4.05. Sufficiency of Funds.
(a)    Parent has, or at the Closing will have together with the proceeds of the Guarantee, sufficient cash to enable Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses required to be paid on such date. Parent has the financial resources and capabilities, together with the proceeds of the Guarantee, to fully perform all of its obligations under this Agreement.
(b)    Without limiting Section 8.08, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.
SECTION 4.06. Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 6.01 and Section 6.02 have been satisfied or waived and (b) the consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents fairly presents the consolidated financial condition of the Company as at the end of the periods covered thereby and the consolidated results of earnings of the Company for the periods covered thereby, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing, the payment of the aggregate consideration to which the stockholders and other holders of equity securities and rights and options to purchase equity securities of the Company are entitled under Article II, funding of any obligations of the Surviving Corporation or its Subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Corporation and each of its Subsidiaries, on a consolidated basis, will not: (i) be insolvent (either because their financial condition is such that the sum of their debts, including contingent and other liabilities, is greater than the fair market value of their assets or because the fair saleable value of their assets is less than the amount required to pay their probable liability on their existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which they are engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond their ability to pay them as they become due.

SECTION 4.07. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.
SECTION 4.08. Certain Arrangements. Except for the shareholder support agreement by and among Parent, Euro VI (BC) S.à r.l. and OCM Opps MTIV Holdings, LLC dated as of the date of this Agreement, and any other agreement or instrument contemplated by or referenced in this Agreement, as of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub or their respective Affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, or authorized, committed or agreed to enter into any with any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any member of the Company’s management or directors that is related to the transactions contemplated by this Agreement.
SECTION 4.09. No Other Company Representations or Warranties. Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives, or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward‑looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data‑rooms” or management presentations (formal or informal), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters. Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of such investigation and the representations and warranties expressly set forth in Article III.
SECTION 4.10. Information Supplied. None of the information provided by or on behalf of Parent for inclusion or incorporation by reference in the Company Information Statement (including any amendments or supplements thereto), will, at the time such Company Information Statement is filed with the SEC and when first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.11. Legal Proceedings. Except as would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.
SECTION 4.12. Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company subject to the restrictions on “business combinations” (in each case, as such quoted terms are defined under Section 203 of the DGCL) set forth in Section 203(a) of the DGCL. Neither Parent nor Merger Sub nor any of their controlled Affiliates own any shares of Company Common Stock.
ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS
SECTION 5.01. Conduct of Business.
(a)    Except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated, required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), (i) the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice, and (ii) the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to preserve its and each of its Subsidiaries’ business organizations (including the service of key officers and employees) substantially intact and preserve existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice; provided, that, for the avoidance of doubt, the Company shall not be obligated to take any action that would not be permitted by Section 5.01(b).
(b)    Without limiting the generality of the foregoing, except as required by applicable Law, Judgment or a Governmental Authority, as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:
(i)    (A) split, combine, divide, subdivide, reverse split, consolidate, reclassify, recapitalize or effect any other similar transaction with respect to any of its or its Subsidiaries’ capital stock or (B) issue, sell, or dispose of (or authorize the issuance, sale or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its Subsidiaries (except for the issuance of shares of Company Common Stock upon the vesting or settlement of Company RSUs or the grant of Company RSUs or any other award permitted to be granted under the Company Stock Plan, on terms and conditions consistent with Section 5.01(b)(i) of the Company Disclosure Letter);

(ii)    sell or propose the sale of any JV Entity’s capital stock that is directly or indirectly held by the Company or its Subsidiaries;
(iii)    (A) incur any indebtedness or obligations for borrowed money, including any indebtedness evidenced by notes, bonds, debentures or similar Contracts, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or guarantee any of the foregoing indebtedness, obligations or debt securities of another Person or enter into any “keep well” or other agreement to maintain any of the foregoing (collectively, “Indebtedness”), except for (1) intercompany Indebtedness among the Company and its wholly owned Subsidiaries, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) guarantees by the Company of Indebtedness of its Subsidiaries, which Indebtedness is incurred in compliance with this Section 5.01(b)(iii) and (4) Indebtedness incurred under the Senior Secured Credit Facility or other existing bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of the Company organized outside of the United States (including in respect of letters of credit); provided, that the aggregate amount of Indebtedness (other than in respect of letters of credit issued in the ordinary course of business) incurred pursuant to this clause (4) shall not exceed $5 million at any time, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions, investments or advances to any Person;
(iv)    grant any material refunds, credits, rebates or other allowances to any supplier, vendor, distributor or franchisee, other than in the ordinary course of business consistent with past practice;
(v)    directly or indirectly, purchase, redeem or otherwise acquire any shares of its or its Subsidiaries capital stock or any rights, warrants or options to acquire any such shares;
(vi)    enter into any Contract with respect to the voting or registration of the shares of the Company’s or its Subsidiaries’ capital stock or other securities or equity interests;
(vii)    sell, lease, license, transfer, exchange or swap, abandon or otherwise dispose, or mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict, or subject to any lien (in each case, other than Permitted Encumbrances), in a single transaction or series of related transactions, any of its properties or assets, including, but not limited to, any Intellectual Property, Owned Real Property and Company Leases, except (A) ordinary course dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) factoring of accounts receivable or (C) sales, leases, licenses or transfers in the ordinary course of business consistent with past practice;
(viii)    make any acquisition of, or investment in, any properties, assets, securities or business (including by merger, sale of stock, sale of assets or otherwise) if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $5 million, except for the acquisitions of supplies, inventory, merchandise or products in the ordinary course of business consistent with past practice or as may otherwise be contemplated by the Company’s 2018 capital budget as approved and adopted by the Company’s Board of Directors, which is set forth in Section 5.01(b)(viii) of the Company Disclosure Letter (including, for the avoidance of doubt, the contemplated expenditure of approximately $30 million by certain Company Subsidiaries to acquire a 24% equity interest in the capital stock of Zhejiang Xinan Momentive Performance Materials Co., Ltd (“Xinan JV”);

(ix)    except as required pursuant to the terms of any Company Plan, in effect on the date of this Agreement, (A) grant to any employee of the Company any increase in compensation, other than increases and payouts of compensation to employees in the ordinary course of business, (B) grant to any employee of the Company any increase in severance, retention or termination pay, (C) establish, adopt, enter into, amend or terminate any Labor Agreement or material Company Plan, (D) take any action to accelerate funding or any rights or benefits under any Company Plan, (E) grant or amend any equity or other incentive awards, (F) hire or appoint any employee whose base salary and target bonus opportunity exceeds $200,000 per annum or promote any employee to a position with a base salary and target bonus opportunity that exceeds $200,000 per annum or (G) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;
(x)    make any material changes in financial accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S‑X under the Securities Act, or (C) by any Governmental Authority;
(xi)    amend the Company Charter Documents or amend or authorize or permit the Subsidiaries of the Company to amend the certificate of incorporation, by‑laws or other comparable charter or organizational documents of the Subsidiaries of the Company, whether by merger, consolidation, conversion or otherwise;
(xii)    waive, release, assign, settle or compromise any pending or threatened Action or other claim, liability or obligation, whether absolute, accrued, asserted or unasserted, contingent or otherwise against the Company or any of its Subsidiaries or any of their respective directors or officers with respect to their positions as such with the Company or its Subsidiaries or the operation of the business thereof, other than settlements or compromises of any pending or threatened Action (A) pursuant to Section 5.08, (B) reflected or reserved against in respect of such Action in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Filed SEC Documents for an amount not in excess of the lesser of the amount so reflected or reserved and $1 million, or (C) if the amount of all such settlements and compromises does not exceed $1 million individually or $5 million in the aggregate; provided, that no settlement or compromise of any pending or threatened Action may involve any injunctive or equitable relief or impose restrictions on the business activities of the Company or its Subsidiaries, involve any admission of any wrongdoing by the Company or its Subsidiaries or any of their respective officers or directors, or involve any license, cross license or similar arrangement with respect to Intellectual Property;
(xiii)    permit any material item of Company Intellectual Property Rights to lapse or to be abandoned, invalidated, dedicated, or disclaimed, or otherwise become unenforceable, or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company Intellectual Property Rights;
(xiv)    (A) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability, audit claim or assessment, (D) surrender any right to claim a material Tax refund, (E) file any amended Tax Return with respect to any material Tax, (F) enter into any closing agreement with respect to any material Tax or (G) waive or extend the statute of limitations with respect to any Tax Return reporting a Tax liability in excess of $10 million, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;
(xv)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(xvi)    declare, set aside for payment, establish a record date for, authorize or pay any dividends on or make any distribution with respect to its or its Subsidiaries’ outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;
(xvii)    enter into, amend, modify, extend, renew or terminate any lease other than in the ordinary course of business consistent with past practice; provided, that any entrance into any amendment, modification, extension, renewal or termination of a lease with rental and other payments in excess of $500,000 annually as averaged over the term thereof shall not be deemed to be in the ordinary course of business consistent with past practice;
(xviii)    enter any new line of business outside of its existing business as of the date hereof;
(xix)    enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Company Affiliate Transaction;
(xx)    fail to use commercially reasonable efforts to maintain in full force and effect existing insurance coverage in all material respects;
(xxi)    enter into or adopt any “poison pill” or similar stockholder rights plan;
(xxii)    other than in the ordinary course of business or as required by Law, (A) enter into, modify, amend, terminate or waive, in each case in any material respect any rights or claims under any Material Contract or (B) enter into any new agreement or contract that would have been considered a Material Contract if it were entered into prior to the date of this Agreement; or
(xxiii)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
(c)    Without limiting in any way any party’s rights or obligations under this Agreement (including this Section 5.01), nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.01 or elsewhere in this Agreement to the extent the requirement of such consent would violate any Law.
SECTION 5.02. Solicitation; Change in Recommendation.
(a)    Except as expressly permitted by this Section 5.02, from and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, the Company shall not, and shall cause its Subsidiaries not to and shall direct its and their Representatives not to, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non‑public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to an Acquisition Proposal, (iii) enter into, engage in and maintain discussions or negotiations with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (vi) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (each, a “Company Acquisition Agreement”) or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (vii) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall, and shall instruct and cause its Subsidiaries and each of their respective Representatives to immediately cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) in connection with an Acquisition Proposal. The Company also agrees that it will promptly request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof. The Company shall promptly notify Parent (and in any event within twenty‑four hours) of the receipt of any Acquisition Proposal after the date hereof, which notice shall identify the third party making any Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Acquisition Proposal.
(b)    Notwithstanding Section 5.02(a), prior to the receipt of the Company Stockholder Approval, the Company’s Board of Directors, directly or indirectly through any Representative, may, subject to Section 5.02(c), (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company’s Board of Directors reasonably believes in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal, and (ii) thereafter furnish to such third party non‑public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of such confidentiality agreement shall be promptly (in all events within twenty‑four (24) hours) provided to Parent); provided, that the Company shall promptly provide to Parent and Merger Sub any material non‑public information that is provided to any such Person which has not previously been provided to Parent and Merger Sub.
(c)    The Company’s Board of Directors shall not take any of the actions referred to in Section 5.02(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than twenty‑four (24) hours) after receipt by the Company, its Subsidiaries or any of their respective Representatives of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal or any request for non‑public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any third party. In such notice, the Company shall identify the third party making any such Acquisition Proposal, indication or request and provide the details of the material terms and conditions of any such Acquisition Proposal, indication or request.

The Company shall keep Parent informed, on a current and prompt basis, of the status and material terms of any such Acquisition Proposal, indication or request, including the material terms and conditions thereof any material amendments or proposed amendments. The Company shall promptly provide Parent copies of any nonpublic information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party to the extent such information has not been previously provided to Parent.
(d)    Except as set forth in this Section 5.02(d), neither the Company’s Board of Directors nor any committee thereof shall (i)(A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company any Acquisition Proposal or Superior Proposal, (ii) make any public statement inconsistent with the Company Board Recommendation, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any of its Subsidiaries or any of their respective Representatives to enter into any Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Company Stockholder Approval, but not after, the Company’s Board of Directors may make a Company Adverse Recommendation Change or cause the Company to enter into (or permit any Subsidiary to enter into) a Company Acquisition Agreement with respect to an Acquisition Proposal only if the Board of Directors of the Company has reasonably determined in good faith, after consultation with its outside legal counsel, that (i) the failure to take such action would reasonably be expected to be inconsistent with the Company’s Board of Directors’ fiduciary duties under applicable Law, and (ii) that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that prior to taking such action, (A) the Company promptly notifies Parent, in writing, at least three (3) Business Days (the “Notice Period”) before making a Company Adverse Recommendation Change or entering into (or causing a Subsidiary to enter into) a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall (1) state expressly that the Company has received an Acquisition Proposal that the Company’s Board of Directors intends to declare a Superior Proposal and that the Company’s Board of Directors intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement, and (2) include a copy of the most current version of the proposed agreement relating to such Superior Proposal (which version shall be updated on a prompt basis, but in each case redacted as necessary to exclude the identity of the third party making such Superior Proposal), and a description of any financing commitments relating thereto; (B) the Company shall, and shall cause its Subsidiaries to, and shall cause its and its Subsidiaries’ Representatives to, during the Notice Period, negotiate with Parent in good faith in respect of adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would cease to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision (it being understood that there may be multiple extensions)); and (C) following the end of such Notice Period (as extended pursuant to the preceding clause (B)) the Company’s Board of Directors determines in good faith, after consulting with outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of this Agreement; and provided, further, that the Company has complied with its obligations under this Section 5.02.

(e)    Nothing contained in this Section 5.02 shall prohibit the Company, after the receipt of advice from outside legal counsel that failure to disclose such position would constitute a violation of applicable Law, from (i) disclosing to its stockholders a position contemplated by Rule 14d‑9 or Rule 14e‑2(a) promulgated under the Exchange Act, provided that any disclosures permitted under this Section 5.02(e) that does not contain either an express rejection of any applicable Acquisition Proposal or an express reaffirmation of the Company Board Recommendation shall be deemed a Company Adverse Recommendation Change, or (ii) making any “stop‑look‑and‑listen” communication to the stockholders of the Company pursuant to Section 14d‑9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) in which the Company indicates that it has not changed the Company Board Recommendation.
SECTION 5.03. Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Section 5.03(c) below. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(b)    In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
(c)    Each of the parties hereto agrees: (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within thirty (30) calendar days after the date of this Agreement, (ii) to make the appropriate filings under the Other Required Antitrust Laws as promptly as reasonably practicable and advisable following the date of this Agreement, (iii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and such Other Required Antitrust Laws and (iv) to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any such Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions. Without limiting the foregoing, Parent shall promptly take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any such Other Required Antitrust Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (A) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company or its Subsidiaries contemporaneously with or subsequent to the Effective Time, (B) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time, (C) terminating existing relationships, contractual rights or obligations of the Company or its Subsidiaries, (D) terminating any joint venture or other arrangement of the Company or its Subsidiaries or (E) creating any relationship, contractual right or obligation of the Company or its Subsidiaries (or, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “ DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action)). Parent shall use reasonable best efforts to cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all fees and expenses of the Company and its Affiliates in responding to any requests for additional information. Neither Parent nor Merger Sub shall, without the written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), “pull‑and‑refile” pursuant to 16 C.F.R. 803.12 any filing made under the HSR Act, or take any similar action without prior written approval from the Company with respect to any filing made with any Governmental Authority. The Company and Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions and the Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC or under any Other Required Antitrust Laws. Nothing in this Agreement (x) shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining the expiration or termination of the applicable waiting periods under, or any approvals under, the HSR Act or Other Required Antitrust Laws or approvals from any other Governmental Authorities, unless the effectiveness of such agreement or action is conditioned upon the Closing or (y) shall require Parent or its Affiliates to (and neither the Company nor its Subsidiaries shall without the express written consent of Parent) defend through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the Outside Date.
(d)    Each of the parties hereto agrees to: (i) prepare and pre‑file with CFIUS a joint voluntary notice pursuant to the DPA with respect to the Transactions, and, following such pre‑filing, file a formal notice of the Transactions with CFIUS in accordance with the DPA (the “CFIUS Filing”), (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the DPA (and in all cases within the amount of time provided by CFIUS pursuant to the DPA) and (iii) use reasonable best efforts to as promptly as reasonably practicable (and in any event so as to enable the parties hereto to consummate the Transactions contemplated hereby prior to the Outside Date) take any and all steps necessary to obtain

CFIUS Clearance. Following submission of the CFIUS Filing, to the extent permitted by applicable Laws, each of the parties hereto shall reasonably cooperate to respond in a timely, accurate and complete manner to any questions received from CFIUS or its member agencies. No party hereto shall communicate with any Governmental Authority in respect of the CFIUS Filing without giving the other parties reasonable prior notice of such communication and, to the extent permitted by applicable Laws and such Governmental Authority, the opportunity to review and comment on any proposed written communication and, with respect to any oral communications, the opportunity to attend and/or participate in such oral communications. Notwithstanding any other provision in this Agreement, none of the parties hereto shall have any obligation to share with the others any confidential business information unrelated to the Transactions, including to the extent such information is requested by CFIUS. In furtherance of the above, each of the parties hereto shall use its reasonable best efforts to cooperate in all respects with each other in connection with the development and implementation of any mitigation plan or other related action which the parties hereto agree to be necessary to obtain the CFIUS Clearance and to avoid or prevent the imposition by CFIUS of a condition of any kind in respect of the Transactions and the consummation thereof (including any requirement by CFIUS that any party hereto enter into any additional agreement relating to the Transactions).
(e)    If the parties hereunder mutually agree to obtain AWG Clearance, each of the parties hereto agrees to: (i) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by BMWi pursuant to the AWG and/or AWV (and in all cases within the amount of time provided by BMWi) and (ii) use reasonable best efforts to as promptly as reasonably practicable (and in any event so as to enable the parties hereto to consummate the Transactions contemplated hereby prior to the Outside Date) take any and all steps necessary to obtain AWG Clearance. Following submission of the filing pursuant to AWG, to the extent permitted by applicable Laws, each of the parties hereto shall reasonably cooperate to respond to any questions received from BMWi or its subordinate agencies. No party hereto shall communicate with any Governmental Authority in respect of the AWG filing without giving the other parties reasonable prior notice of such communication and, to the extent permitted by such Governmental Authority, the opportunity to review and comment on any proposed written communication and, with respect to any oral communications, the opportunity to attend and/or participate in such oral communications. Notwithstanding any other provision in this Agreement, none of the parties hereto shall have any obligation to share with the others any confidential business information unrelated to the Transactions, including to the extent such information is requested by BMWi.
(f)    Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority (including any “4(c) documents” and “4(d) documents” as these terms are used in the rules and regulations under the HSR Act) and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions and (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions; provided, that any such information or materials referred to in (i) ‑ (iii) may be redacted (x) to remove references concerning the valuation of the Company and (y) as necessary to address reasonable attorney‑client or other privilege or confidentiality concerns. No party hereto shall independently participate in any meeting or communication with any Governmental Authority in respect of any such filings, investigation or other inquiry relating to this Section 5.03 without giving the other parties hereto reasonable prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate in such meeting or communication.
SECTION 5.04. Publicity; Confidentiality.
(a)    The initial press release regarding the Merger shall be a joint press release of the parties hereto. Except in connection with (i) a Company Adverse Recommendation Change, or (ii) a press release or other public statement that is required by Law or the rules or regulation of any national securities exchange or interdealer quotation service or Governmental Authority, in each case, as determined in the good faith judgment of the party proposing to make such release, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Authority (including any national securities exchange or interdealer quotation service) with respect thereto. Notwithstanding the foregoing, the Company may, without any consultation with Parent, make communications in support of this Agreement or the Merger and/or the transactions contemplated hereby.
(b)    Each of Parent and Merger Sub will comply with the applicable terms and conditions of the Confidentiality Agreements, each dated April 24, 2018, by and between the Company, on the one hand, and each of KCC Corporation, Wonik Holdings and SJL Partners, LLC, on the other hand (collectively, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective officers, employees, auditors and other representatives to hold and treat, in confidence all confidential information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the Transactions in accordance with the applicable provisions of the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect each in accordance with its terms.
SECTION 5.05. Access to Information.
(a)    Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, Parent shall be entitled (at Parent’s sole cost and expense), through its Representatives to have such access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Parent’s efforts to consummate the Transactions. Any such access and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Company shall use its commercially reasonable efforts to cause its Representatives to reasonably cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall reasonably cooperate with the Company and its Subsidiaries and their respective Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, (i) no such access or examination shall be permitted to the extent that (x) it could unreasonably disrupt the operations of the Company or any of its Subsidiaries, or (y) the Company determines in good faith that such access or examination could jeopardize the attorney‑client privilege or contravene any Law or material Contract of the Company, (ii) nothing in this Section 5.05 shall require cooperation to the extent that it would (A) cause any condition to the Closing set forth in Section 6.01 or Section 6.02 to not be satisfied or (B) cause any breach of this Agreement and (iii) the Company may elect to limit, or cause any of its Subsidiaries to limit, disclosure of any information to certain Persons designated, at the request of the Company, as a “clean team” of Parent (which Persons must be acceptable to the Company).

(b)    Notwithstanding anything to the contrary contained herein, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, (x) without the prior written consent of the Company, Parent and Merger Sub shall not, and shall cause their Representatives and Affiliates not to contact any suppliers, customers, independent contractors, landlords, lessors, banks, or any other Person whom the Company or any of its Subsidiaries have or have had a business relationship, other than with respect to matters not involving the Company or its Subsidiaries, this Agreement or Transactions; provided, that the Company shall have the right to have one or more Representatives present during any such contact in the event that it consents to such contact, and (y) neither Parent nor Merger Sub shall have any right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company. Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries from and against all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that may be incurred by any of them arising out of or related to the use, storage or handling by Parent or its Representatives of (i) any personally identifiable information relating to employees, providers or customers of the Company or its Subsidiaries and (ii) any other information that is protected by applicable Law (including privacy Laws) or Contract to which Parent or its Representatives are afforded access pursuant to the terms of this Agreement. The Company does not make any representation or warranty as to the accuracy of any information provided (if any) pursuant to this Section 5.05, and neither Parent nor Merger Sub may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in Article III; provided, that no investigation pursuant to this Section 5.05 by Parent, Merger Sub or their Representatives shall be deemed to modify any of the Company’s representations and warranties contained in Article III. No rights under this Section 5.05 may be exercised by Parent or any of its Representatives to prepare for, or otherwise in connection with, any Action relating to this Agreement. Each of Parent and Merger Sub agrees that it will not, and will cause its Representatives and Affiliates not to, use any information obtained pursuant to this Section 5.05 for any competitive or other purpose unrelated to the consummation of the Transactions.
SECTION 5.06. Indemnification and Insurance.
(a)    From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation to, in each case to the fullest extent permissible by applicable Law, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company, or is or was serving at the request of the Company or any Subsidiary as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee or agent of the Company or such Subsidiary, (B) the fact that an Indemnitee is or was a director, partner, trustee, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company or such Subsidiary or (C) acts or omissions by an Indemnitee in the Indemnitee’s capacity as such or taken at the request or direction of the Company or such Subsidiary or any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Company, in each case under clauses (A), (B) or (C), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee) and (ii) assume

(in the case of the Surviving Corporation, following the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s certificate of incorporation and by‑laws (or similar organizational documents of any Subsidiary) as in effect on the date hereof. Parent, from and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation and each Subsidiary of the Company to contain provisions no less favorable to the Indemnitee thereunder with respect to limitation of liabilities and rights to advancement and indemnification than are set forth as of the date of this Agreement in the certificate of incorporation and bylaws (or equivalent governing documents) of the Company and each Subsidiary, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. For the avoidance of doubt, nothing contained herein shall require the Surviving Corporation to indemnify any Indemnitees to the extent such indemnification would not be permitted to be provided by the Company or any Subsidiary of the Company under applicable Law (including, for the avoidance of doubt, Section 145 of the DGCL). Any Indemnitee wishing to claim indemnification under this Section 5.06(a) with respect to any Action shall notify the Surviving Corporation of such Action promptly after becoming aware thereof. In addition, from the Effective Time, Parent shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law; provided, that, the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified pursuant to this Section 5.06(a) or applicable Law.
(b)    None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which rights to indemnification or advancement have been asserted by an Indemnitee hereunder or are otherwise available, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(c)    For the six (6)‑year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Indemnitees who are currently (and any additional Indemnitees who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance, of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, that if the aggregate annual premium for such insurance exceeds 250% of the annual premium for such insurance as of the date hereof (the “Premium Cap”), then the Surviving Corporation or Parent shall cause to be provided a policy covering such individuals with as much coverage as reasonably practicable at a cost up to but not exceeding such Premium Cap. The Company may purchase, prior to the Effective Time, a six (6)‑year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, at an aggregate cost up to but not exceeding the aggregate maximum amount payable pursuant to the proviso above for such six year period. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
(d)    The provisions of this Section 5.06 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives. The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06).
(e)    In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (x) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (y) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.
(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.
(g)    Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.
SECTION 5.07. Employee Matters.
(a)    Subject to any applicable Labor Agreements, until December 31, 2019 (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide (i) base salary and annual cash bonus opportunities to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date hereof and (iii) employee benefit plans (other than base salary, annual bonus and long‑term incentive opportunities, severance benefits, equity compensation and defined benefit pension plans) to Continuing Employees that are substantially comparable in the aggregate to those provided to the Continuing Employees immediately prior to the Effective Time, in the case of clauses (i) and (iii), except to the extent such Continuing Employee’s employment with Parent or its Affiliates is terminated prior to the end of the Continuation Period.

(b)    Without limiting the generality of Section 5.07(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor in accordance with their terms all the Company Plans as in effect at the Effective Time, it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Corporation, to amend or terminate any Company Plan in the future in accordance with its terms. Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.
(c)    With respect to all employee benefit plans of the Parent and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time‑off and severance plans), for all purposes (except as set forth below), including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent that service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Parent and its Subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of benefit accruals under any defined benefit retirement plan or (iii) for all purposes under any equity compensation plans and arrangements maintained by Parent and its Subsidiaries.
(d)    Without limiting the generality of Section 5.07(a), Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre‑existing condition limitations, exclusions, actively‑at‑work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre‑existing condition limitations, exclusions, actively‑at‑work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co‑payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co‑payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.
(e)    The provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.07 (i) is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, or shall limit the Parent’s or any of its Subsidiaries’ (including, after the Effective Time, the Surviving Corporation’s) ability to amend or terminate any compensation plan or program, (ii) obligates Parent or any of its Subsidiaries (including the Surviving Corporation) to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time or (iii) results in any current or former director, employee, consultant or any other individual associated therewith being regarded for any purpose as a third‑party beneficiary of this Agreement or having the right to enforce the provisions hereof.
SECTION 5.08. Notification of Certain Matters; Stockholder Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions (“Transaction Litigation”) and (iii) any fact, event or circumstance that (x) has had or would reasonably be expected to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (y) is reasonably likely to result in the failure of any of the conditions set forth in Article VI to be satisfied. Each party hereto shall keep the other parties hereto reasonable informed of the status of any Transaction Litigation. The Company shall give Parent the opportunity to participate (but not control), at Parent’s sole cost and expense, in the defense of any Transaction Litigation involving the Company and shall give due consideration to Parent’s advice with respect to such Transaction Litigation, and the Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).
SECTION 5.09. Xinan Option. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, the Company shall (a) use reasonable best efforts to obtain confirmation and acceptance in writing from each of the other shareholders of Xinan JV with respect to the Company’s exercise of its option to purchase twenty‑four percent (24%) of the capital stock of Xinan JV and shall promptly provide written evidence of such confirmation and acceptance to the Parent; and (b) inform Parent on a prompt basis of the details of any developments (including communications received or given) in connection with the exercise of such option; provided, that the Company shall not be obligated to provide any such information to Parent if the provision of such details or other information would jeopardize the attorney‑client privilege or contravene any applicable Law; provided further, that the Company shall use reasonable best efforts to make such disclosure in a form or manner that would not jeopardize such privilege or contravene such Law (including by redacting or otherwise not disclosing any portion thereof the disclosure of which would jeopardize such privilege).
SECTION 5.10. Stockholders’ Written Consent; Information Statement.
(a)    Subject to the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to Parent, of holders of capital stock of the Company holding a majority or greater of the outstanding voting shares of such capital stock in favor of the adoption of this Agreement and approval of the Merger (the “Written Consent”) as is required to approve and adopt the Transactions (including the Merger) as soon as reasonably practicable, and in any event within eight (8) hours, after the execution of this Agreement.
(b)    As soon as practicable following the date of this Agreement, the Company shall prepare the Company Information Statement. Parent, Merger Sub and the Company will cooperate and consult with each other in the preparation of the Company Information Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish the Company with the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder (as if applicable to the Company) to be set forth in the Company Information Statement. The Company shall not mail the Company Information Statement or any amendment or supplement thereto, without providing Parent a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by the Company). Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Company Information Statement which shall have become false or misleading and the Company shall promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction. The Company shall use reasonable best efforts to ensure that the Company Information Statement will not on the date it is first mailed to stockholders of the Company and at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 5.11. Transfer of Company Common Stock Owned by Parent. Prior to the Effective Time, Parent shall, and shall cause its Subsidiaries (other than Merger Sub) to, transfer all shares of Company Common Stock beneficially owned by Parent or any of its Subsidiaries, if any, to Merger Sub.
SECTION 5.12. Financing.
(a)    Prior to the Closing, the Company shall use its commercially reasonable efforts, and shall cause each of the Company Subsidiaries to use its respective commercially reasonable efforts, to provide to Parent, at Parent’s sole expense, all cooperation as may be reasonably requested by Parent in connection with arranging and obtaining the Debt Financing, including using commercially reasonable efforts to (i) upon reasonable prior notice, cause the Company’s appropriate senior officers to participate in a reasonable number of meetings and presentations with lenders and prospective lenders; (ii) provide all documentation and other information required by regulatory authorities under applicable “know your customer” and anti‑money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 to the extent requested at least ten Business Days prior to Closing; (iii) if required by the Debt Financing, reasonably facilitate the pledging of collateral for the Debt Financing, including by delivering original stock certificates, original stock powers and other equity instruments (together with appropriate original powers relating thereto) and original promissory notes (together with appropriate original note allonges relating thereto) to the Company on the Closing Date, provided that no pledge shall be effective until the Closing; (iv) furnish on a confidential basis to Parent, as promptly as reasonably practicable, such historical financial information and all other pertinent financial information regarding the Company and its Subsidiaries as is necessary and customary in connection with the Debt Financing, including in connection with the preparation of customary bank information materials, bank syndication materials, confidential information memoranda and similar customary marketing materials, as may be reasonably requested by Parent; (v) if required by the Debt Financing, execute and deliver, as of the Closing Date, definitive financing documents, including guarantee and collateral documents, hedging agreements and other certificates and documents as may be requested by Parent; and (vi) reasonably assist in the preparation of schedules required in connection with the Debt Financing.
(b)    Notwithstanding anything in this Agreement to the contrary, (i) neither the Company, any of the Company’s Subsidiaries nor any of their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents and other representatives shall be required to pay (or agree to pay) any commitment or other fee or expense, provide any indemnities or incur any liability, adopt any resolutions or enter into any agreement in connection with the Debt Financing (other than resolutions adopted, agreements entered into and liability incurred by the Company and the Company’s Subsidiaries that only become effective upon the consummation of the Closing) (and none of the directors of the Company, acting in such capacity, shall be required to adopt any resolutions or enter into any definitive agreement with respect to the Debt Financing unless such directors will be continuing directors after the Closing Date), (ii) no actual or potential personal liability shall be imposed on the officers, directors, managers, employees, accountants, consultants, legal counsel, agents or other representatives of the Company or any of the Company’s Subsidiaries involved in connection with the Debt Financing, (iii) the Company and the Company’s Subsidiaries and their respective Representatives shall not be required to take any action that would (1) unreasonably interfere with the operation of the business of the Company or the Company’s Subsidiaries, (2) conflict with, or violate, the Company’s and/or any of the Company’s Subsidiaries’ organizational documents or applicable Law, (3) jeopardize or result in a loss or waiver of legal privilege or (4) result in a breach of, or a default under, any material contractual obligation of the Company or any of the Company’s Subsidiaries, (iv) nothing in this Section 5.12 shall require the Company or any of the Company’s Subsidiaries or their respective Representatives to (1) make any representation as to the solvency of the Company and/or the Company’s Subsidiaries or execute or deliver any solvency certificate or similar document, (2) deliver or obtain opinions of internal or external counsel, (3) waive or amend any terms of this Agreement, cause any condition to the Closing set forth in Section 6.01, Section 6.02 or Section 6.03 to not be satisfied or cause any breach of this Agreement or (4) provide (or be deemed to require the preparation of) any (a) pro forma financial statements or information, (b) information regarding any post‑Closing or pro forma cost savings, synergies, capitalization, ownership or other post‑Closing pro forma adjustments, (c) description of all or any portion of the Debt Financing, (d) projections or other forward‑looking statements relating to all or any component of the Debt Financing or (e) any audits, financial information or financial statements other than to the extent such audits, financial information or financial statements are readily available to the Company and are of a type and in a form customarily prepared by the Company. In addition, no action, liability or obligation of the Company, any of the Company’s Subsidiaries or any of their respective Representatives pursuant to any resolution, certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time.
(c)    The Company will use its commercially reasonable efforts to (x) provide customary assistance, upon Parent’s reasonable request and in accordance with the terms of the applicable indenture, in connection with any offers to purchase, exchange offers or consent solicitations made (any such offer or consent solicitation, a “Debt Offer”), in Parent’s discretion, by or on behalf of Parent, on terms determined by Parent in respect of the Company’s 3.88% First‑Priority Senior Secured Notes and 4.69% Second‑Priority Senior Secured Notes (collectively, the “Debt Securities”), provided that (A) the closing of any Debt Offer shall be conditioned upon the Closing, and any proposed amendments to the Debt Securities pursuant to the Debt Offer shall become effective no earlier than the Effective Time, (B) any such Debt Offer shall be consummated using funds provided by Parent, (C) the Company shall not be required to deliver any notice of redemption to the trustee of such Debt Securities or to the holders of such Debt Securities prior to the Closing and (D) the consummation of a Debt Offer with respect to any series of Debt Securities shall not be a condition to Closing; and (y) if requested by Parent, in lieu of Parent commencing a Debt Offer for any Debt Securities, (A) substantially simultaneously with the Effective Time, issue a notice of optional redemption for all of the outstanding aggregate principal amount of such series of Debt Securities, pursuant to the redemption provisions of the applicable indenture and (B) take any other actions reasonably requested by Parent to facilitate the satisfaction and discharge of such series of Debt Securities pursuant to the satisfaction and discharge provisions of the applicable indenture and the other provisions of such indenture applicable thereto; provided that prior to, or substantially concurrently with, the Company being required under clause (A) above to issue any notice of redemption to be issued substantially simultaneously with the Effective Time, Parent shall have, or shall have caused to be, deposited with the trustee under the applicable indenture, sufficient funds to effect such redemption and satisfaction and discharge.
(d)    Parent shall indemnify and hold harmless the Company and its Subsidiaries, and their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents, and other representatives, from and against any and all claims, liabilities, losses, damages, judgments, fines, penalties or costs arising in whole or in part out of actions or omissions undertaken pursuant to this Section 5.12 or the provision of information utilized in connection therewith, except in the event that such claims, liabilities, losses, damages, judgments, fines, penalties or costs arose out of or result from the fraud of any such Person. Promptly upon request by the Company, Parent will reimburse the Company for any reasonable and documented out‑of‑pocket costs and expenses (including attorneys’ fees) incurred by the Company, the Company’s Subsidiaries or their respective Representatives in connection with the cooperation of the Company, the Company’s Subsidiaries and their respective Representatives contemplated by this Section 5.12.

ARTICLE VI
CONDITIONS TO THE MERGER
SECTION 6.01. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law (collectively, “Restraints”) shall be in effect (i) enjoining or otherwise prohibiting consummation of the Merger or (ii) prohibiting the integration of the German business of the Company with Parent in accordance with Sec. 59 para 1 sentence 1 AWV.
(b)    Governmental Consents. The waiting period (and any extension thereof) applicable to the consummation of the Merger under (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 6.01(b) of the Company Disclosure Letter (the “Other Required Antitrust Laws”) shall have expired or early termination thereof shall have been granted and the approvals under the Other Required Antitrust Laws shall have been received.
(c)    Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(d)    CFIUS Clearance. The CFIUS Clearance shall have been obtained.
SECTION 6.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.01 (Organization; Standing), Section 3.02 (Capitalization), Section 3.03 (Authority, Noncontravention, Voting Requirements) (other than Section 3.03(d)(iii)), Section 3.14 (No Rights Agreement; Anti‑Takeover Provisions) and Section 3.27 (Brokers and Other Advisors) shall be true and correct in all respects as of the date hereof and as of the Closing Date, with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) (except where the failure of Section 3.02(a) or Section 3.02(b) to be true and correct is a De Minimis Inaccuracy), and (ii) set forth in the Agreement, other than those Sections specifically identified in clause (i) of this paragraph, shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); provided, that for purpose of determining satisfaction of the condition set forth in this clause (ii) (including the representations and warranties to which this clause (ii) applies), “material” and “materiality” shall mean material to the Company and its Subsidiaries, taken as a whole.
(b)    Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under the Agreement and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)    Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by its chief executive officer to the effect that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.
(e)    Pay‑Off Letter. No fewer than two (2) Business Days prior to the Closing, the Company shall have delivered to Parent a copy of a duly executed customary pay‑off letter with respect to the Senior Secured Credit Facility in form reasonably satisfactory to Parent from the administrative agent under the Senior Secured Credit Facility (i) that sets forth the amount to be paid on or prior to the Closing Date, together with wire transfer instructions and (ii) evidencing that the payment of such amount would result in the full repayment, satisfaction, release, and discharge of all obligations of the Company and its Subsidiaries under the Senior Secured Credit Facility (or than contingent indemnification obligations) and of all Liens thereunder.
SECTION 6.03. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Parent Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Parent Material Adverse Effect) as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).
(b)    Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under the Agreement and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.
(c)    Officer’s Certificate. Parent shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its president to the effect that the conditions set forth in Section 6.03(a), and Section 6.03(b) have been satisfied.
ARTICLE VII
TERMINATION
SECTION 7.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Stockholder Approval:
(a)    by the mutual written consent of the Company and Parent;
(b)    by either of the Company or Parent:
(i)    if the Effective Time shall not have occurred on or prior to June 13, 2019 (as such date may be extended pursuant to the immediately succeeding proviso or pursuant to Section 8.08, the “Outside Date”); provided, that if on the Outside Date any of the conditions set forth in Section 6.01(b) or Section 6.01(a) (to the extent relating to the matters set forth in Section 6.01(b)) shall not have been satisfied but all other conditions set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), and if the Company provides written notice to Parent or Parent provides written notice to the Company on or prior to the second (2nd) Business Day prior to the initial Outside Date, then the Outside Date shall be extended to September 13, 2019 and such date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement in any material respect has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso);
(ii)    if any Restraint (A) restraining, enjoining or otherwise prohibiting the Merger or (B) prohibiting the integration of the German business of the Company with Parent in accordance with Sec. 59 para 1 sentence 1 AWV shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or
(iii)    if (A) the CFIUS Clearance shall not have been obtained within one hundred and twenty (120) calendar days of the date the CFIUS Filing is accepted by CFIUS, (B) the President of the United States of America shall have made a determination under the DPA to suspend or to block the Transactions or (C) CFIUS shall have made a determination that there are unresolved national security concerns with respect to the Transactions such that the condition set forth in Section 6.01(d) shall not be capable of being satisfied.
(c)    by Parent:
(i)    if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;
(ii)    if the Board of Directors of the Company or a committee thereof (A) shall have made a Company Adverse Recommendation Change, (B) withdrawn or modified in any manner adverse to Parent or Merger Sub its approval or recommendation of the Merger or this Agreement, or (C) approved or recommended any Acquisition Proposal; or
(iii)    if the Company shall have failed to deliver the Written Consent to Parent within eight (8) hours after the execution of this Agreement by each party.
(d)    by the Company:
(i)    if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (y) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
(ii)    prior to receipt of the Company Stockholder Approval, in connection with entering into an Company Acquisition Agreement with respect to a Superior Proposal in accordance with Section 5.02(d); provided, that prior to or concurrently with such termination the Company pays the Company Termination Fee due under Section 7.03(a).
SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.02 and 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement in accordance with their terms), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except, subject to Section 7.03, no such termination shall relieve any party from liability for damages to another party resulting from a knowing and intentional breach of this Agreement (for the avoidance of doubt, it being understood that the failure of a party to consummate the Closing when required under this Agreement shall constitute a knowing and intentional breach) or from fraud.
SECTION 7.03. Termination Fee.
(a)    In the event that:
(i)    this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or by Parent pursuant to Section 7.01(c)(i) or Section 7.01(c)(iii); provided, that (A) a bona fide Acquisition Proposal shall have been made, proposed or otherwise communicated to the Company after the date of this Agreement and (B) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to the same Acquisition Proposal referred to in clause (A) and such Acquisition Proposal is subsequently consummated (even if after such twelve‑month period); provided, that, for purposes of clauses (A) and (B) of this Section 7.03(a)(i), the references to “25%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”; or
(ii)    this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii);
then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay the Company Termination Fee to Parent or its designee by wire transfer of same day funds (x) in the case of Section 7.03(a)(ii)(A), within two (2) Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two (2) Business Days after the consummation of the Acquisition Proposal referred to therein; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
As used herein, “Company Termination Fee” shall mean a cash amount equal to 4% of the aggregate Merger Consideration.
(b)    The Company acknowledges and agrees that the provisions for payment of the Company Termination Fee are an integral part of the Transactions and are included herein in order to induce Parent and Merger Sub to enter into this Agreement. If the Company fails to pay any amounts due under this Section 7.03 and Parent commences a suit which results in a final, nonappealable judgment against the Company, for any such amounts or any portion thereof, then the Company shall pay Parent’s costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on any such amounts at the prime rate (as published in The Wall Street Journal) in effect on the date such payment was required to be made through the date of payment.

(c)    In the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Company Termination Fee shall be the sole and exclusive remedy of Parent, Merger Sub, any of their respective former, current or future equityholders, controlling Persons, limited or general partners, managers, members, Affiliates, assignees or Representatives against the Company and its Subsidiaries and any of its or their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for any breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation or warranty (express or implied) made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise. Without limiting the foregoing, in consideration of the payment by the Company of the Company Termination Fee, Parent and Merger Sub unconditionally and irrevocably agree to (and will cause their respective Affiliates and each of the foregoing’s respective Representatives to) not exercise, and waive, any and all claims and rights it or they may have against the Company and its direct and indirect stockholders relating to or arising out of this Agreement or the transactions contemplated hereby (and the Company’s Subsidiaries and its and their respective directors, officers, employees, stockholders and Representatives).
ARTICLE VIII
MISCELLANEOUS
SECTION 8.01. No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.
SECTION 8.02. Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval. Any amendment or supplement to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto.
SECTION 8.03. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (i) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party or (iii) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing); provided, however, that following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the stockholders of the Company without such approval. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
SECTION 8.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.
SECTION 8.05. Counterparts. This Agreement (i) may be executed in one or more counterparts (including by e‑mail in .pdf format), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, (ii) shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto and (iii) to the extent signed and delivered by means of a scanned pages via e‑mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.
SECTION 8.06. Entire Agreement; No Third Party Beneficiaries. This Agreement, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for, if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 of this Agreement and the rights of the Company Related Parties set forth in Section 7.03(c), which are intended for the benefit of the Persons and shall be enforceable by such Persons.
SECTION 8.07. Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.
(b)    All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post‑judgment relief regarding, or any appeal from, a final trial court judgment.
SECTION 8.08. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. Subject to the following sentence, the parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Outside Date, any party hereto brings any action, in each case, in accordance with Section 8.08, to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action, as the case may be. Notwithstanding the foregoing, in no event shall Parent or Merger Sub be entitled to seek an award of specific performance or any other remedy (whether at law, in equity or otherwise) other than payment of the Company Termination Fee in any circumstance in which the Company Termination Fee is payable under Article VII hereof.
SECTION 8.09. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.
SECTION 8.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, sent by e‑mail

(with non‑automated written confirmation of receipt), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses or e‑mail addresses:
If to Parent or Merger Sub, to it at:

c/o SJL Partners, LLC 26F Seoul Finance Center 136 Sejong‑daero, Jung‑gu Seoul, South Korea
Attention:	Ki Chan Park JP Park
Email:	kcpark@sjlpartners.com jppark@sjlpartners.com
and
c/o KCC Corporation 344 Sapyeong‑daero, Seoch‑gu, Seoul, South Korea
Attention:	Jae Hun Jung
Email:	jaeun@kccworld.co.kr
and
c/o Wonik Holdings Corporation Wonik Building, Pangyo‑ro 255‑20, Bundang‑gu, Seongnam‑si, Gyunggi‑do, South Korea
Attention:	Seungki Min
Email:	skmin@wonik.co.kr
with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP 23F, Seoul Finance Center 136 Sejongdaero, Jung‑gu Seoul, Korea
Attention:	C.J. Kim Iksoo Kim
Email:	kimc@gtlaw.com kimik@gtlaw.com
and
Greenberg Traurig, LLP 200 Park Avenue New York, NY, 10166
Attention:	Kenneth A. Gerasimovich
Email:	gerasimovichk@gtlaw.com
If to the Company, to it at:

Momentive Performance Materials Inc. 260 Hudson River Road Waterford, New York 12188
Attention:	John D. Moran
Email:	john.moran@momentive.com

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY, 10019‑6064
Attention:	Brian P. Finnegan Taurie M. Zeitzer
Email:	bfinnegan@paulweiss.com tzeitzer@paulweiss.com
or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
SECTION 8.11. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.
SECTION 8.12. Definitions.
(a)    As used in this Agreement, the following terms have the meanings ascribed thereto below:
“3.88% First‑Priority Senior Secured Notes” means the 3.88% First‑Priority Senior Secured Notes due 2021 issued by the Company prior to the date hereof pursuant to the Indenture, dated as of October 24, 2014, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof.
“4.69% Second‑Priority Senior Secured Notes” means the 4.69% Second‑Priority Senior Secured Notes due 2022 issued by the Company prior to the date hereof pursuant to the Indenture, dated as of October 24, 2014, by and among the Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof.
“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that is in a form reasonably acceptable to the Company and Parent, it being understood that such an agreement in substantially the form of the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non‑material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements) shall be considered a form acceptable to the Company and Parent.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 25% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 25% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Anti‑Corruption Laws” means all applicable Laws related to anti‑corruption, anti‑bribery and anti‑money laundering, including, but not limited to, the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder.
“AWG” means German Foreign Trade Act (Außenwirtschaftsgesetz).
“AWG Clearance” means that the merger is not prohibited under Section 4 para 1 and 2 AWG in conjunction with Section 55 para. 1 and para 3 and Section 59 para 1 sentence 1 AWV. This condition shall be deemed satisfied if either (i) the BMWi has issued a certificate of compliance (Unbedenklichkeitsbescheinigung) regarding the merger contemplated hereunder pursuant to Section 58 para. 1sentence 1 AWV; (ii) a certificate of compliance is deemed to have been issued pursuant to Section 58 para. 2 sentence 2 AWV because the BMWi did not, within two months of the receipt of the application for a certificate of compliance in accordance with Section 58 para 1 AWV, commence a formal investigation under Section 55 para. 1 sentence 1 AWV; (iii) after having initiated a formal investigation under Section 55 para 1 sentence 1 AWV, the BMWi has terminated such investigation without prohibiting the merger or imposing any Material Order upon the Parent or any of its Affiliates under Section 59 para 1 AWV; or (iv) after having initiated a formal investigation under Section 55 para 1 sentence 1 AWV, the BMWi has not prohibited the merger contemplated hereunder or imposed any Material Order upon the Parent within a period of 4 (four) months after receipt of all relevant documentation on the transaction required by the BMWi in accordance with Section 57 AWV.
“AWV” means the German Foreign Trade Ordinance (Außenwirtschaftsverordnung).
“BMWi” means the German Federal Ministry for Economic Affairs and Energy.
“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.
“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes that are owned or used by or for the Company and/or any of its Subsidiaries in the conduct of the business of the Company or any Subsidiaries of the Company.

“Cash” means the items that comprise “cash and cash equivalents” in the Company’s consolidated balance sheet; provided, however, that “Cash” shall exclude (i) any prepaid deposits or other similar restricted cash and cash subject to any forbearance agreements and (ii) any long term financial assets; and provided, further, that if the Company (or any Subsidiary of the Company) shall not have made payments in connection with the exercise of its option to purchase twenty‑four percent (24%) of the capital stock of Xinan JV as of the date of delivery of the Actual Cash Amount in accordance with Section 2.02(a), the amount of such required payment (as specified in Section 5.01(b)(viii)) shall also be excluded from the definition of “Cash” and “Actual Cash Amount”.
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.
“CFIUS Clearance” means that (i) CFIUS has concluded that any transaction contemplated by this Agreement is not a covered transaction and not subject to review under the DPA and notified the parties thereto of that conclusion in writing; (ii) CFIUS has issued a written notification that it has concluded its review (and, if applicable, any investigation) of the joint voluntary notice filed with it pursuant to Section 721 of the DPA in connection with any transaction contemplated by this Agreement and determined that there are no unresolved national security concerns with respect to such transactions; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision and (x) the President has announced a decision not to take any action to suspend or prohibit the Transactions contemplated by this Agreement or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the date the President received such report from CFIUS.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Company Charter Documents” means the Company’s certificate of incorporation and by‑laws, each as amended and/or restated and in effect on the date of this Agreement.
“Company Employee” means (a) all employees of the Company or any U.S. Government Subsidiary employed as of the Effective Time (including any such employee on disability or other approved leave of absence as of such date); and (b) all individuals formerly employed by the Company whose employment primarily related to the U.S. Government Business and all former employees of any U.S. Government Subsidiary.
“Company Lease” means any lease, sublease, sub‑sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.
“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a stock option, stock purchase, stock appreciation right or other stock‑based agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit‑sharing, retirement, post‑retirement, vacation, severance or termination pay, benefit or fringe‑benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any plan, program, policy, agreement or arrangement mandated by applicable Law.
“Company Stock Plan” means the MPM Holdings Inc. Management Equity Plan.
“De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of the Company in Section 3.02(a) or Section 3.02(b) that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company.
“Debt Financing” means any debt financing incurred by Parent or its Subsidiaries for the purposes of funding a portion of the transactions contemplated by this Agreement.
“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and the rules and regulations thereunder, as amended.
“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, Trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data.
“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third‑party right or encumbrance of any kind or nature.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self‑regulatory organization), whether federal, state or local, domestic, foreign or multinational.
“Government Bid” means any offer, quotation, bid or proposal to sell products or services made by the Company or a U.S. Government Subsidiary to any Governmental Authority as defined below or any prime contractor or a subcontractor (at any tier) to a Government Contract prior to the Closing Date which, if accepted, would result in a Government Contract.
“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter contract, purchase order, delivery order, task order, grant, cooperative agreement, Government Bid, or other mutually binding legal agreement between the Company or a U.S. Government Subsidiary, on the one hand, and (a) a Governmental Authority, (b) any prime contractor to a Governmental Entity or (c) any subcontractor (at any tier) with respect to any contract described in clause (a) or (b), on the other hand. A task or delivery order issued under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.
“Hazardous Material” means any pollutant, contaminant, chemical, material, substance, waste or constituent (including, without limitation, crude oil or any other petroleum product and asbestos) addressed by, subject to regulation under, or which can give rise to liability or an obligation under, any Environmental Law.
“HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, as amended.
“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations‑in‑part and extensions thereof), patent application or invention and discovery; any trademark, trademark registration, trademark application, service mark, trade name, logo, business name or brand name; any copyright, copyright registration, design, design registration or database rights; any internet domain name, and registrations and applications therefor; trade secret, confidential know‑how, confidential customer data, or other confidential information, whether tangible or intangible, including algorithms, ideas, designs, formulas, methods, processes, programs, prototypes, systems and techniques; and computer software (including source and object codes, databases and related documentation), in each case to the extent confidential; and all goodwill associated with any trademark or domain name.
“IRS” means the Internal Revenue Service.
“Knowledge” means (i) with respect to the Company, the knowledge of the individuals listed on Section 8.12 of the Company Disclosure Letter after due inquiry and (ii) with respect to Parent or Merger Sub, the knowledge of any of the officers or directors of Parent or Merger Sub, after due inquiry.
“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.
“Material Adverse Effect” means any fact, circumstance, event, development, change, effect or occurrence (each an “Effect” and collectively, “Effects”) that, individually or in the aggregate with all other Effects, has a material adverse effect on the assets, business or results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole or would reasonably be expected to prevent or materially impair the Company’s ability to consummate the Merger or the other transactions contemplated hereunder, provided that no Effects relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions or developments or changes in rates of foreign exchange in currency or interest rates, (ii) general changes or developments in the principal industries in which the Company or its Subsidiaries operate, (iii) changes in any applicable Laws or regulations or GAAP, or any applicable accounting regulations, standards or principles or interpretation or enforcement thereof, (iv) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, pandemic, act of God or other comparable events or outbreak or escalation or worsening of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions, (v) the execution and delivery of this Agreement or the announcement or pendency of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, vendors, investors, stockholders, lenders, partners, contractors or other commercial relations or employees of the Company or any of its Subsidiaries, or (vi) any actions required to be taken by the Company pursuant to or in accordance with this Agreement; except in the cases of clauses (i) through (iv), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate.

“Material Order” means any order under Section 59 para 1 AWV which would lead to any negative economic consequences for the Parent, any Affiliates of the Parent or the Merger Sub which exceed the administrative costs for complying with such order.
“Minimum Cash Amount” means $250,000,000.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, prevents, materially delays or has a material adverse effect on the ability of Parent or Merger Sub to, consummate the Merger and the other transactions contemplated by this Agreement.
“Permitted Encumbrances” means (i) easements, rights‑of‑way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.
“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business (provided, however, that any such liens affecting the Owned Real Property shall not secure obligations in excess of $50,000), (iii) Liens securing payment, or any obligation, with respect to outstanding indebtedness or any swap or hedging transaction or other derivative agreements or any cash management arrangements so long as there is no event of default thereunder, (iv) licenses of Intellectual Property granted in the ordinary course of business and (v) such other Liens that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.
“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government‑issued identifier) or any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual and (b) IP address or other persistent identifier.
“Privacy/Data Security Laws” means all laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Company’s Business Systems.
“Products” mean any products or services that are designed, developed manufactured by, offered for sale, distributed, or otherwise provided by the Company or any Subsidiaries of the Company to purchasers, subscribers, or other end users, whether directly or through multiple tiers of distribution.
“Registered Company Intellectual Property” means all (i) patents, patent applications, (ii) registered copyrights, applications to register copyrights, (iii) registered marks (including trademarks, service marks, and trade dress, to the extent registered), and applications to register marks, (iv) registered domain names, and (v) social media accounts, in each case that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Related Party” means any current director, officer, senior employee or five percent stockholder of the Company or any of its Subsidiaries, and each such Person’s Affiliates or immediate family members.
“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the environment.
“Representatives” means, with respect to any Person, its officers, directors, employees, managers, managing members, general partners, trustees, fiduciaries, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other experts and advisors, Affiliates and other representatives.
“SEC” means the U.S. Securities and Exchange Commission.
“Senior Secured Credit Facility” means that certain Senior Secured Debtor‑in‑Possession and Exit Asset‑Based Revolving Credit Agreement, dated as of April 15, 2014, as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, among Momentive Performance Materials Holdings Inc., a Delaware corporation, Momentive Performance Materials Inc., a Delaware corporation, Momentive Performance Materials USA Inc., a Delaware corporation, the other Borrowers (as defined therein) party thereto, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties party thereto.
“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.
“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.
“Superior Proposal” means a bona fide, written Acquisition Proposal, not solicited, received, initiated or facilitated in violation of Section 5.02, involving (i) assets that generate more than 50% of the consolidated total revenues of the Company and its Subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated total assets of the Company and its Subsidiaries, taken as a whole, or (iii) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Board of Directors of the Company (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the Company than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Board of Directors of the Company, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions contemplated hereby and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 5.02(d).
“Transactions” means, collectively, the entry into and performance of this Agreement and the transactions contemplated hereby (including the Merger).
“United States Government” means the government of the 50 states and the District of Columbia.
“U.S. Government Business” means the businesses, activities and operations of the Company and its Subsidiaries on or prior to the Closing Date to the extent such businesses, activities and operations are related to contracts with or the provision of services to United States (including federal, state or local) Governmental Authorities including subcontracts at all tiers under contracts with United States Governmental Authorities; provided, however, that the U.S. Government Business does not include (x) the North American Commercial, European, or International business sectors or (y) any business, activity or operations related to the provision of services to Governmental Authorities that are not federal, state or local United States Governmental Authorities.
“U.S. Government Subsidiaries” means the Subsidiaries of the Company located in the 50 states and the District of Columbia.
The following terms are defined on the Section of this Agreement set forth after such term below:

Term	Section
Action	3.07
Actual Cash Amount	2.02(a)
Agreement	Preamble
Antitrust Laws	5.03(a)
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Book Entry Share	2.01(c)
Capitalization Date	3.02(a)
Certificate	2.01(c)
Certificate of Merger	1.03
CFIUS Filing	5.03(d)
Claim	5.06(b)
Closing	1.02
Closing Date	1.02
Commerce	3.23(d)
Common Appraisal Shares	2.07(a)
Company	Preamble
Company Acquisition Agreement	5.02(a)
Company Adverse Recommendation Change	5.02(d)
Company Affiliate Transaction	3.22
Company Board Recommendation	3.03(b)
Company Common Stock	2.01
Company Disclosure Letter	III
Company Equity Awards	3.02(b)
Company Information Statement	3.19
Company Intellectual Property Rights	3.13(c)
Company Related Parties	7.03(c)
Company RSU	2.04(b)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Stock Option	2.04(a)
Company Stockholder Approval	3.03(c)
Company Termination Fee	7.03(a)(ii)
Confidentiality Agreement	5.04(b)
Continuation Period	5.07(a)
Continuing Employee	5.07(a)
Contract	3.03(d)
Customers	3.21
Customs & International Trade Laws	3.23(d)

Debt Offer	5.12(c)
Debt Securities	5.12(c)
DGCL	1.01
DOJ	5.03(c)
Effective Time	1.03
Environmental Laws	3.12
Environmental Permits	3.12
EU	3.23(d)
Exchange Fund	2.03(a)
Filed SEC Documents	III
FTC	5.03(c)
Guarantee	Recitals
Indebtedness	5.01(b)(iii)
Indemnitee	5.06(a)
Judgment	3.07
JV Entity	3.01(b)
JV Interest	3.01(b)
Labor Agreement	3.11
Laws	3.08
Material Contract	3.16(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Notice Period	5.02(d)
OFAC	3.23(d)
Option Cashout Amount	2.04(a)
Other Required Antitrust Laws	6.01(b)
Outside Date	7.01(b)(i)
Owned Real Property	3.15(a)
Parent	Preamble
Paying Agent	2.03(a)
Permits	3.08
Premium Cap	5.06(c)
Restraints	6.01(a)
RSU Cashout Amount	2.04(b)
Secretary of State	1.03
Securities Act	3.02(b)
SOX	3.05(a)
Suppliers	3.20
Surviving Corporation	1.01
Takeover Law	3.14(b)
Tax	3.09(s)
Tax Returns	3.09(s)
Transaction Litigation	5.08
Written Consent	5.10(a)
Xinan JV	5.01(b)(viii)
SECTION 8.13. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.
SECTION 8.14. No Personal Liability. Each of Parent and Merger Sub acknowledges and agrees that it has no right of recovery against, and no personal liability will attach to, in each case with respect to any breach, liability, cost, expense, loss or damage suffered by Parent, Merger Sub or any of their Affiliates (or the respective Representatives of any of the foregoing), as a result of this Agreement, any of the Company Related Parties, whether through the Company or its Subsidiaries or Affiliates or otherwise, by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any such Person, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.
SECTION 8.15. Interpretation.
(a)    When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents (A) posted to the Project Mom Intralinks Exchange by or on behalf of the Company at least 24 hours prior to the date hereof or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives at least 24 hours prior to the date hereof. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.
(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.
[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MOM HOLDING COMPANY,
By:	/s/ STEPHEN SUKJUNG LIM
	Name:	Stephen Sukjung Lim
	Title:	Chairman and President

MOM SPECIAL COMPANY,
By:	/s/ STEPHEN SUKJUNG LIM
	Name:	Stephen Sukjung Lim
	Title:	Chairman and President

MPM HOLDINGS INC.,
By:	/s/ JOHN G. BOSS
	Name:	John G. Boss
	Title:	Chief Executive Officer and President

[Signature Page to Merger Agreement]

ANNEX B
MPM HOLDINGS INC.
Written Consent of the Requisite Stockholders
[  ], 2018
The undersigned, being the holders of shares of capital stock of MPM Holdings Inc., a Delaware corporation (the “Corporation”), representing a majority of votes entitled to be cast on the matters set forth in the resolutions attached hereto as Annex I (in the aggregate and in accordance with Section 2.10 of the Corporation’s Amended and Restated Bylaws) (collectively, the “Requisite Stockholders”), hereby consent to and adopt, pursuant to Section 228(a) and Section 228(c) of the General Corporation Law of the State of Delaware, such resolutions with the same force and effect as if such resolutions were approved and adopted at a duly constituted meeting of the stockholders of the Corporation.
This consent shall be effective immediately following the execution and delivery of the Agreement and Plan of Merger, dated on or about the date hereof (the “Merger Agreement”), by and among the Corporation, MOM Holding Company, a Delaware corporation (“Parent”) and MOM Special Company, a Delaware corporation and wholly‑owned subsidiary of the Parent (“Merger Sub”), (the time of the effectiveness of the Merger Agreement, the “Effective Time”); provided, however, that this consent shall cease to be effective as to any of the undersigned immediately upon termination of that certain Stockholder Support Agreement, dated as of the date hereof, by and among Parent and the Requisite Stockholders, in accordance with its terms. This consent is irrevocable and coupled with an interest.
[Signature pages follow]

IN WITNESS WHEREOF, this written consent has been executed by each of the undersigned effective as of the date first above written.

[STOCKHOLDER]
By:
Name:
Title:

[Signature page to MPM Holdings Inc. Requisite Stockholder Consent]

Annex I
Resolutions of the Requisite Stockholders of MPM Holdings Inc.
WHEREAS, the Board of Directors of the Corporation has deemed it to be advisable, fair and in the best interests of the Corporation and its stockholders to approve and adopt (i) the Merger Agreement and (ii) each of the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into the Corporation (the “Merger”);
WHEREAS, each of the Requisite Stockholders acknowledges having received a substantially final draft of the Merger Agreement and an opportunity to discuss the same with the Board;
WHEREAS, the Requisite Stockholders represent a majority of the votes entitled to be cast on the matters set forth in these resolutions (in the aggregate and in accordance with Section 2.10 of the Corporation’s Amended and Restated Bylaws); and
WHEREAS, the Requisite Stockholders desire to approve and adopt the Merger Agreement and each of the transactions contemplated thereby, including the Merger, in all respects.
NOW, THEREFORE, BE IT:
1. Approval of the Merger Agreement
RESOLVED, that the Merger Agreement and each of the transactions contemplated thereby, including the Merger, be and hereby are adopted and approved in all respects.
2. General
RESOLVED, that all actions previously taken by any director, officer, employee or agent of the Corporation in connection with, related to or implied by the preceding resolutions be, and each of them hereby is, adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Corporation; and be it further
RESOLVED, that any director, officer, employee or agent of the Corporation be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation to take any and all such actions and to execute, deliver, certify and file any and all such documents or instruments as he or she may in his or her discretion approve as necessary, appropriate or desirable to effectuate the purpose and intent of the preceding resolutions and the transactions contemplated or implied thereby, the taking of such actions and the execution, delivery, certification or filing of such further documents or instruments to be conclusive evidence of such approval and that the same has been adopted, ratified, confirmed and approved in all respects as the acts and deeds of the Corporation; and be it further
RESOLVED, that in connection with the transactions contemplated or implied by the preceding resolutions, the Secretary of the Corporation (the “Secretary”) be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation to certify any more formal or detailed resolutions as the Secretary may deem necessary, appropriate or desirable to effectuate the purpose and intent of the preceding resolutions; and the Secretary be, and hereby is, authorized, empowered and directed to annex such resolutions to the minutes of the Corporation, and thereupon such resolutions shall be adopted, ratified, confirmed and approved as and for the resolutions of the Corporation, as if set forth in full in these resolutions.

ANNEX C
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262 Appraisal rights
(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)    Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)    In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)    Appraisal rights shall be perfected as follows:
(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX D
[LETTERHEAD OF GOLDMAN SACHS & CO. LLC]
PERSONAL AND CONFIDENTIAL
September 13, 2018
Board of Directors
MPM Holdings Inc.
260 Hudson River Road
Waterford, NY 12188
Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than MOM Holding Company (“Buyer”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of MPM Holdings Inc. (the “Company”) of the $32.50 in cash per Share (as adjusted pursuant to Section 2.02 of the Agreement (as defined below) the “Consideration”) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of September 13, 2018 (the “Agreement”), by and among Buyer, MOM Special Company, a wholly owned subsidiary of Buyer, and the Company.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non‑financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co‑invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Buyer, any of their respective affiliates and third parties, including Apollo Global Management, LLC, an affiliate of the Company (“Apollo”), Oaktree Capital Management, L.P., an affiliate of the Company (“Oaktree”), KCC Corporation, an affiliate of Buyer (“KCC”), Wonik Holdings Co., Ltd., an affiliate of Buyer (“WONIK”), SJL Partners, LLC, an affiliate of Buyer (“SJL”), and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to Apollo and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Gala Coral Group Limited, a portfolio company of Apollo, in connection with its merger with Ladbrokes plc in November 2016; as joint agent in connection with a term loan facility (aggregate principal amount $2,900,000,000) of West Corporation, a portfolio company of Apollo, in October 2017; as financial advisor to EaglePicher Industries Inc., a subsidiary of Vectra Corporation, a portfolio company of Apollo, in connection with its sale in December 2017; as administrative agent, joint lead arranger and joint bookrunner in connection with a term loan facility (aggregate principal amount $2,200,000,000) and revolving credit facility (aggregate principal amount $400,000,000) of VICI Properties Inc., a portfolio company of Apollo, in December 2017; as joint lead arranger and joint bookrunner in connection with a revolving credit facility (aggregate principal amount $3,500,000,000) of Vistra Energy Corp., a portfolio company of Apollo, in December 2017; as joint lead arranger and joint bookrunner in connection with a term loan (aggregate principal amount $4,700,000,000) and revolving credit facility (aggregate principal amount $1,000,000,000) of Caesars Entertainment Corporation, a portfolio company of Apollo, in December 2017; as bookrunner in connection with an initial public offering of 105,000,000 shares of common stock of The ADT Corporation, a portfolio company of Apollo, in January 2018; and as financial advisor to Athora Holding Ltd., a portfolio company of Apollo, in connection with its acquisition of Generali Belgium SA in April 2018. We have also provided certain financial advisory and/or underwriting services to Oaktree and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner in connection with a public offering of 18,000,000 common shares of First Bancorp of Puerto Rico, a portfolio company of Oaktree, in November 2016; as joint bookrunner in connection with a public offering of 12,500,000 common shares of AdvancePierre Foods, Inc., a portfolio company Oaktree, in January 2017; as co‑manager in connection with a public offering of 10,000,000 common shares of Taylor Morrison Home Corporation, a portfolio company of Oaktree, in January 2017; as financial advisor to Energy Investors Funds Group, an affiliate of Oaktree, in connection with its sale of an interest in the Linden cogeneration plant in April 2018; as financial advisor to Pulse Electronics Corporation, a portfolio company of Oaktree, in connection with its sale in May 2018; and as co‑manager in connection with a public offering of 6,000,000 shares of preferred stock of Oaktree Capital Group, LLC, an affiliate of Oaktree, in May 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Buyer, KCC, WONIK, SJL, Apollo, Oaktree and their respective affiliates and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co LLC also may have co‑invested with Apollo, Oaktree, SJL and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Apollo, Oaktree and SJL from time to time and may do so in the future.
In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports on Form 10‑K of the Company and its predecessor (“Momentive Performance Materials, Inc.”) for the five years ended December 31, 2017; certain interim reports to stockholders and Quarterly Reports on Form 10‑Q of the Company; certain other communications from the Company to its stockholders; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Company Projections”); certain internal net operating loss forecasts for the Company prepared by its management, as approved for our use by the Company (the “Company NOL Projections”); and estimates of the amount of any adjustments pursuant to Section 2.02 of the Agreement, as prepared by the management of the Company and approved for our use by the Company (the “Company Adjustment Estimates”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty chemicals industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Company Projections, the Company NOL Projections and the Company Adjustment Estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off‑balance‑sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Buyer and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Buyer and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Buyer or the ability of the Company or Buyer to pay their respective obligations as they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Buyer and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

ANNEX E
[LETTERHEAD OF MOELIS & COMPANY LLC]
September 11, 2018
MPM Holdings Inc.
260 Hudson River Road
Waterford, NY 12188
Attention: Board of Directors
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of MPM Holdings Inc. (the “Company”), other than holders of Company Common Stock affiliated with Apollo Global Management and Oaktree Capital Management (collectively, the “Excluded Holders”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among MOM Holding Company (“Parent”), MOM Special Company, a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. As more fully described in the Agreement, Merger Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock (other than (x) shares owned by the Company as treasury stock, Parent or Merger Sub or any direct or indirect wholly owned subsidiary of Parent or the Company or (y) shares regarding which appraisal has been properly demanded under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $32.50 in cash, without interest (the “Consideration”), subject to adjustment (as to which we express no opinion).
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including (x) financial forecasts relating to the Company provided to or discussed with us by the management of the Company (“Company Forecasts”) and (y) estimates of the management of the Company regarding the Company’s anticipated utilization of its net operating losses (“Tax Attribute Estimates”); (iii) conducted discussions with members of the senior management and representatives of the Company concerning the information described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (v) considered the results of efforts by or on behalf of the Company, including by us at the Company’s direction, to solicit indications of interest from third parties with respect to a possible acquisition of all or a portion of the Company; (vi) reviewed the financial terms of certain other transactions that we deemed relevant; (vii) reviewed a draft, dated September 11, 2018, of the Agreement; (viii) participated in certain discussions and negotiations among representatives of the Company and Parent and their respective advisors; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for, and did not undertake any, independent verification of any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts referred to above (including the Company Forecasts and the Tax Attribute Estimates), we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available

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estimates and judgments of the management of the Company as to the future performance of the Company and anticipated utilization of the Company’s net operating losses in the absence of a Transaction, respectively. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off‑balance‑sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to outstanding litigation involving the Company relating to replacement notes issued under a bankruptcy plan of reorganization and for which significant damages are alleged, you have instructed us to rely solely upon the judgment of the management of the Company that the outcome of the litigation will not be in excess of estimates provided to us by such management.
With your consent, for purposes of our analyses and this opinion, we have also assumed that any adjustments to the Consideration pursuant to the Agreement, including as a result of the Minimum Cash Amount exceeding the Actual Cash Amount (as such terms are used in the Agreement), will not be material to our analyses or this opinion. Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments occurring or coming to our attention after the date hereof.
We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services contingent upon the consummation of the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and Parent and their respective affiliates. We have provided investment banking and other services to the Company unrelated to the Transaction. We may in the future provide investment banking and other services to Parent and its affiliates and may receive compensation for such services.
This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders). In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

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Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction, other than Excluded Holders, is fair from a financial point of view to such holders.

Very truly yours,
/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

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